As confidentially submitted to the U.S. Securities and Exchange Commission on December 14, 2022 pursuant to the Jumpstart Our Business Startups Act of 2012

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SYRA HEALTH CORP.
(Exact name of registrant as specified in its charter)

Delaware	7361	85-4027995
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1119 Keystone Way N. #201

Carmel, IN 46032

(317) 939-4669

(Address, including zip code, and telephone number,

Including area code, of registrant’s principal executive offices)

Deepika Vuppalanchi
Chief Executive Officer
Syra Health Corp.
1119 Keystone Way N. #201

Carmel, IN 46032

(317) 939-4669

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Jeffrey J. Fessler, Esq. Nazia J. Khan, Esq. Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, NY 10112-0015 Telephone: (212) 653-8700	Richard I. Anslow, Esq. Jonathan Deblinger, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105 Telephone: (212) 370-1300

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement contains two forms of prospectuses: one to be used in connection with the initial public offering of              shares of our Class A common stock (including shares of Class A common stock which may be issued upon exercise of a 45-day option granted to the underwriters to cover over-allotments, if any) through the underwriters named on the cover page of this prospectus (the “IPO Prospectus”) and one to be used in connection with the potential resale by certain selling stockholders of an aggregate amount up to          shares of our Class A common stock (the “Selling Stockholder Prospectus”). The IPO Prospectus and the Selling Stockholder Prospectus will be identical in all respects except for the alternate pages for the Selling Stockholder Prospectus included herein which are labeled “Alternate Pages for Selling Stockholder Prospectus.”

The Selling Stockholder Prospectus is substantively identical to the IPO Prospectus, except for the following principal points:

●	they contain different outside and inside front covers;

●	they contain different Offering sections in the Prospectus Summary section;

●	they contain different Use of Proceeds sections;

●	the Capitalization section is deleted from the Selling Stockholder Prospectus;

●	the Dilution section is deleted from the Selling Stockholder Prospectus;

●	a Selling Stockholder section is included in the Selling Stockholder Prospectus;

●	the Underwriting section from the IPO Prospectus is deleted from the Selling Stockholder Prospectus and a Plan of Distribution is inserted in its place; and

●	the Legal Matters section in the Selling Stockholder Prospectus deletes the reference to counsel for the underwriters.

We have included in this Registration Statement, after the financial statements, a set of alternate pages to reflect the foregoing differences of the Selling Stockholder Prospectus as compared to the IPO Prospectus.

The sales of our Class A common stock registered in the IPO Prospectus and the Selling Stockholder Prospectus may result in two offerings taking place concurrently, which could affect the price and liquidity of, and demand for, our Class A common stock. This risk and other risks are included in “Risk Factors” beginning on page 9 of the IPO Prospectus.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED DECEMBER 14, 2022

                      shares of Class A Common Stock

Syra Health Corp.

This is the initial public offering of shares of Class A common stock of Syra Health Corp. We are offering             shares of our Class A common stock. No public market currently exists for our Class A common stock. We anticipate that the initial public offering price will be between $       and $       per share.

We have applied to list our Class A common stock on The Nasdaq Capital Market under the symbol “SYRA.” Upon completion of this offering, we will be a “controlled company” as defined in the corporate governance rules of The Nasdaq Capital Market, however, we do not expect to utilize any related exemptions to governance rules as a result of being a controlled company.

We have two classes of common stock: Class A common stock and convertible Class B common stock (“Class B common stock”). The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to 16.5 votes and is convertible at any time into ten shares of Class A common stock. In addition, each share of Class B common stock will convert automatically into 10 shares of Class A common stock upon any transfer, whether or not for value, except for certain permitted transfers described in our Certificate of Incorporation, including, but not limited to, trusts for the benefit of the stockholder, and partnerships, corporations and other entities owned by the stockholder. Following this offering, the holders of all of our outstanding Class B common stock will hold approximately % of the voting power of our outstanding capital stock.

The dual-class structure of our common stock as contained in our Amended and Restated Certificate of Incorporation, has the effect of concentrating voting control with those stockholders who hold our Class B common stock after this offering and such Class B holders shall continue to have voting control until they hold under % of the voting power of our outstanding capital stock. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring stockholder approval, and that may adversely affect the trading price of our Class A common stock

In addition, we have registered an aggregate of          shares of our Class A common stock for resale by certain selling stockholders by means of the Selling Stockholder Prospectus. Sales of the shares of our Class A common stock registered in this prospectus and the Selling Stockholder Prospectus may result in two offerings taking place concurrently which might affect price, demand, and liquidity of our Class A common stock.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 9.

	Per Share	Total
Price to the public	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)[1]	$	$

(1)	Underwriting discounts and commissions do not include a non-accountable expense allowance equal to 1% of the initial public offering price payable to the underwriters. The registration statement, of which this prospectus is a part, also registers for sale warrants to purchase shares of Class A common stock to be issued to the representative of the underwriters. We have agreed to issue the warrants to the representative of the underwriters as a portion of the underwriting compensation payable to the underwriters in connection with this offering. We refer you to “Underwriting” beginning on page 69 of this prospectus for additional information regarding underwriting compensation.

We have granted the underwriters a 45-day option to purchase up to              additional shares of Class A common stock at the initial public offering price, less the underwriting discount.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock on or about           , 2022.

 KINGSWOOD CAPITAL MARKETS

division of Kingswood Capital Partners, LLC

The date of this prospectus is                 , 2022

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Class A common stock.

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of these securities.

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PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. It does not contain all the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless context requires otherwise, references to “we,” “us,” “our,” “Syra,” or “the Company” refer to Syra Health Corp.

Overview

We are a healthcare services company promoting preventative health, holistic wellness, health education, and equitable healthcare for all patient demographics. We leverage deep scientific and healthcare expertise to create strategic frameworks and develop patient-centric solutions for the betterment of patient lives and health outcome linked to developing a healthier population. We offer comprehensive end-to-end solutions in health education and outreach, population health management, behavioral and mental health, clinical workforce and digital health.

Our Services

Health Education

We believe that one of the main drivers of the healthcare education solutions market is the need to address challenges in the healthcare industry through effective and innovative medical and scientific training. With evolving healthcare technology, healthcare professionals must be knowledgeable with respect to various patient-care approaches to make better informed clinical decisions and assure patient satisfaction. We believe that targeted and continuous healthcare education solutions are needed to help healthcare professionals improve their competency, improve health equality and incorporate innovative and new therapeutic options into practice to improve overall patient care quality. We develop medical education content to drive the organizational and strategic brand goals and vision of our clients. Our education outreach plan utilizes omnichannel delivery approaches from a suite of solutions for in-person, virtual and hybrid arrangements, and our deliverables include traditional print and electronic formats. Some of our targeted education approaches include the utilization of artificial intelligence tools to provide real-time information to customers. Within our health education and outreach service line we offer the following services: patient education; medical communications; public health and policy; grant publications; and training and outreach.

Population Health Management

We define population health management as the process of assessing and analyzing healthcare and its delivery to create improvement for a population of individuals. We provide end-to-end solutions and strategies to improve quality of care, access to care, health outcomes, and healthcare policies. We believe that our solutions will assist individuals in reaching their full health potential through preventative care, care coordination and patient engagement. Our team of service providers apply advanced health analytics to real-world data to provide meaningful insights to improve quality of clinical care and understand patterns and trends around diagnosis, treatment and continued care. Our team helps stratify health risks based on social determinants of health, predict utilization of resources and health care costs, identify patient-level interventions and recommend population-level strategies. Within our population health management service line we offer the following services: analytics; epidemiology; public health surveillance; quality, assessments and audit; and health equity solutions.

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Behavioral and Mental Health

We strongly believe in behavioral and mental health equity and our mission is to provide solutions that help improve health care and provide access to all populations, regardless of race, ethnicity, gender, socioeconomic status, sexual orientation, or geographic location. With our specialized services, we believe that we can help solve the behavioral and mental health needs of various organizations, including health organizations, large employers and schools. Currently, we offer telehealth and prevention program services; however, to date, we have not generated any revenue from such services. Specifically, we have developed SyraPsych as a convenient, on-demand telehealth platform for mental health services that provides interactive patient experience. Through SyraPsych, we offer 24/7 access to safe and secure counseling and care coordination with a variety of medical health professionals such as psychiatrists, therapists, nurse practitioners and peer coaches and can provide similar services and solutions for employers and their employees. Furthermore, we are developing evidence-based behavioral and mental health digital tools and mobile apps that provide valuable tips, solutions and potential treatment interventions, including tracking mental health.

Clinical Workforce

Our healthcare staffing solutions are intended to help evaluate the immediate and longitudinal workforce needs of our client’s organization. Using agile implementation staffing methodologies we make it seamless and cost-efficient to expand our client’s clinical personnel. We recruit experienced nurses and allied health professionals for long-term fixed contract positions at hospitals and healthcare facilities across the country. Currently, we hold contracts with the State of Indiana psychiatric hospital to provide healthcare licensed and ancillary staff. Other staffing positions that we recruit include care coordinators, specialists to fill healthcare management roles, healthcare educators, therapists, healthcare technicians and health plan specialists.

Digital Health

We use digital health to bring innovation into the healthcare practice. By providing stakeholders with data, we empower stakeholders to address factors that impact holistic health, including physical, behavioral and social elements. Currently, we are developing digital and cloud-based platforms to help improve cost savings through the automation of health operations which also provide clinical insights that personalize care and improve patient satisfaction; however, we have not generated any revenue to date. Our digital health solutions are intended to help improve whole health experience; care coordination management; patient engagement and experience; and claims and payment accuracy. Superficially, our Soulcial app which we intend to launch in the first quarter of 2023 is intended to connect the mind, body and soul elements and provides a way to connect to caregivers and peers, thus alleviating social isolation. The behavioral and mental health modules in Soulcial are intended to help self-assess stress, anxiety and depression and connect patients to service providers for treatment interventions. In addition, we offer an artificial intelligence chatbot trained to have human-like conversations using a process known as natural language processing to facilitate and provide end-to-end query resolution for the patients. Patients can utilize our chatbot for multiple features such as learning more about their condition, identifying healthcare professionals in their vicinity, scheduling, billing purposes, and learning about their health benefits from a health plan.

Growth Strategies

We hope to become a leader in clinical healthcare solutions by providing customized and comprehensive end-to-end solutions for our customers in the public and private healthcare sectors and expand our operations to other metropolitan areas. As we continue our expansion, we anticipate that our professional pool and infrastructure will grow to support the breadth and depth of our services. In addition, we may expand our footprint by acquiring companies that offer similar service lines.

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Risks Associated with Our Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this Prospectus Summary. These risks include, but are not limited to, the following:

●	Although we have generated approximately $1.3 million of revenues as of December 31, 2021 and approximately $__ million for the nine months ended September 30, 2022, our future profitability is uncertain. Even if this offering is successful, we will require substantial additional funding. If we are unable to raise capital on favorable terms when needed, we could be forced to curtail, delay or discontinue our business.

●	Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing.

●	Our business strategy and future success depend on our ability to cross-sell our solutions.

●	If we are unable to successfully expand our sales force productivity, sales of our solutions and the growth of our business and financial performance could be harmed.

●	The novel coronavirus pandemic has adversely impacted and could continue to adversely impact the business, results of operations, financial condition, liquidity and cash flows of us and our clients.

●	Our ability to generate revenue could suffer if we do not continue to update and improve our existing solutions and develop new ones.

●	Achieving market acceptance of new or updated solutions is necessary in order for them to become profitable and will likely require significant efforts and expenditures.

●	Our business would be adversely affected if we cannot obtain, process or distribute data we require to provide our solutions.

●	Disruptions in service or damages to our data or systems failures, could have a material adverse impact on our business, results of operations or financial condition. In addition, breaches and failures of IT systems and the sensitive information we transmit, use and store, expose us to potential liability and reputational harm.

●	We rely on Internet infrastructure, bandwidth providers, data center providers, other third parties and our own systems in providing certain of our solutions to our customers, and any failure or interruption in the services provided by these third parties or our own systems could expose us to litigation and negatively impact our relationships with customers, adversely affecting our brand and our business.

●	Failure by our customers to obtain proper permissions or provide us with accurate and appropriate information may result in claims against us or may limit or prevent our use of information, which could harm our business. Additionally, privacy concerns relating to our business could damage our reputation and deter current and potential customers from using our solutions.

●	Our independent content providers may fail to perform adequately or comply with laws, regulations or contractual covenants.

●	Our work with government clients exposes us to additional risks inherent in the government contracting environment.

●	We may be liable for the misdiagnoses, mistreatment, injury or other harm to patients resulting from the use of data that we provide to health care providers, and any resulting claims could negatively impact our operating results and result in a decline in our stock price.

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●	The protection of our intellectual property requires substantial resources and protections of our proprietary rights may not be adequate.

●	We depend on a small number of large customers and the loss of one or more major customers could have a material adverse effect on our business, financial condition and results of operations.

●	We are subject to federal and state healthcare industry regulation including conduct of operations, costs and payment for services and payment for referrals as well as laws regarding government contracting.

●	The dual-class structure of our common stock as contained in our Amended and Restated Certificate of Incorporation, has the effect of concentrating voting control with those stockholders who held our Class B common stock prior to this offering. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring stockholder approval, and that may adversely affect the trading price of our Class A common stock.

●	Our principal stockholders will continue to have significant influence over the election of our board of directors and approval of any significant corporate actions, including any sale of the Company.

Corporate Information

We were organized on November 20, 2020 as an Indiana corporation under the name Syra Health Corp. On March 11, 2022, we filed a Certificate of Conversion with the Delaware Secretary of State whereby we converted from an Indiana corporation to a Delaware corporation.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenues during our last fiscal year, we qualify as an emerging growth company as defined in the Jumpstart Our Business Startups Act (“JOBS Act”) enacted in 2012. As an emerging growth company, we expect to take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley Act”);

●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. As an emerging growth company, we intend to take advantage of an extended transition period for complying with new or revised accounting standards as permitted by The JOBS Act.

To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an emerging growth company may continue to be available to us as a smaller reporting company, including: (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act; (ii) scaled executive compensation disclosures; and (iii) the requirement to provide only two years of audited financial statements, instead of three years.

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THE OFFERING

Class A common stock offered by us	shares
Class A common stock to be outstanding immediately after this offering	shares
Class B common stock to be outstanding immediately after this offering	shares
Option to purchase additional Class A common stock	The underwriters have an option for a period of 45 days to purchase up to an additional shares of our Class A common stock.
Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million, at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for research and development, product development, marketing and sales and working capital and other general corporate purposes. We may also use a portion of the net proceeds to in-license, acquire or invest in complementary businesses or products, however, we have no current commitments or obligations to do so. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.
Voting rights	We have two classes of common stock: Class A common stock and Class B common stock. Shares of our Class A common stock are entitled to one vote per share. Shares of our Class B common stock are entitled to 16.5 votes per share. Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our Amended and Restated Certificate of Incorporation. The holders of our outstanding Class B common stock will hold approximately % of the voting power of our outstanding capital stock following the completion of this offering and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal Stockholders” and “Description of Capital Stock” for additional information.
Representative’s warrants	Upon the closing of this offering, we have agreed to issue to the underwriter and subject to compliance with FINRA Rule 5110, warrants that will be exercisable immediately and will expire five years from the commencement of sales, entitling the representative to purchase 10% of the number of shares of Class A common stock sold in this offering (including shares of Class A common stock sold to cover over-allotments, if any). The registration statement of which this prospectus is a part also covers the representative’s warrants and the Class A common stock issuable upon the exercise thereof. For additional information regarding our arrangement with the underwriters, please see “Underwriting.”
Lock-up agreements	We and our executive officers, directors and certain stockholders have agreed with the underwriters not to sell, transfer or dispose of any shares or similar securities for 180 days after the closing date of the offering. For additional information regarding our arrangement with the underwriters, please see “Underwriting.”
Risk factors	See “Risk Factors” on page 9 and other information included in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our Class A common stock.
Proposed Nasdaq Capital Market symbol	“SYRA”

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The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on 4,282,500 shares of Class A common stock and 1,000,000 shares of Class B common stock outstanding as of December 1, 2022, and excludes:

●	10,000,000 shares of Class A common stock issuable upon conversion of our Class B common stock;

●	39,000 shares of Class A common stock issuable upon exercise of options at an exercise price of $1.00 per share;

●	1,211,000 shares of Class A common stock reserved for future issuance under our 2022 Omnibus Equity Incentive Plan; and

●	shares of Class A common stock issuable upon exercise of warrants to be issued to the representative of the underwriters as part of this offering at an exercise price of $ (assuming an initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus)).

Except as otherwise indicated herein, all information in this prospectus assumes or gives effect to:

●	no exercise by the underwriters of their option to purchase up to an additional shares of Class A common stock from us in this offering.

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Summary Financial Data

The following tables set forth our summary financial data as of the dates and for the periods indicated. We have derived the summary statement of operations data for the year ended December 31, 2021 and for the period from November 20, 2020 (Inception) through December 31, 2020 from our audited financial statements included elsewhere in this prospectus. The summary statements of operations data for the nine months ended September 30, 2022 and 2021 and the summary balance sheet data as of September 30, 2022 have been derived from our unaudited financial statements included elsewhere in this prospectus. The following summary financial data should be read with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes and other information included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future and the results for the nine months ended September 30, 2022 are not necessarily indicative of the results that may be expected for the full fiscal year.

Statement of Operations Data:

	For the Year Ended December 31,	For the Period from November 20, 2020 (Inception) through December 31,	Nine Months Ended September 30,
	2021	2020	2022	2021
Net services revenues	$1,307,137	$-	$	$
Cost of services	981,234	-
Gross profit	325,903	-

Operating expenses:
Salaries and benefits	257,306	4,267
Professional services	94,964	-
Selling, general and administrative	82,925	-
Depreciation	207	-
Total operating expenses	435,402	-

Net loss	$(109,499)	$(4,267)	$	$

Basic and diluted loss per Common Share[1]	$(0.11)	$(0.00)	$	$
Basic and diluted weighted average number of common shares outstanding	1,000,000	1,000,000

(1) See Note 1 to our financial statements for an explanation of the method used to compute basic and diluted net loss per share.

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Balance Sheet Data:

September 30, 2022
As
	Actual	Adjusted(1)(2)
Cash	$	$
Working capital
Total assets
Total liabilities
Total stockholders’ deficit	$	$

(1) On an as adjusted basis to give effect to our issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2) Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share, the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash, working capital, total assets and total stockholders’ deficit by approximately $     , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares offered by us at the assumed initial public offering price per share, the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash, working capital, total assets and total stockholders’ deficit by approximately $     .

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RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below as well as the other information included in this prospectus, including “Information Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes thereto included elsewhere in this prospectus, before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our securities could decline due to any of these risks, and, as a result, you may lose all or part of your investment.

Risks Related to Our Financial Position and Need for Additional Capital

Although we have generated approximately $1.3 million of revenues as of December 31, 2021, our future profitability is uncertain.

Our likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development and expansion of a business enterprise. Our net losses for the year ended December 31, 2021, the period from November 20, 2020 (inception) through December 31, 2020 and the nine months ended September 30, 2022 were $109,499, $4,267 and $           , respectively, and our accumulated deficit as of December 31, 2021 and September 30, 2022 was $114,666 and $           , respectively. If we are unable to achieve and maintain profitability, we may be unable to continue our operations.

Even if this offering is successful, we will require substantial additional funding. If we are unable to raise capital on favorable terms when needed, we could be forced to curtail, delay or discontinue our business.

Since our inception, we have not generated sufficient revenues from our operations to continue to fund the development and expansion of our business. To date, we have funded a significant portion of our operations through the sale of our equity securities. As of December 31, 2021 and September 30, 2022, we had cash of $100,012 and $            , respectively. We estimate that the net proceeds from this offering will be approximately $            million, based upon an initial public offering price of $            per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We expect that the net proceeds from this offering and our existing cash will be sufficient to fund our current operations through at least            months from the date of this prospectus. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other third-party funding or a combination of these approaches. Raising funds may present challenges including, but not limited to, as a result of the ongoing Coronavirus (“COVID-19”) pandemic. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or based upon specific strategic considerations.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our products and services. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. The sale of additional equity or convertible securities may dilute our stockholders. In addition, the future issuance of shares of Class B common stock may be dilutive to the holders of Class A common stock, particularly with respect to their voting power. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to make certain dividends, incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue our operations or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

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Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing.

Our financial statements as of December 31, 2021 have been prepared under the assumption that we will continue as a going concern for the next twelve months. Our independent registered public accounting firm included in its opinion for the year ended December 31, 2021 an explanatory paragraph referring to our recurring losses from operations and expressing substantial doubt in our ability to continue as a going concern without additional capital becoming available. Our ability to continue as a going concern is dependent upon our ability to obtain additional equity or debt financing, reduce expenditures and generate significant revenue. Our financial statements as of December 31, 2021 did not include any adjustments that might result from the outcome of this uncertainty. The reaction of investors to the inclusion of a going concern statement by our auditors, and our potential inability to continue as a going concern, in future years could materially adversely affect our share price and our ability to raise new capital.

Risks Related to Our Business and Industry

We face significant competition, which may harm our business, results of operations or financial condition.

We face substantial competition in the healthcare services markets. Our key competitors include, among others, healthcare consulting service providers, healthcare payment accuracy companies and providers of other data products and data analytics solutions, including healthcare risk adjustment, quality, economic statistics and other data. We also compete with certain of our customers that internally provide some of the same solutions that we offer. The increasing standardization of certain healthcare services has made it easier for companies to enter these markets with competitive products and services. We cannot fully anticipate whether or when companies in adjacent or other product or service areas may launch competitive products and/or services, and any such entry may lead to obsolescence of our products and/or services or loss of market share or erosion of the prices for our solutions, or both. The extent of this competition may vary by the size of companies, geographical coverage and scope and breadth of products and services offered. Furthermore, some of our competitors are significantly larger and have greater financial or other resources than we do. The vigorous competition we face requires us to provide high quality, innovative products at a competitive price. We cannot guarantee that we will be able to upgrade our existing solutions, or introduce new solutions at the same rate as our competitors, or at all, nor can we guarantee that such upgrades or new solutions will achieve market acceptance over or among competitive offerings, or at all. Therefore, these competitive pressures could have a material adverse impact on our business, results of operations or financial condition.

If we are unable to retain our existing customers or attract new customers, our business, financial condition or results of operations could suffer.

Our success depends substantially upon the retention of our existing customers and attracting new customers. We may not be able to retain our existing customers or attract new customers if we are unable to provide solutions or services that our existing or prospective customers believe enable them to achieve improved efficiencies and cost-effectiveness. Our success in retaining and attracting customers will also depend, in part, on our ability to be responsive to pricing pressures and changing business models. To remain competitive in the healthcare services markets, we must continuously upgrade our existing solutions, and develop and introduce new solutions on a timely basis. Future advances in the healthcare services market could lead to new products or services that are competitive with our solutions, resulting in pricing pressure or rendering our solutions obsolete or not competitive. We also may not be able to retain or attract customers if our solutions contain errors or otherwise fail to perform properly, if our pricing structure is not competitive or if we are unable to renegotiate our customer contracts upon expiration. If we are unable to maintain our customer retention rates, or if we are unable to attract new customers, our business, results of operations or financial condition could be adversely impacted.

Our business strategy and future success depend on our ability to cross-sell our solutions.

Our ability to generate revenue and growth partly depends on our ability to cross-sell our solutions to our existing customers and new customers. We may not be successful in cross-selling our solutions because our customers may find our additional solutions unnecessary, unattractive or cost-ineffective. Our failure to sell additional solutions to our existing and new customers could negatively affect our ability to grow our business.

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If we are unable to successfully expand our sales force productivity, sales of our solutions and the growth of our business and financial performance could be harmed.

We continue to invest significantly in our sales force to obtain new customers and increase sales to existing customers. There is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth and profitably will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our sales efforts. A portion of our current sales personnel are new to our company. New hires require significant training and may require a lengthy onboarding process before they achieve full productivity. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. If we are unable to recruit, train and retain a sufficient number of productive sales personnel, sales of our solutions and the growth of our business could be harmed. Additionally, if our efforts to improve sales force productivity do not result in increased revenue, our operating results could be negatively impacted due to increased operating expenses associated with these efforts.

An economic downturn or volatility could have a material adverse impact on our business, results of operations or financial condition.

The United States and world economies have experienced significant economic uncertainty and volatility during recent years. A weakening of economic conditions could lead to reductions in demand for our solutions. As a result of volatile or uncertain economic conditions, we may experience the negative effects of increased financial pressures on our customers. For instance, our business could be negatively impacted by increased competitive pricing pressure and a decline in our customers’ creditworthiness, which could result in us incurring increased bad debt expense. Additionally, volatile or uncertain economic conditions in the United States and other parts of world could lead our state and government customers to terminate, or elect not to renew, existing contracts with us, or not enter into new contracts with us. Furthermore, demand for staffing services is sensitive to changes in economic activity. Many healthcare facilities utilize temporary healthcare professionals to accommodate an increase in hospital admissions. Conversely, when hospital admissions decrease in economic downturns or periods of high inflation, due to reduced consumer spending, the demand for staffing healthcare professionals typically declines. In times of economic downturn and inflation, permanent full-time and part-time healthcare facility staff are generally inclined to work more hours and overtime, resulting in fewer available vacancies and less demand for our services. If we are not able to timely and appropriately adapt to changes resulting from a weak economic environment, it could have a material adverse impact on our business, results of operations or financial condition.

The novel coronavirus (“COVID-19”) pandemic has adversely impacted and could continue to adversely impact the business, results of operations, financial condition, liquidity and cash flows of us and our clients.

The COVID-19 pandemic and efforts to control its spread have had a significant, ongoing impact on our operations and the operations of our healthcare clients. The magnitude and duration of the disruption and resulting decline in business activity will largely depend on future developments which are highly uncertain and cannot be predicted. Because our hospital and other health care provider clients have understandably prioritized their resources, capacity and staff as the COVID-19 outbreak continues to strain their organizations, we expect that our business will continue to be adversely affected, including by negatively impacting the demand and timing for implementing our solutions and the timing of payment for our services. For example, the COVID-19 pandemic negatively impacted revenue for the year ended December 31, 2021, as we saw reduced revenue from expected sales of our professional staffing services. We are unable to predict the continuing magnitude of any such effect.

As a result of the COVID-19 pandemic, we previously instituted a work-from-home policy for some of our employees and had limited employee travel to essential travel only, which restricted some sales, marketing and other important business activities. In addition, concerns over the economic impact of the COVID-19 pandemic have caused continued volatility in financial and other capital markets which has adversely impacted and may continue to adversely impact our stock price and our ability to access capital markets. The extent to which the COVID-19 pandemic will continue to impact our results of operations and financial condition will depend on future developments that are highly uncertain and cannot be predicted, including the duration and severity of the pandemic, additional “waves” of outbreaks and variants of the virus, the impact of the pandemic on economic activity, and the actions taken by health authorities and policy makers to contain its impacts on public health and the global economy. The COVID-19 pandemic may also have the effect of heightening many of the other risks described in this prospectus, such as those relating to our products and services, sales cycles, the retention of key employees and financial performance.

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Our ability to generate revenue could suffer if we do not continue to update and improve our existing solutions and develop new ones.

We must continually improve our existing solutions in a timely manner and introduce new and valuable solutions in order to respond to regulatory developments and customer demands and, thereby, retain existing customers and attract new ones. For example, from time to time, government agencies may alter format and data code requirements applicable to electronic transactions. In addition, our customers may request that our solutions be customized to satisfy particular needs. We may not be successful in responding to regulatory developments or changing customer needs. In addition, these regulatory or customer-imposed requirements may impact the profitability of particular solutions and customer engagements. If we do not respond successfully to regulatory changes, as well as evolving industry standards and customer demands, our solutions may become obsolete. If we lower our prices on some of our solutions, we will need to increase our margins on other solutions in order to maintain our overall profitability.

Achieving market acceptance of new or updated solutions is necessary in order for them to become profitable and will likely require significant efforts and expenditures.

Our future financial results will depend in part on whether our new or updated solutions receive sufficient customer acceptance. Achieving market acceptance for new or updated solutions may require substantial marketing efforts and expenditure of significant funds to create awareness and demand by our existing or prospective customers. Failure to achieve broad penetration in target markets with respect to new or updated solutions could have a material adverse impact on our business, results of operations or financial condition.

Our business would be adversely affected if we cannot obtain, process or distribute data we require to provide our solutions.

Our business relies on our ability to obtain, process, monetize and distribute data in the healthcare industry in a manner that complies with applicable law, regulation and contractual and restrictions. Our failure to obtain and distribute such data in a compliant manner could have a harmful effect on our ability to use and disclose such data which in turn could impair our ability to share such data with our customers or incorporate it into our services and offerings. In addition to complying with requirements in obtaining the data, the use, processing and distribution of such data may require us to obtain consent from third parties or follow additional laws, regulations or contractual restrictions that apply to the healthcare industry. Moreover, we may be subject to claims or liability for use or disclosure of information. Any such claims or liabilities and other failures to comply with applicable requirements could subject us to unexpected costs and adversely affect our operating results.

Poor service, system errors or failures of our solutions to conform to specifications could cause unforeseen liabilities or injury, harm our reputation and have a material adverse impact on our business, results of operations or financial condition.

Some of our solutions are intended to provide information to healthcare professionals in the course of delivering patient care. Although our contracts may disclaim liability for medical decisions and responsibility for patient care, if use of or inability to use our solutions leads to faulty clinical decisions or injury to patients, such disclaimers may be unenforceable and we could be subject to claims or litigation by healthcare professionals, their patients or our customers. Further, negative publicity regarding our services, whether accurate or inaccurate, could harm our reputation, decrease demand for our services, lead to withdrawals of our services or impair our ability to successfully launch and market our services in the future.

We attempt to limit, by contract, our liability for damages arising from our negligence, errors, mistakes or security breaches. However, contractual limitations on liability may not be accepted by our customers, may not be enforceable or may otherwise not provide sufficient protection to us from liability for damages. We maintain liability insurance coverage, including coverage for cyber-liability. It is possible, however, that claims could be denied or exceed the amount of our applicable insurance coverage, if any, or that this coverage may not continue to be available on acceptable terms or in sufficient amounts. Even if these claims do not result in liability to us, investigating and defending against them could be expensive and time consuming and could divert management’s attention away from our operations. In addition, negative publicity caused by these events may negatively impact our customer relationships, market acceptance of our solutions or may harm our reputation and our business.

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Disruptions in service or damages to our data or systems failures, could have a material adverse impact on our business, results of operations or financial condition.

Our business operations depend on our ability to maintain and protect our network and computer systems, some of which are outsourced to certain third-party hosting providers. Our operations are vulnerable to interruption and/or damage from a number of sources, many of which are beyond our control, including, without limitation: (1) power loss and telecommunications failures; (2) fire, flood, hurricane and other natural disasters; (3) software and hardware errors, failures or crashes; and (4) cyber and ransomware attacks, computer viruses, hacking, break-ins, sabotage, intentional acts of vandalism and other similar disruptive problems. The occurrence of any of these events could result in interruptions, delays or cessations in service to users of our solutions, which could impair or prohibit our ability to provide our solutions, reduce the attractiveness of our solutions to our customers and could have a material adverse impact on our business, results of operations or financial condition. If customers’ access to our solutions is interrupted, we could be in breach of our agreements with customers and/or exposed to significant claims. Any significant instances of system downtime could negatively affect our reputation and ability to provide our services, which could have a material adverse impact on our business, results of operations or financial condition.

Breaches and failures of IT systems and the sensitive information we transmit, use and store, expose us to potential liability and reputational harm.

Our business relies on information systems to obtain, process, analyze, and manage data. To the extent IT systems are not successfully implemented or fail, our business and results of operations may be adversely affected. Further, our business relies to a significant degree upon the secure transmission, use and storage of sensitive information, including protected health information and other personally identifiable information, financial information and other confidential information and data within these systems.

To protect this information, we seek to implement commercially reasonable security measures and maintain information security policies and procedures informed by requirements under applicable law and recommended practices, in each case, as applicable to the data collected, hosted and processed. Despite our security management efforts our is vulnerable to unauthorized access to data and/or breaches of confidential information due to criminal conduct, physical break-ins, hackers, employee or insider malfeasance and/or improper employee or contractor access, computer viruses, programming errors, denial-of-service attacks, ransomware events, phishing schemes, fraud, terrorist attacks, human error or other breaches by insiders or third parties or similar disruptive problems. It is not possible to prevent all security threats to our data. Techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and may be difficult to detect for long periods of time. Further, defects in the design or manufacture of applications we develop or procure from third parties could compromise our data. These events, including unauthorized access, misappropriation, disclosure or loss of sensitive information (including financial or personal health information) or a significant disruption of our network, expose us to risks including risks to our ability to provide our solutions, management distraction and the obligation to devote significant financial and other resources to mitigate such problems and increases to our future information security costs. Moreover, unauthorized access, use or disclosure of certain sensitive information in our possession or our failure to satisfy legal requirements, including requirements relating to safeguarding protected health information under the Health Insurance Portability and Accountability Act (“HIPAA”) or state data privacy laws could result in civil and criminal liability and regulatory action, which could result in potential fines and penalties, as well as costs relating to investigation of an incident or breach, corrective actions, required notifications to regulatory agencies and customers, credit monitoring services and other necessary expenses. In addition, actual or perceived breaches of our security management efforts can cause existing customers to terminate their relationship with us and deter existing or prospective customers from using or purchasing our solutions in the future. These events can have a material adverse impact on our business, results of operations, financial condition and reputation.

Because our products and services involve the storage, use and transmission of personal information of consumers, we may be the target of attempted cyber and other security threats by outside third parties, including technically sophisticated and well-resourced bad actors attempting to access or steal the data we store. Vendor, insider or employee cyber and security threats also occur and are a significant concern for all companies, including ours. Recently, there have been a number of high profile security breaches involving the improper dissemination of personal information of individuals both within and outside of the healthcare industry. These breaches have resulted in lawsuits and governmental enforcement actions that have sought or obtained significant fines and penalties, and have required companies to enter into agreements with government regulators that impose ongoing obligations and requirements, including internal and external (third party) monitorships for five years or more. While we maintain liability insurance coverage including coverage for cyber-liability, claims may not be covered or could exceed the amount of our applicable insurance coverage, if any, or such coverage may not continue to be available on acceptable terms or in sufficient amounts.

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We rely on Internet infrastructure, bandwidth providers, data center providers, other third parties and our own systems in providing certain of our solutions to our customers, and any failure or interruption in the services provided by these third parties or our own systems could expose us to litigation and negatively impact our relationships with customers, adversely affecting our brand and our business.

Our ability to deliver our solutions is dependent on the development and maintenance of the infrastructure of the Internet and other telecommunications services by third parties. This includes maintenance of a reliable network connection with the necessary speed, data capacity and security. As a result, our information systems require an ongoing commitment of significant resources to maintain and enhance existing systems and develop new systems in order to keep pace with continuing changes in information technology, emerging cybersecurity risks and threats, evolving industry and regulatory standards and changing preferences of our customers.

We may experience interruptions in these systems, including server failures that temporarily slow down the performance of our solutions. We rely on internal systems as well as vendors, including bandwidth and telecommunications equipment providers, to provide our solutions. We do not maintain redundant systems or facilities for some of these services. Interruptions in these systems, whether due to system failures, computer viruses, physical or electronic break-ins or other catastrophic events, could affect the security or availability of our solutions and prevent or inhibit the ability of our customers to access our solutions.

If a catastrophic event were to occur with respect to one or more of these systems or facilities, we may experience an extended period of system unavailability, which could result in substantial costs to remedy those problems or negatively impact our relationship with our customers, results of operations and financial condition.

Failure by our customers to obtain proper permissions or provide us with accurate and appropriate information may result in claims against us or may limit or prevent our use of information, which could harm our business. Additionally, privacy concerns relating to our business could damage our reputation and deter current and potential customers from using our solutions.

To the extent we are not otherwise permitted to use and/or disclose customer information, we require our customers to provide necessary notices and obtain necessary permissions for the use and disclosure of such information. If they do not provide necessary notices or obtain necessary permissions, then our use and disclosure of information that we receive from them or on their behalf may be limited or prohibited by federal or state privacy or other laws. Such failures by our customers could impair our functions, processes and databases that reflect, contain or are based upon such information. Furthermore, such failures by our customers could interfere with or prevent creation or use of analyses or other data-driven activities that benefit us, or make our solutions less useful. Accordingly, we may be subject to claims or liability for inaccurate data. These claims or liabilities could damage our reputation, subject us to unexpected costs and could have a material adverse impact on our business, results of operations or financial condition.

Additionally, in recent years, consumer advocates, media and elected officials increasingly and publicly have criticized companies in data focused industries regarding the collection, storage and use of personal data. Concerns about our practices with regard to the collection, use, disclosure or security of personal information or other privacy related matters, even if unfounded, could damage our reputation and adversely affect our business, results of operations or financial condition.

It is difficult to predict the sales cycle and implementation schedule for our products and services.

The duration of the sales cycle and implementation schedule for our products and services depends on a number of factors, including the nature and size of the potential client and the extent of the commitment being made by the potential client, all of which may be difficult to predict. Our sales and marketing efforts with respect to hospitals and large health organizations generally involve a lengthy sales cycle due to these organizations’ complex decision-making processes. Additionally, in light of increased government involvement in healthcare and related changes in the operating environment for healthcare organizations, our current and potential clients may react by reducing or deferring investments, including their purchases of our solutions or services. If clients take longer than we expect to decide whether to purchase our solutions, our revenues could decrease, which could materially and adversely impact our business, financial condition and operating results.

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Our independent content providers may fail to perform adequately or comply with laws, regulations or contractual covenants.

We depend on some independent content providers for the development of health education and other scientific content resources. Our ability to rely on these services could be impaired as a result of the failure of such providers to comply with applicable laws, regulations and contractual covenants or as a result of events affecting such providers, such as power loss, telecommunication failures, software or hardware errors, computer viruses and similar disruptive problems, fire, flood and natural disasters. Any such failure or event could adversely affect our relationships with our clients and damage our reputation. This could materially and adversely impact our business, financial condition and operating results. We may have no means of replacing content providers on a timely basis, or at all, if they are inadequate or in the event of a service interruption. We depend on our content providers to deliver high quality content from reliable sources and to continually upgrade their content in response to demand and evolving regulations. If these parties fail to develop and maintain high quality, attractive content, the value of our brand and our business, financial condition and operating results could be materially and adversely impacted.

We may be liable for use of content we provide.

If any of the content that we provide to our customers, including content we generate as a result of our grant writing services, is incorrect or incomplete, it may give rise to claims against us. While we maintain insurance coverage in an amount that we believe is sufficient for our business, we cannot provide assurance that this coverage will prove to be adequate or will continue to be available on acceptable terms, if at all. A claim that is brought against us that is uninsured or under-insured could materially and adversely impact our business, financial condition and operating results. Even unsuccessful claims could result in substantial costs and diversion of management and other resources.

Our financial results may be adversely affected if we underprice our contracts, overrun our cost estimates or fail to receive approval for or experience delays in documenting change orders.

Most of our grant writing service contracts are either fee for service contracts or fixed-fee contracts. Our past financial results have been, and our future financial results may be, adversely impacted if we initially underprice our contracts or otherwise overrun our cost estimates and are unable to successfully negotiate a change order. Change orders typically occur when the scope of work we perform needs to be modified from that originally contemplated by our contract with the client. Where we are not successful in converting out-of-scope work into change orders under our current contracts, we will bear the cost of the additional work. Such underpricing, significant cost overruns or delay in documentation of change orders could have a material adverse effect on our business, results of operations, financial condition or cash flows.

As we develop new services and clients, enter new lines of business, and focus more of our business on providing a full range of talent solutions, the demands on our business and our operating risks may increase.

As part of our strategy, we plan to extend our services. As we focus on developing new services, capabilities and clients, and engage in business in new geographic locations, our operations may be exposed to additional as well as enhanced risks. In particular, our growth efforts may place substantial additional demands on our management and other team members, as well as on our information, financial, administrative, compliance and operational systems. We may not be able to manage these demands successfully. Growth may require increased recruiting efforts, increased regulatory and compliance efforts, increased business development, selling, marketing and other actions that are expensive and entail increased risk. We may need to invest more in our people and systems, controls, compliance efforts, policies and procedures than we anticipate. As our business continues to evolve and we provide a wider range of services, we will become increasingly dependent upon our employees. Failure to identify, hire, train and retain talented employees who share our values could have a negative effect on our reputation and our business. The demands that our current and future growth place on our people and systems, controls, compliance efforts, policies and procedures may exceed the benefits of such growth, and our operating results may suffer, at least in the short-term, and perhaps in the long-term.

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Consolidation in the healthcare industry could adversely impact our business, financial condition and operating results.

Many healthcare provider organizations are consolidating to create integrated healthcare delivery systems with greater market power. As provider networks and managed care organizations consolidate, thus decreasing the number of market participants, competition to provide products and services like ours will become more intense, and the importance of establishing and maintaining relationships with key industry participants will increase. These industry participants may try to use their market power to negotiate price reductions for our products and services. Any of these factors could materially and adversely impact our business, financial condition and operating results.

If we do not continue to recruit and retain sufficient quality healthcare professionals at reasonable costs, it could increase our operating costs and negatively affect our business and our profitability.

We rely significantly on our ability to recruit and retain a sufficient number of healthcare professionals who possess the skills, experience and licenses necessary to meet the requirements of our clients. With rising clinician burnout rates resulting from the COVID-19 pandemic, an ongoing shortage of certain qualified nurses and physicians in many areas of the United States and low unemployment rates for nurses and physicians, competition for the hiring of these professionals remains intense. Our ability to recruit temporary and permanent healthcare professionals may be exacerbated by continued low levels of unemployment.

We compete with healthcare staffing companies, recruitment and placement agencies, including online staffing and recruitment agencies, and with hospitals, healthcare facilities and physician practice groups to attract healthcare professionals based on the quantity, diversity and quality of assignments offered, compensation packages, the benefits that we provide and speed and quality of our service.

The costs of recruitment of quality healthcare professionals and providing them with competitive compensation packages may be higher than we anticipate, or we may be unable to pass these costs on to our hospital and healthcare facility clients, which may reduce our profitability. Moreover, if we are unable to recruit temporary and permanent healthcare professionals, our service execution may deteriorate and, as a result, we could lose clients or not meet our service level agreements with these clients that have negative financial repercussions.

The ability of our clients to increase the efficiency and effectiveness of their staffing management and recruiting efforts may affect the demand for our services that could negatively affect our business.

If our clients are able to increase the effectiveness of their staffing and recruitment functions, their need for our services may decline. With the advent of technology and more sophisticated staffing management and recruitment processes, including internal “travel” and other healthcare staffing models, clients may be able to successfully increase the efficiency and effectiveness of their internal staffing management and recruiting efforts, through more effective planning and analytic tools, internet- or social media-based recruiting or otherwise. Such new technologies and processes could reduce the demand for our services, which could negatively affect our business.

Our work with government clients exposes us to additional risks inherent in the government contracting environment.

Our clients may include national, provincial, state, local and foreign governmental entities and their agencies. Our government work carries various risks inherent in contracting with government entities. These risks include, but are not limited to, the following:

●	Government entities, particularly in the United States, often reserve the right to audit our contracts and conduct reviews, inquiries and investigations of our business practices and performance with respect to government contracts. If a government client discovers improper conduct during its audits or investigations, we may become subject to various civil and criminal penalties, including those under the civil U.S. False Claims Act, and administrative sanctions, which may include termination of contracts, suspension of payments, fines and civil money penalties, and suspensions or debarment from doing business with other government agencies.

●	U.S. government contracting regulations impose strict compliance and disclosure obligations and our failure to comply with these obligations could be a basis for suspension or debarment, or both, from federal government contracting in addition to breach of the specific contract.

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●	Government contracts are subject to heightened reputational and contractual risks compared to contracts with commercial clients and often involve more extensive scrutiny and publicity. Negative publicity, including allegations of improper or illegal activity, poor contract performance, or information security breaches, regardless of accuracy, may adversely affect our reputation.

●	Terms and conditions of government contracts also tend to be more onerous, are often more difficult to negotiate and involve additional costs.

●	Government entities typically fund projects through appropriated monies. The change in presidential administration may affect budget priorities for our ongoing work.

●	Government entities reserve the right to change the scope of or terminate projects at their convenience for lack of approved funding or other reasons, which could limit our recovery of reimbursable expenses or investments. In addition, government contracts may be protested, which could result in administrative procedures and litigation, result in delays in performance and payment, be expensive to defend and be incapable of prompt resolution.

The occurrences or conditions described above could affect not only our business with the particular government entities involved, but also our business with other entities of the same or other governmental bodies or with certain commercial clients and could have a material adverse effect on our business, results of operations and financial condition.

We may be a party to legal, regulatory and other proceedings that could result in unexpected adverse outcomes.

From time to time, we may be a party to legal and regulatory proceedings and investigations, including matters involving governmental agencies and entities with which we do business and other proceedings and investigations arising in the ordinary course of business. In addition, there are an increasing number of, and we may be subject to, investigations and proceedings in the healthcare industry generally that seek recovery under the Health Insurance Portability and Accountability Act, Anti-Kickback Statute, the False Claims Act, the Civil Money Penalty, the Stark Law, the Sunshine Act, state laws and other statutes and regulations applicable to our business. We also may be subject to legal proceedings under non-healthcare federal, and state laws affecting our business, such as the Telephone Consumer Protection Act, Fair Debt Collection Practices Act, Fair Credit Reporting Act, Controlling the Assault of Non-Solicited Pornography and Marketing Act, Junk Fax Prevention Act, Foreign Corrupt Practices Act, employment, banking and financial services and USPS laws and regulations. Such proceedings are inherently unpredictable, and the outcome can result in verdicts and/or injunctive relief that may affect how we operate our business or we may enter into settlements of claims for monetary payments. In some cases, substantial non-economic remedies or punitive damages may be sought. Governmental investigations, audits and other reviews could also result in criminal penalties or other sanctions, including restrictions, changes in the way we conduct business or exclusion from participation in government programs. We evaluate our exposure to these legal and regulatory proceedings and intend to establish reserves for the estimated liabilities in accordance with GAAP as necessary. Assessing and predicting the outcome of these matters involves substantial uncertainties. Unexpected outcomes in these legal proceedings, or changes in management’s evaluations or predictions and accompanying changes in established reserves, could have a material adverse impact on our business, results of operations or financial condition.

Litigation is costly, time-consuming and disruptive to normal business operations. The defense of these matters could also result in continued diversion of our management’s time and attention away from business operations, which could also harm our business. Even if these matters are resolved in our favor, the uncertainty and expense associated with unresolved legal proceedings could harm our business and reputation.

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We may be liable for the misdiagnoses, mistreatment, injury or other harm to patients resulting from the use of data that we provide to health care providers, and any resulting claims could negatively impact our operating results and result in a decline in our stock price.

We provide, and facilitate providing, information for use by health care providers in treating patients. If this data is incorrect or incomplete, the patient could be misdiagnosed or mistreated resulting in adverse consequences, including death, giving rise to claims against us. In addition, certain of our solutions relate to patient health information, and a court or government agency may take the position that our delivery of this information exposes us to personal injury liability or other liability for wrongful delivery or handling of health care services or erroneous health information. While we maintain liability insurance coverage in an amount that we believe is sufficient for the risks associated with our business, we cannot assure you that this coverage will prove to be adequate or will continue to be available on acceptable terms, if at all. A claim brought against us that is uninsured or under-insured could harm our business, financial condition and results of operations. Even unsuccessful claims could result in substantial costs and diversion of management resources and could cause the trading price of our common stock to decline.

Our success depends in part on our ability to identify, recruit and retain skilled management and technical personnel. If we fail to recruit and retain suitable candidates or if our relationship with our employees changes or deteriorates, there could be a material adverse impact on our business, results of operations or financial condition.

We are highly dependent upon our personnel, including Deepika Vuppalanchi, our Chief Executive Officer and member of our board of directors, and Sandeep Allam, our President and Chairman. The loss of Dr. Vuppalanchi’s or Mr. Allam’s services could impede the achievement of our business objectives. We have not obtained, do not own, nor are we the beneficiary of, key-person life insurance. Furthermore, our future success depends upon our continuing ability to identify, attract, hire and retain highly qualified personnel, including skilled management and scientific personnel, all of whom are in high demand and are often subject to competing offers. Competition for qualified personnel in the healthcare services industry is intense, and we may not be able to hire or retain a sufficient number of qualified personnel to meet our requirements, or be able to do so at salary, benefit and other compensation costs that are acceptable to us. A loss of a substantial number of key or qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for expansion of our business, could have a material adverse impact on our business, results of operations or financial condition.

Risks Related To Intellectual Property

The protection of our intellectual property requires substantial resources and protections of our proprietary rights may not be adequate.

We rely upon a combination of trade secret, copyright and trademark laws, patents, license agreements, confidentiality procedures, nondisclosure agreements and technical measures designed to protect the intellectual property used in our business. The steps we have taken to protect and enforce our proprietary rights and intellectual property may not be adequate. For instance, our agreements with employees, consultants and others who develop intellectual property for or on behalf of us could be breached and could result in our trade secrets and confidential information being publicly disclosed. We may not have adequate remedies for any such breach. Third parties also may infringe upon or misappropriate our intellectual property rights. If we believe a third party has misappropriated our intellectual property, litigation may be necessary to enforce and protect those rights, which would divert management resources, could be expensive and may not effectively protect our intellectual property. Even if we establish infringement, a court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings. As a result, if we fail to maintain adequate intellectual property protection or if a third party infringes or misappropriates our intellectual property, it may have a material adverse impact on our business, results of operations or financial condition.

Many of our products are based on or incorporate proprietary information. We actively seek to protect our proprietary information, including our trade secrets and proprietary know-how, by generally requiring our employees, consultants, other advisors and other third parties to execute agreements that contain confidentiality provisions. Despite these efforts and precautions, we may be unable to prevent a third party from copying or otherwise obtaining and using our trade secrets or our other intellectual property without authorization and legal remedies may not adequately compensate us for the damages caused by such unauthorized use.

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In addition, there can be no assurance that our competitors will not independently develop products or services that are equivalent or superior to our solutions.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We have received confidential and proprietary information from third parties. In addition, we may employ individuals who were previously employed at other healthcare services companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise improperly used or disclosed confidential information of these third parties or our employees’ former employers. Further, we may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing our solutions. We may also be subject to claims that former employees, consultants, independent contractors or other third parties have an ownership interest in our intellectual property. Litigation may be necessary to defend against these and other claims challenging our right to and use of confidential and proprietary information. In addition to paying monetary damages, if we fail in defending against any such claims we may lose our rights therein, which could have a material adverse effect on our business. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.

We depend on a small number of large customers and the loss of one or more major customers could have a material adverse effect on our business, financial condition and results of operations.

For the year ended December 31, 2021 Indiana Family and Social Services Administration (“IFSSA”) accounted for approximately 98% of revenues and 86% of accounts receivable at December 31, 2021, as due from the combined divisions of the IFSSA, and Precision Value, LLC accounted for approximately 11% of accounts receivable at December 31, 2021. It is possible that any of our large customers could decide to terminate their relationship with us in the future. The loss of one or both of our top customers, or a substantial decrease in demand by any of those customers for our services and solutions, could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Government Regulations

We are subject to federal and state healthcare industry regulation including conduct of operations, costs and payment for services and payment for referrals as well as laws regarding government contracting.

The healthcare industry is subject to extensive and complex federal and state laws and regulations related to conduct of operations, costs and payment for services and payment for referrals. We provide talent solutions on a contract basis to our clients, who pay us directly. Accordingly, Medicare, Medicaid and insurance reimbursement policy changes generally do not directly impact us. Nevertheless, reimbursement changes in government programs, particularly Medicare and Medicaid, can and do indirectly affect the demand and the prices paid for our services. For example, our clients could receive reduced or no reimbursements because of a change in the rates or conditions set by federal or state governments that would negatively affect the demand and the prices for our services. Moreover, our hospital, healthcare facility and physician practice group clients could suffer civil and criminal penalties, and be excluded from participating in Medicare, Medicaid and other healthcare programs for failure to comply with applicable laws and regulations that may negatively affect our profitability.

A portion of our hospital and healthcare facility clients are state and federal government agencies, where our ability to compete for new contracts and orders, and the profitability of these contracts and orders, may be affected by government legislation, regulation or policy. Additionally, in providing services to state and federal government clients and to clients who participate in state and federal programs, we are also subject to specific laws and regulations, which government agencies have broad latitude to enforce. If we were to be excluded from participation in these programs or should there be regulatory or policy changes or modification of application of existing regulations adverse to us, it would likely materially adversely affect our brand, business, results of operations and cash flows.

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Risks Related to this Offering and Our Class A Common Stock

No active trading market for our Class A common stock currently exists, and an active trading market may not develop.

Prior to this offering, there has not been an active trading market for our Class A common stock. If an active trading market for our Class A common stock does not develop following this offering, you may not be able to sell your shares quickly or at the market price. Our ability to raise capital to continue to fund operations by selling shares of our Class A common stock and our ability to acquire other companies or technologies by using shares of our Class A common stock as consideration may also be impaired. The initial public offering price of our Class A common stock will be determined by negotiations between us and the underwriters and may not be indicative of the market prices of our Class A common stock that will prevail in the trading market.

The market price of our Class A common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our Class A common stock in this offering.

The market price of our Class A common stock is likely to be highly volatile and may be subject to wide fluctuations in response to a variety of factors, including the following:

●	failure to successfully develop and commercialize our digital health platforms;
●	regulatory or legal developments in the United States;
●	changes in physician, hospital or healthcare provider practices that may make our solutions less useful;
●	inability to obtain additional funding;
●	failure to meet or exceed financial projections we provide to the public;
●	failure to meet or exceed the estimates and projections of the investment community;
●	changes in the market valuations of companies similar to ours;
●	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by us or our competitors;
●	additions or departures of key scientific or management personnel;
●	sales of our Class A common stock by us or our stockholders in the future;
●	trading volume of our Class A common stock;
●	general economic, industry and market conditions;
●	health epidemics and outbreaks, including the COVID-19 pandemic, or other natural or manmade disasters which could significantly disrupt our operations; and
●	the other factors described in this “Risk Factors” section.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, as well as general economic, political, regulatory and market conditions, may negatively affect the market price of our Class A common stock, regardless of our actual operating performance. The market price of our Class A common stock may decline below the initial public offering price, and you may lose some or all of your investment. Stock markets have experienced extreme volatility due to the ongoing COVID-19 pandemic and investor concerns and uncertainty related to the impact of the pandemic on the economies of countries worldwide.

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The dual-class structure of our common stock as contained in our Amended and Restated Certificate of Incorporation (as amended, “Certificate of Incorporation”), has the effect of concentrating voting control with those stockholders who held our Class B common stock prior to this offering. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring stockholder approval, and that may adversely affect the trading price of our Class A common stock.

Our Class B common stock has 16.5 votes per share, and our Class A common stock, which is the stock we are selling in this offering, has one vote per share. Following this offering, holders of all of the issued and outstanding shares of our Class B common stock, will own shares representing approximately          % of the voting power of our outstanding capital stock following this offering. In addition, because of the 16.5-to-1 voting ratio between our Class B common stock and Class A common stock, the holders of our Class B common stock could continue to control a majority of the combined voting power of our common stock and therefore control all matters submitted to our stockholders for approval until converted by our Class B common stockholders. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions requiring stockholder approval. In addition, this concentrated control may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders. As a result, such concentrated control may adversely affect the market price of our Class A common stock.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions as specified in our Certificate of Incorporation, such as transfers to family members and certain transfers effected for estate planning purposes.

We cannot predict the effect our dual-class structure may have on the market price of our Class A common stock.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A common stock, adverse publicity or other adverse consequences. For example, certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it would no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced and implemented policies, the dual-class structure of our common stock would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices would not invest in our Class A common stock. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class structure of our common stock, we will likely be excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

Our principal stockholders will continue to have significant influence over the election of our board of directors and approval of any significant corporate actions, including any sale of the Company.

Deepika Vuppalanchi, our Chief Executive Officer, Sandeep Allam, our Chairman and President and Priya Prasad, our Chief Operating Officer, in the aggregate, beneficially own approximately 79% of our Class B common stock and will beneficially own        % of our outstanding stock after this offering. These stockholders currently have, and likely will continue to have, significant influence with respect to the election of our board of directors and approval or disapproval of all significant corporate actions. The concentrated voting power of these stockholders could have the effect of delaying or preventing an acquisition of the Company or another significant corporate transaction.

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We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this initial public offering, including for any of the currently intended purposes described in the section entitled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management may not apply our cash from this offering in ways that ultimately increases the value of any investment in our securities or enhances stockholder value. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply our cash in ways that enhance stockholder value, we may fail to achieve expected financial results, which may result in a decline in the price of our shares of Class A common stock, and, therefore, may negatively impact our ability to raise capital, invest in or expand our business, acquire products or licenses, commercialize our products and services, or continue our operations.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against companies following a decline in the market price of their securities. This risk is especially relevant for us because healthcare companies have experienced significant share price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the shares and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A common stock or publishes inaccurate or unfavorable research about our business, the market price for our Class A common stock would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A common stock to decline.

We do not expect to pay dividends in the foreseeable future after this offering, and you must rely on price appreciation of your shares of Class A common stock for return on your investment.

We have paid no cash dividends on any class of our stock to date, and we do not anticipate paying cash dividends in the near term. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our stock. Accordingly, investors must be prepared to rely on sales of their shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our shares. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

As our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase Class A common stock in this offering, you will pay more for your shares of Class A common stock than the amount paid by our existing stockholders for their shares on a per share basis. As a result, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. We expect the dilution as a result of the offering to be $      per share to new investors purchasing our shares of Class A common stock in this offering. In addition, you will experience further dilution to the extent that our shares are issued upon the exercise of any warrants or exercise of stock options under any stock incentive plans. See “Dilution” for a more complete description of how the value of your investment in our shares will be diluted upon completion of this offering.

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We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we no longer qualify as an emerging growth company, we will incur significant legal, accounting, and other expenses that we did not incur previously. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors. In addition, these rules and regulations are often subject to varying interpretations, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”), we will be required to furnish a report by our senior management on our internal control over financial reporting.

While we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, once we no longer qualify as an emerging growth company, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404.

Failure to maintain effective internal controls could cause our investors to lose confidence in us and adversely affect the market price of our common stock. If our internal controls are not effective, we may not be able to accurately report our financial results or prevent fraud.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports in a timely manner. In connection with the preparation of our financial statements, our management has identified a material weakness. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Specifically, our management has identified the following material weakness: a lack of formal policy or written procedures for the approval, identification and reporting of related-party transactions; lack of formal executed agreements, policies and procedures which are not yet adequately documented ; insufficient GAAP experience regarding complex transactions and reporting, and insufficient number of staff to maintain optimal segregation of duties and levels of oversight. While we intend to take steps to remediate the material weakness in our internal control over financial reporting by adopting a formal policy or written procedures for the approval, identification and reporting of related-party transactions, providing written documentation of our internal control policies and procedures and adding staff members with requisite accounting experience at such time that adequate resources are available to us to remediate such weakness, we may not be successful in remediating such weakness in a timely manner, if at all, which may undermine our ability to provide accurate, timely and reliable reports on our financial and operating results. Furthermore, if we remediate our current material weakness but identify new material weakness in our internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected. As a result of such failures, we could also become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation, financial condition or divert financial and management resources from our core business.

We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including exemption from compliance with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock held by non-affiliates exceeds $700 million as of the end of our prior second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, under the JOBS Act, emerging growth companies may delay adopting new or revised accounting standards until such time as those standards apply to private companies. We may, in the future, elect not to avail ourselves of this exemption from new or revised accounting standards and, therefore, may be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We cannot predict if investors will find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our Class A common less attractive as a result, there may be a less active trading market for our Class A common and our share price may be more volatile.

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Anti-takeover provisions contained in our Certificate of Incorporation and our Amended and Restated Bylaws to be effective upon the closing of this offering, as well as provisions of Delaware law, could impair a takeover attempt.

Our Certificate of Incorporation, Amended and Restated Bylaws (“Bylaws”) to be effective upon the closing of this offering and Delaware law contain or will contain provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Our corporate governance documents include or will include provisions:

●	authorizing “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend, and other rights superior to our common stock;

●	limiting the liability of, and providing indemnification to, our directors and officers;

●	limiting the ability of our stockholders to call and bring business before special meetings;

●	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

●	controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings; and

●	providing our board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Any provision of our Certificate of Incorporation, Bylaws to be effective upon closing of this offering or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock and could also affect the price that some investors are willing to pay for our Class A common stock.

Our Certificate of Incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or other employees.

Our Certificate of Incorporation requires that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for each of the following:

●	any derivative action or proceeding brought on our behalf;
●	any action asserting a claim for breach of any fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders;
●	any action asserting a claim against us or any of our directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law, our Certificate of Incorporation or our Bylaws; or
●	any action asserting a claim against us, our directors, officers or employees governed by the internal affairs doctrine;

except for, as to each of the above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

The exclusive forum provision is limited to the extent permitted by law, and it will not apply to claims arising under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act of 1933, as amended (the “Securities Act”), or for any other federal securities laws which provide for exclusive or concurrent federal and state jurisdiction.

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Our Certificate of Incorporation provides that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock are deemed to have notice of and consented to this provision.

Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our Certificate of Incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against us, our directors, officers, or other employees in a venue other than in the federal district courts of the United States of America. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our Certificate of Incorporation.

Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, this provision may limit or discourage a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, and may result in increased costs to our stockholders, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

We note that there is uncertainty as to whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. You should not place undue reliance on these forward-looking statements. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition, and results of operations. In some cases, you can identify these forward-looking statements by terms such as “anticipate,” “believe,” “continue,” “could,” “depends,” “estimate,” “expects,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms or other similar expressions, although not all forward-looking statements contain those words. We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short- and long-term business operations and objectives, and financial needs. These forward-looking statements include, but are not limited to, statements concerning the following:

●	our projected financial position and estimated cash burn rate;

●	our estimates regarding expenses, future revenues and capital requirements;

●	our ability to continue as a going concern;

●	our need to raise substantial additional capital to fund our operations;

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●	our ability to compete in the healthcare industry;

●	the timing, cost and success or failure of new product and service introductions, development and product upgrade releases;

●	competitive pressures including offerings and pricing;

●	our ability to establish and maintain strategic relationships;

●	undetected errors or similar problems in our software products;

●	compliance with existing laws, regulations and industry initiatives and future changes in laws or regulations in the healthcare industry;

●	the possibility of services-related liabilities;

●	our ability to obtain, maintain and protect our intellectual property rights and the potential for us to incur substantial costs from lawsuits to enforce or protect our intellectual property rights;

●	our reliance on third-party content providers;

●	the success of competing products or services that are or become available;

●	our ability to expand our organization to accommodate potential growth and our ability to retain and attract key personnel; and

●	the successful development of our sales and marketing capabilities.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

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INDUSTRY AND MARKET DATA

This prospectus contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty, including those discussed in “Risk Factors.” We caution you not to give undue weight to such projections, assumptions, and estimates. Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies, and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

We may own or have rights to use a number of registered and common law trademarks, service marks and/or trade names in connection with our business in the United States and/or in certain foreign jurisdictions.

Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

We have a trademark application pending for the name Syra Health.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of shares of our Class A common stock in this offering will be approximately $     million, based on an assumed initial public offering price of $      per share, the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use approximately $___ of the net proceeds for research and development, approximately $___ for product development, approximately $___ for marketing and sales and the remainder for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may also use a portion of the net proceeds to in-license, acquire or invest in complementary businesses or products, however, we have no current commitments or obligations to do so.

A $1.00 increase or decrease in the assumed initial public offering price of $       per share would increase or decrease the net proceeds from this offering by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

This expected use of the net proceeds from this offering and our existing cash represents our intentions based upon our current plans, financial condition and business conditions. Predicting the cost necessary to develop our products and services can be difficult and the amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering and our existing cash.

In the ordinary course of our business, we expect to from time to time evaluate the acquisition of, investment in or in-license of complementary products, technologies or businesses, and we could use a portion of the net proceeds from this offering for such activities. We currently do not have any agreements, arrangements, or commitments with respect to any potential acquisition, investment or license.

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Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments, and government securities.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our Class A common stock, and we do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and capitalization as of September 30, 2022:

●	on an actual basis;

●	on an as adjusted basis to give further effect to our issuance and sale of shares of our Class A common being sold in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses.

	Actual (unaudited)	As Adjusted(1) (unaudited)
Cash	$	$

Indebtedness
Stockholders’ deficit:
Preferred stock, par value $0.001 per share; 1,000,000 shares authorized, shares issued and outstanding, actual; shares authorized, issued and outstanding as adjusted
Class A common stock, par value $0.001 per share; 100,000,000 shares authorized, shares issued and outstanding, actual; shares issued and outstanding as adjusted
Convertible class B common stock, par value $0.001 per share; 5,000,000 shares authorized, shares issued and outstanding, actual; shares issued and outstanding, as adjusted
Additional paid-in capital
Accumulated deficit
Total stockholders’ deficit
Total capitalization	$	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash, total stockholders’ equity and total capitalization by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash, total stockholders’ equity and total capitalization by $ million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions.

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The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on        shares of Class A common stock and        shares of Class B common stock outstanding as of September 30, 2022, and excludes:

●	shares of Class A common stock issuable upon conversion of our Class B common stock;

●	shares of Class A common stock issuable upon exercise of options at an exercise price of $ per share;

●	shares of Class A common stock reserved for future issuance under our 2022 Omnibus Equity Incentive Plan; and

●	shares of Class A common stock issuable upon exercise of warrants to be issued to the representative of the underwriters as part of this offering at an exercise price of $ (assuming an initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus)).

DILUTION

If you invest in our Class A common stock, your ownership interest will be diluted to the extent of the difference between initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering.

As September 30, 2022, we had a historical net tangible book value (deficit) of ($         ), or ($      ) per share of Class A and B common stock, based on shares of common stock outstanding at September 30, 2022. Our historical net tangible book value per share is the amount of our total tangible assets less our total liabilities at September 30, 2022, divided by the number of shares of common stock outstanding at September 30, 2022.

After giving effect to               , our pro forma net tangible book value (deficit) as of September 30, 2022 was $(         ), or $(     ) per share of per share of Class A and B common stock.

After giving further effect to the sale of       shares of Class A common stock in this offering at an assumed initial public offering price of $      per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at September 30, 2022 would have been $     million, or $       per share of common stock. This represents an immediate increase in as adjusted net tangible book value of $      per share to existing stockholders and immediate dilution of $      per share to new investors purchasing shares of Class A common stock in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of September 30, 2022	$
As adjusted net tangible book value per share as of September 30, 2022	$
Increase in as adjusted net tangible book value per share attributable to new investors in this offering	$
As adjusted net tangible book value per share immediately after this offering		$
Dilution per share to new investors in this offering		$

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A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted net tangible book value after this offering by $       per share and the dilution to new investors purchasing Class A common stock in this offering by $       per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discount and commissions. An increase of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our as adjusted net tangible book value after this offering by $       per share and decrease the dilution to new investors purchasing Class A common stock in this offering by $       per share, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions. A decrease of 1,000,000 shares in the number of shares offered by us would decrease the as adjusted net tangible book value after this offering by $       per share and increase the dilution to new investors purchasing Class A common stock in this offering by $       per share, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions.

The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on           shares of Class A common stock and           shares of Class B common stock outstanding as of September 30, 2022, and excludes:

●	shares of Class A common stock issuable upon conversion of our Class B common stock;

●	shares of Class A common stock issuable upon exercise of options at an exercise price of $ per share;

●	shares of Class A common stock reserved for future issuance under our 2022 Omnibus Equity Incentive Plan; and

●	shares of Class A common stock issuable upon exercise of warrants to be issued to the representative of the underwriters as part of this offering at an exercise price of $ (assuming an initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus)).

The following table summarizes, on the as adjusted basis described above, the total number of shares of Class A common stock purchased from us, the total consideration paid or to be paid, and the average price per share paid or to be paid by existing stockholders and by new investors in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price
	Number	Percentage		Amount	Percentage		Per Share
Existing stockholders			%	$		%	$
New investors							$

Total		100%		$	100%		$

A $1.00 increase (decrease) in the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $            million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by            percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by             percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $            million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by            percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by            percentage points, assuming no change in the assumed initial public offering price.

To the extent stock options are issued under our equity incentive plan or we issue additional common stock or common stock equivalents in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that are based on our current expectations, estimates and projections about our business and operations and that involve risks, uncertainties and assumptions. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those which we discuss under “Risk Factors” and elsewhere in this prospectus. See “Information Regarding Forward-Looking Statements.” All amounts in this report are in U.S. dollars, unless otherwise noted.

Overview

We are a healthcare services company promoting preventative health, holistic wellness, health education, and equitable healthcare for all patient demographics. We leverage deep scientific and healthcare expertise to create strategic frameworks and develop patient-centric solutions for the betterment of patient lives and health outcome linked to developing a healthier population. We offer comprehensive end-to-end solutions in health education and outreach, population health management, behavioral and mental health, clinical workforce and digital health.

Results of Operations for the Year ended December 31, 2021 and the Period from November 20, 2020 (Inception) through December 31, 2020

The following table summarizes selected items from the statements of operations for the year ended December 31, 2021 and the period from November 20, 2020 (inception) through December 31, 2020.

		For the Period from
	For the Year	November 20, 2020
	Ended	(Inception) through
	December 31,	December 31,	Increase /
	2021	2020	(Decrease)

Net revenues	$1,307,137	$-	$1,307,137
Cost of services	981,234	-	981,234
Gross profit	325,903	-	325,903

Operating expenses:
Salaries and benefits	257,306	4,267	253,039
Professional fees	94,964	-	94,964
Selling, general and administrative expenses	82,925	-	82,925
Depreciation	207	-	207
Total operating expenses:	435,402	4,267	431,135

Net loss	$(109,499)	$(4,267)	$105,232

Net Revenues

Our sales from services commenced during May of 2021. Net revenue during the year ended December 31, 2021 was comprised of $1,142,574 of clinical staffing revenue and $164,563 of medical communication revenue. Given the lingering effects of Covid-19, our customers increased reliance on existing staff through overtime and increased retention, which reduced our projected revenues. We expect these headwinds to subside if the macro effects normalize. We did not generate any revenues and had minimal expenses for the period from November 20, 2020 (inception) through December 31, 2020.

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Cost of Services

Our cost of services included the wages and the related payroll taxes, employee benefits and certain other employee-related costs of our contract service employees while they work on contract assignments. We recognized $981,234 of cost of services for the year ended December 31, 2021. Our gross profit of approximately 25% was negatively affected by approximately 8% related to an allowance for the provision for potential penalties. We did not recognize any cost of services for the period from November 20, 2020 (inception) through December 31, 2020. Our cost of services was significantly affected by inflationary pressures in 2021, as we had to pay higher labor rates to attract and retain qualified personnel. To the extent possible, we intend to factor these considerations into our new and existing contracts to improve our margins.

Salaries and Benefits

Our salaries and benefits included the wages and the related payroll taxes, employee benefits and certain other employee-related costs of our management and office personnel. We recognized $257,306 of salaries and benefits for the year ended December 31, 2021, including $141,515 of officer compensation, compared to $4,267 of salaries and benefits for the period from November 20, 2020 (inception) through December 31, 2020, which consisted of $4,167 of accrued salaries and $100 of stock-based compensation with respect to the issuance of founders’ shares.

Professional Fees

Professional fees primarily consisted of expenses incurred from business development, accounting, legal fees, and consulting activities. We recognized $94,964 of professional fees for the year ended December 31, 2021, as we commenced operations. We did not recognize any professional fees for the period from November 20, 2020 (inception) through December 31, 2020.

Selling, General and Administrative Expenses

Selling, general and administrative expenses primarily consisted of marketing, rent, office, insurance, travel and repair and maintenance expenses incurred. We recognized $82,925 of selling, general and administrative expenses, including $31,992 of rents incurred to STVentures, LLC, an entity beneficially owned by our principal owners, our management team and their affiliates, $13,657 of insurance and $17,418 of repairs and maintenance for the year ended December 31, 2021, as we entered into our lease in July of 2021, and commenced operations. We did not recognize any selling, general and administrative expenses for the period from November 20, 2020 (inception) through December 31, 2020.

Depreciation

We had $207 of depreciation expense for the year ended December 31, 2021, as we placed office equipment into service during 2021. We did not incur any depreciation expense for the period from November 20, 2020 (inception) through December 31, 2020. We expect depreciation to increase in future periods, as we expanded our office space and incurred significant leasehold improvement costs during 2022.

Net Loss

Our net loss for the year ended December 31, 2021 was $109,499, compared to a net loss of $4,267 for the period from November 20, 2020 (inception) through December 31, 2020, an increase of $105,232. Net loss increased due to our lack of operations in the period from November 20, 2020 (inception) through December 31, 2020.

Liquidity and Capital Resources

We believe that our existing sources of liquidity, along with cash expected to be generated from sales and services, will not be sufficient to fund our operations, anticipated capital expenditures, working capital and other financing requirements for at least the next twelve months from the issuance of the financial statements included elsewhere in this prospectus. In the event we are unable to achieve profitable operations in the near term, we may require additional equity and/or debt financing; however, we cannot provide assurance that such financing will be available to us on favorable terms, or at all. We will continue to monitor our expenditures and cash flow position.

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The following table summarizes total current assets, liabilities, accumulated deficit and working capital deficit at December 31, 2021 and 2020.

	December 31,	December 31,
	2021	2020
Current Assets	$275,924	$3,000

Current Liabilities	$452,292	$7,167

Accumulated Deficit	$(114,666)	$(5,167)

Working Capital Deficit	$(176,368)	$(4,167)

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations, and otherwise operate on an ongoing basis. To date, we have funded our operations through equity and debt financing. Our primary uses of cash have been for the development of operations, compensation, and professional fees. All funds received have been expended in the furtherance of growing the business and establishing our clinical staffing and medical communication services. The following trends are reasonably likely to result in a material decrease in our liquidity over the near to long term:

●	A substantial increase in working capital requirements to finance our operations;
●	Addition of administrative and professional personnel as the business continues to grows;
●	The cost of being a public company; and
●	Payments for seeking and securing quality staffing personnel.

Cash Flow Activities for the Year Ended December 31, 2021 and the Period from November 20, 2020 (Inception) through December 31, 2020

Net Cash Used in Operating Activities

Cash used in operating activities for the year ended December 31, 2021 was $88,199 and was primarily attributable to our net loss for the year. We did not use any cash in operating activities for the period from November 20, 2020 (inception) through December 31, 2020.

Net Cash Used in Investing Activities

Cash used in investing activities for the year ended December 31, 2021 was $6,289 related to the purchase of property and equipment. We did not use any cash in investing activities for the period from November 20, 2020 (inception) through December 31, 2020.

Net Cash Provided by Financing Activities

Cash provided by financing activities for the year ended December 31, 2021 was $191,500 and consisted primarily of advances received from related parties, as offset by repayment on advances from related parties. Cash provided by financing activities for the period from November 20, 2020 (inception) through December 31, 2020 was $3,000 related to advances received from related parties.

Financing Transactions

Advances from Related Party

During the year ended December 31, 2021 and the period from November 20, 2020 (Inception) through December 31, 2020, our operations were primarily financed by short term advances from Sahasra Technologies Corp., doing business as STLogics, which is an entity beneficially owned by our principal owners and management team, culminating in an outstanding principal balance of $194,200 and $3,000 at December 31, 2021 and 2020, respectively, which was repaid in 2022.

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Line of Credit

On February 7, 2022, we entered into a business loan agreement with Citizens State Bank of New Castle pursuant to which we received a revolving line of credit of up to $1,500,000 (the “Revolving Line of Credit”). As of December 2, 2022, $287,551 was outstanding under the Revolving Line of Credit. Pursuant to the terms of the Revolving Line of Credit, the outstanding balance shall not exceed 75% of our accounts receivable due from the State of Indiana as aged more than 90 days together with all other accounts receivable aged less than 90 days. The Revolving Line of Credit terminates on December 31, 2022, unless extended pursuant to the terms thereof. We intend on extending the Revolving Line of Credit beyond December 31, 2022. In the event of a default, all commitments and obligations pursuant to the Revolving Line of Credit will terminate immediately and, at Citizens State Bank of New Castle’s request, all Indebtedness (as defined in the business loan agreement) shall become immediately due and payable. Advances on the Revolving Line of Credit are pursuant to a promissory note dated February 7, 2022, which matures on December 31, 2022, and accrues interest at a variable rate of 1.5% above the national prime interest rate as quoted in the Wall Street Journal, not to be less than 4.75% per annum or more than 21% per annum or the maximum rate allowed by law. Interest shall increase by an 2.0% in the event of a default. Pursuant to the promissory note, we have been required to pay monthly payments of unpaid interest since March 7, 2022. We may prepay all or a portion of the amount due prior to the date upon which it is due without any penalty. In connection with the Revolving Line of Credit, we entered into a commercial security agreement with Citizens State Bank of New Castle dated February 7, 2022, pursuant to which we granted Citizens State Bank of New Castle a security interest in all of our assets to secure the Indebtedness.

Common Stock Sales

In March 2022, we sold an aggregate of 2,000,000 shares of Class A Common Stock at a price of $0.50 per share for gross proceeds of $1 million. In addition, from June to August 2022, we sold an aggregate of 1,322,500 shares of Class A Common Stock at a price of $1.00 per share for gross proceeds of $1,322,500.

Critical Accounting Policies and Estimates

The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

The critical accounting estimates, assumptions and judgments that we believe have the most significant impact on our financial statements are described below.

Accounts Receivable

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with customers and their current financial condition. We had no allowance for doubtful accounts at December 31, 2021 and 2020.

Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, “Impairment or Disposal of Long-Lived Assets”, all long-lived assets such as property and equipment held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

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Leases

We account for our leases under ASC 842 - Leases. We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of obligations under operating leases, and obligations under operating leases, non-current on our balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date, adjusted by the deferred rent liabilities at the adoption date. As our lease does not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. Our terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term.

Revenue Recognition

We recognize revenue in accordance with ASC 606, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services. To achieve this core principle, five basic criteria must be met before revenue can be recognized: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as we satisfy a performance obligation.

We account for revenues when both parties to the contract have approved the contract, the rights and obligations of the parties are identified, payment terms are identified, and collectability of consideration is probable. Payment terms vary by client and the services offered.

We have two main forms of revenue – clinical staffing revenue and medical communication revenue. We primarily provide clinical staffing services to state mental health agencies, and our medical communication revenue is primarily comprised of contracted data analysis and medical writing services to state agencies and universities. Clinical staffing and medical communication revenue are both accounted for as a single performance obligation satisfied over time because the customer simultaneously receives and consumes the benefits of our performance on an hourly or daily basis. The contracts stipulate bi-weekly or monthly billing, and we have elected the “as invoiced” practical expedient to recognize revenue based on the hours incurred at the contractual rate as we have the right to payment in an amount that corresponds directly with the value of performance completed to date. The medical communication contracts also contain certain additional performance obligations that contain single performance obligations that are satisfied when services are rendered. We may also be subject to penalties for violations of certain ethical standards and non-performance measures within these state contracts. We recognize revenue net of estimated penalties. Revenue during the year ended December 31, 2021 was comprised of $1,142,574 of clinical staffing revenue and $164,563 of medical communication revenue. There were no revenues recognized during the period from November 20, 2020 (inception) through December 31, 2020.

Recently Adopted Accounting Standards

From time to time, new accounting pronouncements are issued by the FASB that are adopted by us as of the specified effective date.

In June 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. For trade and other receivables, held-to-maturity debt securities, loans, and other instruments, entities will be required to use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowances for losses. The guidance also requires increased disclosures. The amendments contained in ASU 2016-13 were originally effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years for our Company. In November 2019, the FASB issued ASU No. 2019-10 which delayed the effective date of ASU 2016-13 for smaller reporting companies (as defined by the U.S. Securities and Exchange Commission rules (“SRC”)) to fiscal years beginning after December 15, 2022, including interim periods. Early adoption is permitted. We meet the definition of an SRC and are adopting the deferral period for ASU 2016-13. The guidance requires a modified retrospective transition approach through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. We are currently evaluating the impact of the adoption of ASU 2016-13 on our financial statements but do not expect that the adoption of this standard will have a material impact on our financial statements.

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In March 2022, the FASB issued ASU No. 2022-02, amendments related to Troubled Debt Restructurings (“TDRs”) for all entities after they adopt 2016-13 and amendments related to vintage disclosures that affect public business entities with investments in financing receivables, under Financial Instruments-Credit Losses (Topic 326). The amendments in the accounting guidance for TDRs by creditors eliminates the recognition and measurement guidance for TDRs in Subtopic 310-40. The effective dates for the amendments in this update are the same as the effective dates in Update 2016-13. The amendments in this update should be applied prospectively, except for the transition method related to the recognition and measurement of TDRs, an entity has the option to apply a modified retrospective transition method, resulting in a cumulative-effect adjustment to retained earnings in the period of adoption. We are currently evaluating the potential impact on adoption of this ASU on our financial statements.

There are no other recently issued accounting pronouncements that we have yet to adopt that are expected to have a material effect on our financial position, results of operations, or cash flows.

JOBS Act

On April 5, 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We have chosen to take advantage of the extended transition periods available to emerging growth companies under the JOBS Act for complying with new or revised accounting standards until those standards would otherwise apply to private companies provided under the JOBS Act. As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates for complying with new or revised accounting standards.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

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BUSINESS

Our Company

We are a healthcare services company promoting preventative health, holistic wellness, health education, and equitable healthcare for all patient demographics. We leverage deep scientific and healthcare expertise to create strategic frameworks and develop patient-centric solutions for the betterment of patient lives and health outcome linked to developing a healthier population. We offer comprehensive end-to-end solutions in health education and outreach, population health management, behavioral and mental health, clinical workforce and digital health.

Our Services

Health Education

We believe that one of the main drivers of the healthcare education solutions market is the need to address challenges in the healthcare industry through effective and innovative medical and scientific training. With evolving healthcare technology, healthcare professionals must be knowledgeable with respect to various patient-care approaches to make better informed clinical decisions and assure patient satisfaction. We believe that targeted and continuous healthcare education solutions are needed to help healthcare professionals improve their competency, improve health equality and incorporate innovative and new therapeutic options into practice to improve overall patient care quality. Therefore, we aim to provide medical education solutions to pharmaceutical and medical device manufacturers, biotechnology companies, payers, large employers, academic institutions, and government agencies. Specifically, we develop medical education content to drive the organizational and strategic brand goals and vision of our clients. Our education outreach plan utilizes omnichannel delivery approaches from a suite of solutions for in-person, virtual and hybrid arrangements, and our deliverables include traditional print and electronic formats. Some of our targeted education approaches include the utilization of artificial intelligence tools to provide real-time information to customers.

Within our health education and outreach service line we offer the following services: patient education; medical communications; public health and policy; grant publications; and training and outreach.

Patient Education

We define patient education as the process of influencing patient behavior and attitudes and empowering patients with the knowledge and skills necessary to maintain or improve their health. A key driver of the growth in patient education has been the increasing adoption of digital health technologies, preventative health, and holistic wellness awareness programs in the private and public sector.

We offer comprehensive patient education solutions and services to patients, provider groups, payers, health care institutions, and government health agencies to improve intrinsic health education which we believe will lead to increased patient satisfaction, positive experiences and better health outcomes. We develop evidence-based, complaint content, incorporating the principles of instructional designing models so that the learning experience resonates with people of all demographics, including those of varied backgrounds and age groups. We offer educational content in the following areas: disease education and management; preventative health and wellness; behavioral and mental health; and public health awareness and campaigns. Our educational content is adaptable for integration into any electronic health record, care management platform, and learning management system. We offer our educational materials in various formats including American with Disabilities Act of 1990 (“ADA”) compliant print and electronic resources (i.e. brochures, toolkits, reports), app-based outreach, health blog, microsites, social media content, infographics, email campaigns and video formats.

Medical Communications

We offer expertise in medical communications focused on developing scientific communications based on complex scientific and clinical data, novel therapies and drugs, disease guidelines and real-world perspectives on diseases and their current treatments. We provide pharmaceutical manufactures and medical devices and biotechnology companies with communications and marketing materials to help them better engage with patients and healthcare professionals. Our target learning audience includes various healthcare professions such as specialists, primary care physicians, nurses, pharmacists, and hospital staff. Our teams that deliver communications and marketing materials to our end-users are well-versed with the regulatory and compliance requirements established by the FDA for the development of promotional materials for a branded therapeutic products. We offer content development services in the following areas: disease state and product-specific education; value propositions; product monographs; healthcare professional sales aides; advisory board meetings; health economic outcomes; conference coverage; medical affairs resources; and website development.

On September 3, 2021, we entered into a professional services contract with the Indiana Family and Social Services Administration, Division of Mental Health and Addiction (the “Mental Health Agreement”) pursuant to which we are coordinating the work of the State Epidemiological Outcomes Workgroup and supporting data-driven decision-making regarding prevention efforts across state agencies and bodies. The Mental Health Agreement shall remain in effect until June 30, 2023, unless earlier terminated pursuant to the terms thereof. Pursuant to the Mental Health Agreement, we shall receive up to approximately $0.6 million. The Mental Health Agreement may be terminated by the state, for, among other reasons, (i) a material breach of the Mental Health Agreement; (ii) failure by us to provide insurance required by the Mental Health Agreement; (iii) upon the occurrence of a default; (iv) if the Director of the State Budget Agency makes a written determination that funds are not appropriated or otherwise available to support continuation of performance of the Mental Health Agreement; or (v) for any reason if the state determines that such termination is in its best interest. We may terminate the Mental Health Agreement if the state, 60 days after receipt of written notice, fails to correct or cure any material breach of the Mental Health Agreement, and we may institute measures to collect monies due up to and including the date of termination. We generated $132,000, or 10% of our net revenues, pursuant to this contract during the year ended December 31, 2021.

On September 29, 2021, we entered into a Vendor Master Services Agreement with PRECISIONvalue (Chicago), LLC pursuant to which we provide services relating to medical communications support to PRECISIONvalue (the PRECISIONvalue Agreement”). The PRECISIONvalue Agreement shall remain in effect until terminated in accordance with the terms of the PRECISIONvalue Agreement. PRECISIONvalue may terminate the PRECISIONvalue Agreement upon ten (10) days prior written notice to us or immediately upon written notice in the event a client of PRECISIONvalue terminates its agreement with PRECISIONvalue. In addition, the PRECISIONvalue Agreement may be terminated by either party with immediate effect if the other party (i) is in material breach of the PRECISIONvalue Agreement and fails to remedy such breach within 30 days of receipt of written notice or (ii) becomes insolvent, is dissolved or liquidated. We may terminate the PRECISIONvalue Agreement without cause upon 30 days prior written notice to PRECISIONvalue. We generated $32,563, or 3% of our net revenues, pursuant to this contract during the year ended December 31, 2021.

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Public Health and Policy

The essence of public health is to inform, educate and empower the general population. We develop content that addresses the health needs and trends of communities at a county, state, and national level. In close collaboration with public health agencies, we create special reports and annual state epidemiological reports on various endemic, chronic, and infectious diseases. We offer public health writing services in the following areas: community health; disaster management; epidemiology; health policy; maternal and child health; special populations’ health; and occupational health.

Grant and Publications

Grants and scientific publications are at the core of research and clinical innovation. We write grants on behalf of our clients which include, but are not limited to, universities and pharmaceutical companies. Our medical writers are well-published authors and have first-hand experience in developing publications that are evidence-based and clinically relevant. Our grant and publication writing services include: institutional, national and regional and organizational grants; publications; clinical protocols; Congress abstracts, posters and oral presentations; systematic reviews and meta-analyses; and slide kits.

Training and Outreach

According to BMC Public Health, health disparities are linked to up to $135 billion in economic losses in the United States per year. Health equity is achieved when all sections of the population have attained their full potential for health and well-being regardless of race, age, sex, health conditions, social position or other socially determined circumstances. To decrease health disparities and improve patient outcomes and satisfaction, we have a team of subject matter experts that create trainings for employees and staff of health organizations, pharmaceutical companies, payers, and large healthcare employers. We offer our trainings in a variety of formats including virtual and classroom training, e-learning trainings, videos, surveys, and online assessments coupled with metrics. Our comprehensive training toolkits include facilitator and discussion guides, work mats and other resources for training. We offer customized training programs in the following areas: health equity, cultural competency, social determinants of health, preventative health, workforce and sales training; behavioral and mental health; care coordination; and caregiver training.

Population Health Management

We define population health management as the process of assessing and analyzing healthcare and its delivery to create improvement for a population of individuals. We provide end-to-end solutions and strategies to improve quality of care, access to care, health outcomes, and healthcare policies. We believe that our solutions will assist individuals in reaching their full health potential through preventative care, care coordination and patient engagement. Our team of service providers includes health economists, public health experts, subject matter experts, data scientists, and biostatisticians who apply advanced health analytics to real-world data to provide meaningful insights to improve quality of clinical care and understand patterns and trends around diagnosis, treatment and continued care. Our team helps stratify health risks based on social determinants of health, predict utilization of resources and health care costs, identify patient-level interventions and recommend population-level strategies.

Within our population health management service line we intend to offer the following services: analytics; epidemiology; public health surveillance; quality, assessments and audit; and health equity solutions. We have not yet entered into any agreements to provide these services.

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Analytics

We perform in-depth research and provide end-to-end high-quality analysis on health and healthcare data and derive insights that can be developed into strategic interventions. We develop predictive analytics on healthcare utilization and cost and test the effectiveness of care management programs. Overall, we conduct data analytics and develop solutions from a health equity lens to help improve health equality and access to care. Some of our analytical capabilities include: data collection, traditional to advanced analytics, predictive analytics, risk stratification, intervention analytics, gap analysis, public policy, and evidence-based research.

Epidemiology

Epidemiological solutions are a hallmark of our services. We believe that data-driven analysis of emerging trends, patterns and determinants of health across various populations can provide a deeper understanding of public health issues thereby enabling organizations to influence policy and evidence-based practices. We are currently providing state and local agencies with various epidemiological services to improve public health in the State of Indiana. Some of our epidemiology services include: managing the state epidemiological outcomes workgroups; monitoring substance use, mental health, epidemic and endemic, chronic, and infectious conditions; conducting data-driven discussions; establishing health priorities; and evaluation of regional prevention system.

Public Health Surveillance

Surveillance is critical for improving population health. We have the ability to systematically collect and analyze public health data across geolocations and help shape public health practices. Our team helps characterize the burden of disease and adverse health events, prioritize public health actions, monitor the impact of interventions, and identify emerging health conditions that may have a significant impact on population health. Our services include data collection and monitoring, data analysis, information dissemination, and developing strategies and frameworks to help shape public health programs.

Quality, Assessments and Audit

Improving patient care outcomes and achieving effective care coordination are critical components to improve quality of care. We believe that our in-house assessments and analytics offer valuable insights into the evaluation of various programs and services so that our customers such as hospitals, payers, and governmental organizations can improve their health outcomes. In addition, we have the ability to provide in-depth analysis and recommendation of various quality measures, assessments, and audits on nationally recognized rating systems. We can also help with estimating the impact on interventions, care management, process improvement projects, or quality improvement projects on Healthcare Effectiveness Data and Information Set metrics, utilization and other performance outcomes.

Health Equity Solutions

Achieving health equity requires analysis of healthcare gaps, population risk stratification and strategic interventions involving social determinants of health. Using our health economics specialists and data scientists, we collect data on social determinants of health and provide an in depth analysis to help develop strategies for interventions at the individual and population level. Our solutions are intended to target health disparities and promote more equitable healthcare for all. Some of our services and solutions include: health risk stratification analytics and programs; health equity gap analysis and solutions; health equity dashboard; caregiver health equity analysis; strategies to engage with community based organizations; improved engagement; and care coordination improvements.

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Behavioral and Mental Health

We strongly believe in behavioral and mental health equity and our mission is to provide solutions that help improve health care and provide access to all populations, regardless of race, ethnicity, gender, socioeconomic status, sexual orientation, or geographic location. With our specialized services, we believe that we can help solve the behavioral and mental health needs of various organizations, including health organizations, large employers and schools. Currently, we offer telehealth and prevention program services; however, to date, we have not generated any revenue for such services.

Telehealth – SyraPsych

Mental health concerns are rapidly growing on a global scale, yet the shortage of mental health professionals and access to treatment is leaving millions of people without access to mental health resources. According to a Health Affairs report, almost half of all counties in the United States have zero psychiatrists, and according to the U.S. Department of Health and Human Services, 111 million people live in areas where there is a mental health professional shortage. Mental health issues are impacting all segments of the population, especially college students. According to the BestColleges.com survey, nearly half of all students believe that mental health issues have impacted their education and, as a result of the COVID-19 pandemic, 9 in 10 students experienced negative mental health symptoms.

We developed SyraPsych as a convenient, on-demand telehealth platform for mental health services that provides interactive patient experience; however, to date, we have not generated any revenue from such services. With SyraPsych, mental health professionals are available when you need them most. Through SyraPsych, we offer 24/7 access to safe and secure counseling. We offer scheduled counseling and care coordination with a variety of medical health professionals such as psychiatrists, therapists, nurse practitioners, peer coaches and can provide similar services and solutions for employers and their employees.

Behavioral and Mental Health Prevention Programs – Syrenity

We believe that preventing mental and/or substance use disorders or co-occurring disorders and related problems is critical to behavioral and physical health. Therefore, our prevention programs that are designed to be compliant with the National Committee for Quality Assurance standards, are aimed at the early identification of high-risk individuals for conditions such as depression, anxiety and stress. Currently, we are developing evidence-based behavioral and mental health digital tools and mobile apps that provide valuable tips, solutions and potential treatment interventions, including tracking mental health.

Clinical Workforce

Our healthcare staffing solutions are intended to help evaluate the immediate and longitudinal workforce needs of our client’s organization. Using agile implementation staffing methodologies we make it seamless and cost-efficient to expand our client’s clinical personnel. We recruit experienced nurses and allied health professionals for long-term fixed contract positions at hospitals and healthcare facilities across the country. Currently, we hold contracts with the State of Indiana psychiatric hospital to provide healthcare licensed and ancillary staff. Other staffing positions that we recruit include care coordinators, specialists to fill healthcare management roles, healthcare educators, therapists, healthcare technicians and health plan specialists. Our team of recruiters acts as an extension of our clients’ talent acquisition teams, working with our clients to fill vacant positions. Diversity, equity and inclusion is at the core of our Company and we support and help with the recruitment of a diverse workforce for our clients which include government agencies and private sector organizations in the local community and nationally. We provided dedicated account managers and administrative teams to ensure accountability and transparency.

On July 27, 2021, we entered into a professional services contract with the Indiana Family and Social Services Administration, NeuroDiagnostic Institute, as amended on April 6, 2022 and June 29, 2022 (as amended, the “NeuroDiagnostic Agreement”) pursuant to which we provide medical staffing services to the NeuroDiagnostic Institute. The NeuroDiagnostic Agreement shall remain in effect until January 21, 2025, unless earlier terminated pursuant to the terms thereof. Pursuant to the NeuroDiagnostic Agreement, we shall receive up to approximately $14.7 million. The NeuroDiagnostic Agreement may be terminated by the state, for, among other reasons, (i) a material breach of the NeuroDiagnostic Agreement; (ii) failure by us to provide insurance required by the NeuroDiagnostic Agreement; (iii) upon the occurrence of a default; (iv) based upon the state’s audit findings; (v) if the Director of the State Budget Agency makes a written determination that funds are not appropriated or otherwise available to support continuation of performance of the NeuroDiagnostic Agreement; or (vi) for any reason if the state determines that such termination is in its best interest. We may terminate the NeuroDiagnostic Agreement if the state, 60 days after receipt of written notice, fails to correct or cure any material breach of the NeuroDiagnostic Agreement, and we may institute measures to collect monies due up to and including the date of termination. We generated $1,142,574, or 87% of our net revenues, pursuant to this contract during the year ended December 31, 2021.

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Digital Health

We use digital health to bring innovation into the healthcare practice. Our goal is to transform patient care and engagement by connecting physicians, patients, caregivers, payers, and other key stakeholders through healthcare digital platforms with are supported by robust datasets and algorithms powered by artificial intelligence. By providing stakeholders with data, we empower stakeholders to address factors that impact holistic health, including physical, behavioral and social elements. Currently, we are developing digital and cloud-based platforms to help improve cost savings through the automation of health operations, which also provide clinical insights that personalize care and improve patient satisfaction. Our digital health solutions are intended to help improve whole health experience; care coordination management; patient engagement and experience; and claims and payment accuracy.

Within our digital health service line, we offer Soulcial App and patient engagement and education services; however, we have not generated any revenue to date.

Soulcial App

We have designed and developed a customizable app that caters to holistic wellness, preventative health and mental health for various demographics. Our Soulcial app which we intend to launch in the first quarter of 2023 is intended to connect the mind, body and soul elements and provides a way to connect to caregivers and peers, thus alleviating social isolation. The behavioral and mental health modules in Soulcial are intended to help self-assess stress, anxiety and depression and connect patients to service providers for treatment interventions.

Patient Engagement and Education

We offer an artificial intelligence chatbot trained to have human-like conversations using a process known as natural language processing to facilitate and provide end-to-end query resolution for the patients. Our chatbot provides instant resolution and reduces the time taken to resolve repetitive queries. Our chatbot is equipped to handle user queries and drive the conversation toward query resolution. Patients can utilize our chatbot for multiple features such as learning more about their condition, identifying healthcare professionals in their vicinity, scheduling, billing purposes, and learning about their health benefits from a health plan.

Market Opportunity

Due the current healthcare unmet needs, challenges, and attention to behavioral and mental health, the overall market opportunity for all the services we offer is growing at a rapid pace.

Health Education: According to Verified Market Research, the global health education market size was valued at approximately $31.6 billion in 2020 and is projected to reach approximately $41.4 billion by 2028, growing at a compound annual growth rate (“CAGR”) of 3.59% from 2021 to 2028. Furthermore, according to Arizton Advisory and Intelligence, the U.S. continuing medical education market size was valued at approximately $2,712.6 million in 2021 and is expected to reach approximately $3,830.5 million by 2027. According to Market Research Future, the medical writing market is expected to cross $5,285.3 billion by 2030 at a CAGR of 10.31% with North America holding the largest share in this market. Furthermore, according to Precedence Research, the medical affairs outsourcing market for the U.S. was estimated at $470.2 million in 2021 and is anticipated to reach $1,288.2 million by 2030.

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Population Health: According to Grand View Research, the U.S. population health management market size was valued at $20.6 billion in 2021 and is anticipated to growth at a CAGR of 19.5% from 2022 to 2030 which is mainly driven by the growing demand for healthcare IT services and solutions that support value-based healthcare delivery, resulting in a transition from Fee-For-Service to a Value-Based Payment model. Moreover, according to Verified Market Research, the healthcare quality management market size was valued at $3.2 billion in 2020 and is projected to reach $6.8 billion by 2028, growing at a CAGR of 13.2% from 2021 to 2028. According to Verified Market Research, the rise in the aging population, healthcare expenditure and medical errors, and increase in the volume of unstructured data in healthcare some of the factors that are fueling the growth of the healthcare quality management market.

Behavioral and Mental Health: According to Precedence Research, the U.S. behavioral health market size is expected to reach approximately $132.4 billion by 2027 with a growing CAGR of 5.3% during the period of 2021 to 2027. Furthermore, according to the National Alliance on Mental Illness, one in five U.S. adults experience mental illness each year and one in six U.S. youth aged 6 to 17 experience a mental health disorder each year. Moreover, according to National Alliance on Mental Illness, suicide is the second leading cause of death among people aged 10 to 34.

Clinical Workforce: According to Grand View Research, the U.S. healthcare staffing market size was valued at $24.1 billion in 2021 and is estimated to grow at a CAGR of 5.6% from 2022 to 2030 as a result of increasing demand for temporary staffing for medical professionals due to the rising elderly population and the lack of skilled nursing staff across the country.

Digital Health: According to Grand View Research, the U.S. patient engagement solutions market size was valued at approximately $5.2 billion in 2021 and is expected to grow at a CAGR of 15.1% from 2022 to 2030. Furthermore, according to Healthcaredive, the U.S. care coordination software market is expected to reach approximately $3.2 billion by 2022, growing at a CAGR of 15.4%.

Growth Strategies

We hope to become a leader in clinical healthcare solutions by providing customized and comprehensive end-to-end solutions for our customers in the public and private healthcare sectors and expand our operations to other metropolitan areas. As we continue our expansion, we anticipate that our professional pool and infrastructure will grow to support the breadth and depth of our services. With our rapid growth of sales and business development teams, we intend to replicate our current projects with similar customers across the country. We plan to open offices in multiple geographical locations to support our sales and business development efforts and intend to invest in partnerships with subject matter experts to further enhance our service lines and provide real-world insights. In addition, we are developing in-house proposal teams to ensure appropriate opportunities across government agencies are timely tracked and quality proposals are submitted. In addition to organic efforts, we may expand our footprint by acquiring companies that offer similar service lines. It is anticipated that such companies will strengthen our current service offerings and may also include new services that we may offer to our clients.

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Competition

We compete on the basis of the breadth and functionality of the solutions we offer on both an integrated and modular basis, the return on investment realized by our customers from our solutions, our value proposition and our pricing models. The principal competitive factors in attracting, retaining, and expanding business with healthcare customers nationally include: (i) understanding the customer’s work environment; (ii) offering a comprehensive suite of services; (iii) timely filling of customers’ needs; (iv) price; (v) customer service; (vi) quality assurance and screening capabilities; (vii) risk management policies; (viii) insurance coverage; and (ix) general industry reputation. We face competition from major healthcare consulting companies. Some of the companies we compete with include the following:

●	Health Education: Ashfield Healthcare Communications, IQVIA Holdings Inc, Paraxel International Corporation, Cactus Communications, The Medical Affairs Company, Syneos Health Inc. and DWA Healthcare Communications Group.

●	Population Health Management: Allscripts Healthcare, Cerner Corp., Conifer Health Solutions, LLC, EClinicalWorks, Enli Health Intelligence, McKesson Corp., Medecision, Optum, Inc., Athenahealth, Inc., RedBrick Health, Welltok and Resultant.

●	Behavioral and Mental Health: Universal Health Services, Behavioral Health Group Inc., Acadia Healthcare, IBH, CuraLinc Healthcare, Omada, Lyra Health, Spring Health and IU Health Physicians.

●	Clinical Workforce: Envision Healthcare Corporation, AMN Healthcare, CHG Management, Inc., Maxim Healthcare Group, Cross Country Healthcare, Inc., Aya Healthcare and RepuCare, Inc.

●	Digital Health: IBM, McKesson Corporation, Allscripts, Cerner Corporation, Epic Systems Corporation, GetWellNetwork, athenahealth, MEDITECH, IQVIA, Get Real Health, Cognizant, Symphony Care Harris Healthcare and Leaf Software Solutions.

Many of our competitors have significantly greater financial resources and have more expertise in providing services similar to our services. Mergers and acquisitions in the healthcare industry may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel. Earlier stage companies, such as startups may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products and services that are more cost-effective and efficient than our products and services.

Government Regulations

Our business is heavily regulated. We are subject to oversight by governmental entities in the U.S., and a failure, or alleged failure, by us to comply with statutes, regulations, or other laws could have a material adverse impact to our business operations, reputation, results of operations and financial position.

Government Contracts: Our contracts with government entities typically are subject to procurement laws that include socio-economic, employment practices, environmental protection, recordkeeping and accounting, and other requirements. These statutory and regulatory requirements complicate our business and increase our compliance burden. We are subject to audits, investigations and oversight proceedings about our compliance with contractual and legal requirements. If we fail to comply with these requirements, or we fail an audit, we may be subject to sanctions such as monetary damages, criminal and civil penalties, termination of contracts and suspension or debarment from government contract work. Furthermore, the government may terminate any of our government contracts and subcontracts either at its convenience or for default based on our performance. If a contract is terminated for convenience, we generally are protected by provisions covering reimbursement for costs incurred on the contract and profit on those costs. If a contract is terminated for default, we generally are entitled to payments for our work that has been accepted by the government; however, the government could make claims to reduce the contract value or recover its procurement costs and could assess other special penalties. Additionally, our programs for the government often operate for periods of time under undefinitized contract actions (“UCAs”), which means that we begin performing our obligations before the terms, specifications or price are finally agreed to between the parties. The government’s power to unilaterally definitize a contract can affect our ability to negotiate mutually agreeable contract terms and, if a contract is unilaterally imposed upon us, it may negatively affect our expected profit and cash flows on a program or impose burdensome terms.

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Governmental entities in the U.S. continue to strengthen their position and scrutiny of practices that may indicate fraud, waste, and abuse affecting government healthcare programs such as Medicare and Medicaid. Our relationships with pharmaceutical and medical product manufacturers, healthcare providers, and other companies and individuals, as well as our provision of products and services to government entities, subject our business to statutes, regulations, and government guidance that are intended to prevent fraud and abuse. Many of these laws are vague or indefinite and have not been interpreted by the courts and, as such, may be interpreted or applied by a prosecutorial, regulatory, or judicial authority in a manner that could require us to make changes in our operations at added expense. Failure to comply with these laws could subject us to federal or state government investigations or qui tam actions, and to liability for damages and civil and criminal penalties, including the loss of pursue government contracts.

Healthcare Regulation: Our marketing practices are subject to state laws, as well as federal laws, such as the Anti-Kickback Statute and False Claims Act, intended to prevent fraud and abuse in the healthcare industry. The Anti-Kickback Statute generally prohibits corruptly soliciting, offering, receiving, or paying anything of value to generate business. The False Claims Act generally prohibits anyone from knowingly and willingly presenting, or causing to be presented, any claims for payment for goods or services, including to government payers, such as Medicare and Medicaid, that are false or fraudulent and generally treat claims generated through kickbacks as false or fraudulent. The federal government and states also regulate sales and marketing activities and financial interactions between manufacturers and healthcare providers, requiring disclosure to government authorities and the public of such interactions, and the adoption of compliance standards or programs. Furthermore, the U.S. Foreign Corrupt Practices Act (“FCPA”) prohibits U.S. corporations and their representatives from offering, promising, authorizing or making payments to any foreign government official, government staff member, political party or political candidate to obtain or retain business abroad. The scope of the FCPA includes interactions with certain healthcare professionals in many countries. Other countries have enacted similar anti-corruption laws and/or regulations.

Data Security and Privacy: We are subject to a variety of privacy and data protection laws that change frequently and have requirements that vary from jurisdiction to jurisdiction. For example, under HIPAA we must maintain administrative, physical, and technological safeguards to protect individually identifiable health information (“protected health information”) and ensure the confidentiality, integrity, and availability of electronic protected health information. We are subject to significant compliance obligations under privacy laws some of which prohibit the transfer of personal information to certain other jurisdictions or otherwise limit our use of data. Many of these laws also require us to provide access or other data rights (modification, deletion, portability, etc.) to consumers’ and patients’ individual personal data records within specified periods of time. Laws such as the federal Cyber Incident Reporting for Critical Infrastructure Act of 2022 may require us to provide notifications of significant data privacy breaches or cybersecurity incidents before our investigations are complete. We are subject to privacy and data protection compliance audits or investigations by various government agencies. Failure to comply with these laws subjects us to potential regulatory enforcement activity, fines, private litigation including class actions, reputational impacts, and other costs. We may also have contractual obligations that might be breached if we fail to comply with privacy and data security laws.

Employees

As of December 1, 2022, we employed 109 full-time employees and 4 part-time employees. We are not a party to any collective bargaining agreements, and we believe that we maintain good relations with our employees.

Facilities

Our corporate headquarters are located at 1119 Keystone Way N. #201 Carmel, IN 46032 pursuant to a three-year lease which commenced on July 21, 2021 and provides for a monthly rent of $10,711, as amended on May 1, 2022. We believe this to be sufficient to meet our needs for the foreseeable future and that any additional space we may require will be available on commercially reasonable terms.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

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Our Corporate History

We were organized on November 20, 2020 as an Indiana corporation under the name Syra Health Corp. On March 11, 2022, we filed a Certificate of Conversion with the Delaware Secretary of State whereby we converted from an Indiana corporation to a Delaware corporation.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age and position of each of our executive officers, directors and director nominees as of the date of this prospectus.

Name	Age	Position
Deepika Vuppalanchi, PhD	43	Chief Executive Officer and Director
Sandeep Allam	47	President and Chairman
Priya Prasad	44	Chief Operating Officer
Sherron Rogers	43	Director Nominee
Andrew M. Dahlem, PhD	62	Director Nominee
Vijayapal R. Reddy, DABT, DVM, PhD	67	Director Nominee
Ketan Paranjape	50	Director Nominee
Avutu S. Reddy, PhD	67	Director Nominee

Deepika Vuppalanchi, PhD – Chief Executive Officer and Director

Deepika Vuppalanchi has served as Chief Executive Officer and director of the Company since November 2020. Dr. Vuppalanchi has over 10 years of experience in medical research and healthcare. From August 2017 to November 2020, Dr. Vuppalanchi served as a senior medical director of Precision For Value, a company assisting pharmaceutical and life-sciences clients with strategy for product development and commercialization. From May 2016 to August 2017 Dr. Vuppalanchi served as medical director of Symbiotix (HAVAS Network), a scientific medical communications company. From February 2013 to April 2016, Dr. Vuppalanchi served as medical director of DWA Healthcare Communications (AVANT Healthcare Marketing), a medical education strategies company. Dr. Vuppalanchi holds a Doctor of Philosophy degree and Master of Science degree in Molecular Biology and Genetics from the University of Delaware and a Bachelor of Science in Microbiology from Osmania University. We believe that Dr. Vuppalanchi is qualified to serve as a member of the Company’s board of directors because of her medical and science background and experience working with stakeholders in academia, pharmaceutical and biotechnology companies.

Sandeep Allam – President and Chairman of the Board

Sandeep Allam has served as President of the Company and Chairman of the board of directors of the Company since January 2021. Mr. Allam has over 16 years of experience in information technology services and consulting. Since August 2010, Mr. Allam has served as the Chief Executive Officer of STLogics Corporation, a diversified technology holding company, and from 2006 to 2010, Mr. Allam served as Vice President of Information Technology Services at STLogics Corporation. In addition, since December 2015, Mr. Allam has served as an executive board member at RADcube, a technology consulting company, and as executive board member at Skill Demand Corp, an energy and utility solutions company. Furthermore, since January 2021, Mr. Allam has served as an executive board member at Blue Agilis Corp., an agile transformation software solutions company. Mr. Allam holds a Master of Science degree in Information Technology from Ferris State University and a Bachelor of Science degree in Ceramics and Cement Technology from Gulbarga University. We believe that Mr. Allam is qualified to serve as a member of the Company’s board of directors because of his experience in senior leadership roles and background in consulting.

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Priya Prasad – Chief Operating Officer

Priya Prasad has served as Chief Operating Officer of the Company since March 2022. Since March 2005, Mrs. Prasad has served as President of STLogics Corporation, a diversified technology holding company. Since January 2015, Mrs. Prasad has served as board member at RADcube, a technology company providing enterprise solutions and business consulting, and since January 2015, she has served as board member at Skill Demand Corp., an energy and utility solutions company. In addition, since January 2021, Mrs. Prasad has served as an advisory board member at Blue Agilis Corp., an agile transformation software solutions company. Mrs. Prasad holds a Master of Business Administration degree from the University of Massachusetts – Boston, a Master of Science degree in Environmental Science from Bangalore University and a Bachelor of Science degree in Environmental Science from Mount Carmel College.

Sherron Rogers – Director Nominee

Sherron Rogers has agreed to become a director of the Company upon consummation of this offering. Ms. Rogers has over 19 years of senior leadership experience. Since March 2022, Ms. Rogers has served as the Chief Financial Officer of Johns Hopkins All Children’s Hospital. Previously, from August 2020 to March 2022, Ms. Rogers served as the Chief Financial Officer and Chief Strategy Officer of Eskenazi Health, a public hospital that offers a comprehensive range of inpatient, primary and specialty care services. Prior to serving in those roles, Ms. Rogers served as the Vice President of Business Development and Operational Excellence and Strategy at Eskenazi Health. In addition, from 2005 to 2016 Ms. Rogers served in a variety of leadership roles at Indiana University Health, including as Vice President and Transformation Officer, and from 2003 to 2005, Ms. Rogers served as a director and Lean Six Sigma Black Belt at Cummins Inc. (NYSE: CMI). Ms. Rogers holds a Master of Science degree in Information Science and a Bachelor of Arts degree in Psychology from Indiana University, Bloomington. We believe that Ms. Rogers is qualified to serve as a member of the Company’s board of directors because of her experience in senior leadership roles and background in healthcare.

Andrew M. Dahlem, PhD – Director Nominee

Andrew Dahlem has agreed to become a director of the Company upon consummation of this offering. Since November 2018, Dr. Dahlem has served as Senior Research Professor of Medicine at the Indiana University School of Medicine and also served as Chief of the Division of Clinical Pharmacology until May 2022. Dr. Dahlem is co-founder and has served as an advisor to Gate Neurosciences, a biotechnology company focused on new therapies for treatment resistant depression, since April 2019 and President of Dr. Dahlem Consulting LLC, advising on the discovery and development of novel therapeutics for academia, biotech and the pharmaceutical industry since May 2018. Furthermore, Dr. Dahlem also served as Vice President of Research Operations and Chief Operating Officer of Lilly Research Laboratories and Lilly Research Laboratories Europe at Eli Lilly and Company until his retirement in December 2017. Moreover, Dr. Dahlem has served in various other capacities at Eli Lilly and Company including Vice President of Toxicology, Drug Disposition, Pharmacokinetics; Executive Director of Toxicology and Drug Disposition; Director of Drug Disposition and Biochemical Toxicology; Head of Biochemical Toxicology; and Senior Pharmacologist. Dr. Dahlem holds a Doctor of Philosophy degree in Toxicology from the College of Veterinary Medicine at the University of Illinois at Urbana-Champaign and a Bachelor of Science degree from The Ohio State University. We believe that Dr. Dahlem is qualified to serve as a member of the Company’s board of directors because of his medical background and diverse experience in biotechnology over more than 30 years.

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Vijayapal R. Reddy, DABT, DVM, PhD – Director Nominee

Vijayapal Reddy has agreed to become a director of the Company upon consummation of this offering. Dr. Reddy is a drug development professional with over 30 years of experience in drug discovery and development in global pharmaceutical industry. Since August 2017, Dr. Reddy has served as an advisor as well as a Director of VIPRA, LLC, a consulting company. Dr. Reddy currently serves as a consultant for various pharmaceutical, biotechnology and vaccine companies. From 2007 to 2017, Dr. Reddy served as a Senior Researcher Advisor/Executive Director at Lilly Research Laboratories, at Lilly, where he led nonclinical safety and regulatory assessments on several cross functional programs at different stages of development. In addition, Dr. Reddy has served in various other capacities including Head of Cancer Research, Nonclinical Safety Assessment (2004-2006); Senior Research Scientist, Nonclinical Safety Assessment (2000-2004); Research Scientist, Nonclinical Safety Assessment (1998-2001); and Senior Toxicologist, Nonclinical Safety Assessment (1995-1997). Dr. Reddy was previously Senior Research Investigator at Sterling Winthrop/Sanofi Pharmaceuticals (1994-1995). Dr. Reddy holds a post-Doctoral degree in Toxicology from the University of Nebraska Medical Center, a Doctor of Philosophy degree in Toxicology from Utah State University, a Master of Science degree in Toxicology from the University of Mississippi Medical Center and a Veterinary Medicine degree from the AP Agricultural University. We believe that Dr. Reddy is qualified to serve as a member of the Company’s board of directors because of his medical and scientific background and experience in scientific research.

Ketan Paranjape, PhD – Director Nominee

Ketan Paranjape has agreed to become a director of the Company upon consummation of this offering. Since April 2018, Dr. Paranjape has served as the Vice President of Roche Information Solutions, and since September 2020, he has served as the Vice President of Commercial Business Operations, Business Intelligence and Analytics at Roche Diagnostics, a multinational healthcare company. Since September 2019, Dr. Paranjape has been included on the World Health Organization’s roster of digital health experts which was established to advise the World Health Organization Secretariat. Since June 2022, Dr. Paranjape has served as a member of the board of directors of Indy Chamber, a non-profit organization that is dedicated to economic development in the Indianapolis region. Since September 2021, he has served on the Dean’s Advisory Council at Indiana University’s Luddy School of Informatics, Computing, and Engineering, and since February 2021, he has served as Advisory Board Member at the University of Wisconsin-Madison, Department of Electrical and Computer Engineering. Since February 2021, he has also been a member of the digital health executive leadership group at AdvaMed, a medical technology trade association, and since June 2021, he has served as an Advisory Council Member at Human Health Education and Research Foundation, a non-profit organization bringing health and awareness to the top of global agendas in an equitable and holistic approach. From September 2017 to December 2020, Dr. Paranjape served as an Honorary Research Fellow at Imperial College of London, School of Public Health, and from September 2017 to December 2020, he served as a Visiting Technical Advisor in Artificial Intelligence for Health at Lee Kong Chian, School of Medicine. From July 2015 to December 2020, Dr. Paranjape served as a Member of the U.S. Department of Health and Human Services Precision Medicine Task Force (U.S. Health IT Standards Committee), and from April 2018 to April 2019, he served as Advisory Board Member at Health 2047, a business formation and commercialization enterprise, and Managing Director at Health 2047 from October 2016 to March 2018. Dr. Paranjape holds a Doctor of Philosophy degree in Artificial Intelligence in Healthcare from Amsterdam University Medical Center, a Master of Business Administration degree from the University of Oregon, a Master of Science degree in Electrical and Computer Engineering from the University of Wisconsin-Madison and a Bachelor of Science degree in Electrical Engineering from the University of Pune. We believe that Dr. Paranjape is qualified to serve as a member of the Company’s board of directors because of his engineering and commercial background and experience in advisory roles, technology and product development.

Avutu S. Reddy, PhD – Director Nominee

Dr. Avutu Reddy has agreed to become a director of the Company upon consummation of this offering. Dr. Reddy has over 20 years of leadership experience in both in research and development and business. Since October 2017, Dr. Reddy has served as the Strategic Scientific and Emerging Business Intelligence Leader at Corteva Agriscience (NYSE: CTVA), an agricultural chemical and seed company and spin-off from Dow-DuPont. Dr. Reddy joined Dow AgroSciences in January 1999 and served in various roles including R&D Innovation Incubator Leader from January 2015 to December 2017; Competitive Intelligence Leader from January 2009 to December 2017; Global Traits Discovery Platform Leader from January 2005 to December 2008; Global Leader of Molecular Biology and Traits from January 2002 to December 2004; and Global Leader of Genomics from January 1999 to December 2001. He has served on various committees and management teams including The Dow Chemical Company Biotechnology Advisory Board, Dow Agrosciences Global Leadership Team, Global Discovery Investment Strategy Team, and Technology Strategy Committee. Prior to joining Dow AgroSciences, he was an Assistant Professor in the Department of Soil & Crop Sciences, and the Director of the Crop Genome Technology Unit of Norman Borlaug Crop Biotechnology Center at Texas A&M University from January 1994 to December 1998. From April 1990 to December 1993, Dr. Reddy completed post-doctoral research at Texas A&M University Department of Biology supported by Rhône-Poulenc and at the CNRS Unit, Université de Perpignan, France supported by The Rockefeller Foundation from January1989 to March 1990. Dr. Reddy holds a Doctor of Philosophy degree and Master of Science from Acharya Nagarjuna University, a Master of Education degree from Annamalai University and Bachelor of Science and Bachelor of Education degrees from S.V. University. We believe that Dr. Reddy is qualified to serve as a member of the Company’s board of directors because of his academic background and diverse experience in a multinational company.

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Family Relationships

There are no family relationships among any of our executive officers or directors.

Director Independence

Prior to the consummation of this offering, our board of directors undertook a review of the independence of our directors and considered whether any director has a relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has affirmatively determined that upon consummation of this offering, each of                      will be an “independent director,” as defined under the Nasdaq rules.

Committees of Our Board of Directors

Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and its standing committees. We will have a standing audit committee, compensation committee and nominating and corporate governance committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit Committee

Our audit committee will be responsible for, among other things:

●	approving and retaining the independent auditors to conduct the annual audit of our financial statements;

●	reviewing the proposed scope and results of the audit;

●	reviewing and pre-approving audit and non-audit fees and services;

●	reviewing accounting and financial controls with the independent auditors and our financial and accounting staff;

●	reviewing and approving transactions between us and our directors, officers and affiliates;

●	establishing procedures for complaints received by us regarding accounting matters;

●	overseeing internal audit functions, if any; and

●	preparing the report of the audit committee that the rules of the SEC require to be included in our annual meeting proxy statement.

Upon the consummation of this offering, our audit committee will consist of                      , with                       serving as chair. Our board of directors has affirmatively determined that                         each meet the definition of “independent director” under the Nasdaq rules, and that they meet the independence standards under Rule 10A-3. Each member of our audit committee meets the financial literacy requirements of the Nasdaq rules. In addition, our board of directors has determined that Sherron Rogers will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a written charter for the audit committee, which will be available on our website at www.syrahealth.com concurrently with the consummation of this offering.

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Compensation Committee

Our compensation committee will be responsible for, among other things:

●	reviewing and recommending the compensation arrangements for management, including the compensation for our President and Chief Executive Officer;

●	establishing and reviewing general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;

●	administering our stock incentive plans; and

●	preparing the report of the compensation committee that the rules of the SEC require to be included in our annual meeting proxy statement.

Upon the consummation of this offering, our compensation committee will consist of                     , with                      serving as chair. Our board has determined that                         are independent directors under Nasdaq rules. Our board of directors will adopt a written charter for the compensation committee, which will be available on our website at www.syrahealth.com concurrently with the consummation of this offering.

Nominating and Governance

Our nominating and governance committee will be responsible for, among other things:

●	nominating members of the board of directors;

●	developing a set of corporate governance principles applicable to our Company; and

●	overseeing the evaluation of our board of directors.

Upon the consummation of this offering, our nominating and corporate governance committee will consist of                   with           serving as chair. Our board has determined that                  are independent directors under Nasdaq rules. Our board of directors will adopt a written charter for the nominating and governance committee, which will be available on our website at www.syrahealth.com concurrently with the consummation of this offering.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our website, www.syrahealth.com. In addition, we intend to post on our website all disclosures that are required by law or the Nasdaq rules concerning any amendments to, or waivers from, any provision of the code.

Limitations on Liability and Indemnification Matters

Our Certificate of Incorporation contains provisions that limit the liability of our current and former directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

●	any breach of the director’s duty of loyalty to the corporation or its stockholders;

●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payments of dividends or unlawful stock repurchases, or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

●	any transaction from which the director derived an improper personal benefit.

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This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our charter documents provide that we are authorized to indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, our charter documents also provide that, upon satisfaction of certain conditions, we are required to advance expenses incurred by a director or executive officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We expect to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements will provide for indemnification for related expenses, including, among other things, attorneys’ fees, judgments, fines, and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. We also intend to obtain customary directors’ and officers’ liability insurance upon consummation of this offering.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and our Bylaws to be effective upon the completion of this offering may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table presents the compensation awarded to, earned by or paid to our principal executive officer, who we also refer to as our “named executive officer”, for the year ended December 31, 2021. During the year ended December 31, 2021, no other executive officer received compensation from us that needed to be included in the Summary Compensation Table.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Nonequity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Deepika Vuppalanchi,	2021	$126,515	$15,000	$-	$-	$-	$-	$-	$141,515
Chief Executive Officer

Employment Agreements

On April 15, 2021, the Company entered into an employment agreement with Deepika Vuppalanchi (as amended, the “Employment Agreement”). Pursuant to the Employment Agreement, Dr. Vuppalanchi shall receive a base salary of $301,500 per year effective as of March 1, 2022. In addition, Dr. Vuppalanchi shall be entitled to participate in such employee benefit plans as are established by the Company for the benefit of its employees. The Employment Agreement may be terminated by the Company without cause upon 14 days prior written notice to Dr. Vuppalanchi or immediately for cause. In addition, Dr. Vuppalanchi may terminate her employment at any time without cause upon 30 days prior written notice to the Company. Furthermore, the Employment Agreement will terminate upon Dr. Vuppalanchi’s death. Upon termination of the Employment Agreement, Dr. Vuppalanchi shall receive all sums due to her under the Employment Agreement as compensation or expense reimbursements.

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Outstanding Equity Awards at December 31, 2021

There were no outstanding equity awards as of December 31, 2021.

Non-Employee Director Compensation

There were no non-employee directors in 2021.

2022 Omnibus Equity Incentive Plan

On April 11, 2022 and October 18, 2022, our board of directors adopted, and our stockholders, respectively, approved, the Syra Health Corp. 2022 Omnibus Equity Incentive Plan (“2022 Plan”). We intend to use the 2022 Plan to provide incentives that will assist us to attract, retain, and motivate employees, officers, consultants, and directors.

Types of Awards. The 2022 Plan provides for the issuance of incentive stock options, non-statutory stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), and other stock-based awards.

Shares Available; Certain Limitations. The maximum number of shares of Class A common stock reserved and available for issuance under the 2022 Plan is 1,250,000 shares of Class A common stock; provided that shares of Class A common stock issued under the 2022 Plan with respect to an Exempt Award will not count against the share limit. We use the term “Exempt Award” to mean (i) an award granted in the assumption of, or in substitution for, outstanding awards previously granted by another business entity acquired by us or any of our subsidiaries or with which we or any of our subsidiaries merge, or (ii) an award that a participant purchases at fair market value.

No more than 1,250,000 shares of our Class A common stock shall be issued pursuant to the exercise of incentive stock options.

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New shares reserved for issuance under the 2022 Plan may be authorized but unissued shares of our Class A common stock or shares of our Class A common stock that will have been or may be reacquired by us in the open market, in private transactions or otherwise. If any shares of our Class A common stock subject to an award are forfeited, cancelled, exchanged or surrendered or if an award terminates or expires without a distribution of shares to the participant, the shares of our Class A common stock with respect to such award will, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for awards under the 2022 Plan except that (i) any shares of our Class A common stock reacquired by us on the open market or otherwise using cash proceeds from the exercise of options, and (ii) any shares of our Class A common stock surrendered or withheld as payment of either the exercise price of an award and/or withholding taxes in respect of an award will not again be available for awards under the 2022 Plan. If an award is denominated in shares of our Class A common stock, but settled in cash, the number of shares of our Class A common stock previously subject to the award will again be available for grants under the 2022 Plan. If an award can only be settled in cash, it will not be counted against the total number of shares of our Class A common stock available for grant under the 2022 Plan. However, upon the exercise of any award granted in tandem with any other awards, such related awards will be cancelled as to the number of shares as to which the award is exercised and such number of shares of our Class A common stock will no longer be available for grant under the 2022 Plan.

Administration. The 2022 Plan will be administered by our compensation committee (the “plan administrator”). The plan administrator may interpret the 2022 Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the 2022 Plan.

The 2022 Plan permits the plan administrator to select the eligible recipients who will receive awards, to determine the terms and conditions of those awards, including, but not limited to, the exercise price or other purchase price of an award, the number of shares of our Class A common stock or cash or other property subject to an award, the term of an award and the vesting schedule applicable to an award, and to amend the terms and conditions of outstanding awards. No participant who is our director, but is not also an employee or consultant shall receive awards under the 2022 Plan and be paid cash compensation during any calendar year that exceed, in the aggregate, $150,000 in total value, increased to $195,000 in the calendar year of his or her initial service as a non-employee director.

Restricted Stock and Restricted Stock Units. Restricted stock and RSUs may be granted under the 2022 Plan. The plan administrator will determine the purchase price, vesting schedule and performance goals, if any, and any other conditions that apply to a grant of restricted stock and RSUs. If the restrictions, performance goals or other conditions determined by the plan administrator are not satisfied, the restricted stock and RSUs will be forfeited. Subject to the provisions of the 2022 Plan and the applicable award agreement, the plan administrator has the sole discretion to provide for the lapse of restrictions in installments.

Unless the applicable award agreement provides otherwise, participants with restricted stock will generally have all of the rights of a stockholder; provided that dividends will only be paid if and when the underlying restricted stock vests. RSUs will not be entitled to dividends prior to vesting, but may be entitled to receive dividend equivalents if the award agreement provides for them. The rights of participants granted restricted stock or RSUs upon the termination of employment or service to us will be set forth in the award agreement.

Options. Incentive stock options and non-statutory stock options may be granted under the 2022 Plan. An “incentive stock option” means an option intended to qualify for tax treatment applicable to incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (“Code”). A “non-statutory stock option” is an option that is not subject to statutory requirements and limitations required for certain tax advantages that are allowed under specific provisions of the Code. A non-statutory stock option under the 2022 Plan is referred to for federal income tax purposes as a “non-qualified” stock option. Each option granted under the 2022 Plan will be designated as a non-qualified stock option or an incentive stock option. At the discretion of the plan administrator, incentive stock options may be granted only to our employees, employees of our “parent corporation” (as such term is defined in Section 424(e) of the Code) or employees of our subsidiaries.

The exercise period of an option may not exceed ten years from the date of grant and the exercise price may not be less than 100% of the fair market value of a share of Class A common stock on the date the option is granted (110% of fair market value in the case of incentive stock options granted to 10% stockholders). The exercise price for shares of our Class A common stock subject to an option may be paid in cash, or as determined by the plan administrator in its sole discretion, (i) through any cashless exercise procedure approved by the plan administrator (including the withholding of shares of our Class A common stock otherwise issuable upon exercise), (ii) by tendering unrestricted shares of our Class A common stock owned by the participant, (iii) with any other form of consideration approved by the plan administrator and permitted by applicable law or (iv) by any combination of these methods. The option holder will have no rights to dividends or distributions or other rights of a stockholder with respect to the shares of our Class A common stock subject to an option until the option holder has given written notice of exercise and paid the exercise price and applicable withholding taxes.

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In the event of a participant’s termination of employment or service, the participant may exercise his or her option (to the extent vested as of such date of termination) for such period of time as specified in his or her option agreement.

Stock Appreciation Rights.

SARs may be granted either alone (a “free-standing SAR”) or in conjunction with all or part of any option granted under the 2022 Plan (a “tandem SAR”). A free-standing SAR will entitle its holder to receive, at the time of exercise, an amount per share up to the excess of the fair market value (at the date of exercise) of a share of Class A common stock over the base price of the free-standing SAR (which shall be no less than 100% of the fair market value of the related shares of Class A common stock on the date of grant) multiplied by the number of shares in respect of which the SAR is being exercised. A tandem SAR will entitle its holder to receive, at the time of exercise of the SAR and surrender of the applicable portion of the related option, an amount per share up to the excess of the fair market value (at the date of exercise) of a share of Class A common stock over the exercise price of the related option multiplied by the number of shares in respect of which the SAR is being exercised. The exercise period of a free-standing SAR may not exceed ten years from the date of grant. The exercise period of a tandem SAR will also expire upon the expiration of its related option.

The holder of a SAR will have no rights to dividends or any other rights of a stockholder with respect to the shares of our Class A common stock subject to the SAR until the holder has given written notice of exercise and paid the exercise price and applicable withholding taxes.

In the event of a participant’s termination of employment or service, the holder of a SAR may exercise his or her SAR (to the extent vested as of such date of termination) for such period of time as specified in his or her SAR agreement.

Other Stock-Based Awards. The plan administrator may grant other stock-based awards under the 2022 Plan, valued in whole or in part by reference to, or otherwise based on, shares our Class A of common stock. The plan administrator will determine the terms and conditions of these awards, including the number of shares of our Class A common stock to be granted pursuant to each award, the manner in which the award will be settled, and the conditions to the vesting and payment of the award (including the achievement of performance goals). The rights of participants granted other stock-based awards upon the termination of employment or service to us will be set forth in the applicable award agreement. In the event that a bonus is granted in the form of shares of our Class A common stock, the shares of our Class A common stock constituting such bonus shall, as determined by the plan administrator, be evidenced in uncertificated form or by a book entry record or a certificate issued in the name of the participant to whom such grant was made and delivered to such participant as soon as practicable after the date on which such bonus is payable. Any dividend or dividend equivalent award issued under the 2022 Plan shall be subject to the same restrictions, conditions and risks of forfeiture as apply to the underlying award.

Equitable Adjustment and Treatment of Outstanding Awards Upon a Change in Control

Equitable Adjustments. In the event of a merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase, reorganization, special or extraordinary dividend or other extraordinary distribution (whether in the form of common shares, cash or other property), combination, exchange of shares, or other change in corporate structure affecting our Class A common stock, an equitable substitution or proportionate adjustment shall be made in (i) the aggregate number and kind of securities reserved for issuance under the 2022 Plan, (ii) the kind and number of securities subject to, and the exercise price of, any outstanding options and SARs granted under the 2022 Plan, (iii) the kind, number and purchase price of shares of our Class A common stock, or the amount of cash or amount or type of property, subject to outstanding restricted stock, RSUs and other stock-based awards granted under the 2022 Plan and (iv) the terms and conditions of any outstanding awards (including any applicable performance targets). Equitable substitutions or adjustments other than those listed above may also be made as determined by the plan administrator. In addition, the plan administrator may terminate all outstanding awards for the payment of cash or in-kind consideration having an aggregate fair market value equal to the excess of the fair market value of the shares of our Class A common stock, cash or other property covered by such awards over the aggregate exercise price, if any, of such awards, but if the exercise price of any outstanding award is equal to or greater than the fair market value of the shares of our Class A common stock, cash or other property covered by such award, the plan administrator may cancel the award without the payment of any consideration to the participant. With respect to awards subject to foreign laws, adjustments will be made in compliance with applicable requirements. Except to the extent determined by the plan administrator, adjustments to incentive stock options will be made only to the extent not constituting a “modification” within the meaning of Section 424(h)(3) of the Code.

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Change in Control. The 2022 Plan provides that, unless otherwise determined by the plan administrator and evidenced in an award agreement, if a “change in control” (as defined below) occurs and a participant is employed by us or any of our affiliates immediately prior to the consummation of the change in control, then the plan administrator, in its sole and absolute discretion, may (i) provide that any unvested or unexercisable portion of an award carrying a right to exercise will become fully vested and exercisable; and (ii) cause the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to any award granted under the 2022 Plan to lapse, and the awards will be deemed fully vested and any performance conditions imposed with respect to such awards will be deemed to be fully achieved at target performance levels. The plan administrator shall have discretion in connection with such change in control to provide that all outstanding and unexercised options and SARs shall expire upon the consummation of such change in control.

For purposes of the 2022 Plan, a “change in control” means, in summary, the first to occur of the following events: (i) a person or entity becomes the beneficial owner of more than 50% of our voting power; (ii) an unapproved change in the majority membership of our board of directors; (iii) a merger or consolidation of us or any of our subsidiaries, other than (A) a merger or consolidation that results in our voting securities continuing to represent 50% or more of the combined voting power of the surviving entity or its parent and our board of directors immediately prior to the merger or consolidation continuing to represent at least a majority of the board of directors of the surviving entity or its parent or (B) a merger or consolidation effected to implement a recapitalization in which no person is or becomes the beneficial owner of our voting securities representing more than 50% of our combined voting power; or (iv) stockholder approval of a plan of our complete liquidation or dissolution or the consummation of an agreement for the sale or disposition of substantially all of our assets, other than (A) a sale or disposition to an entity, more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of us immediately prior to such sale or (B) a sale or disposition to an entity controlled by our board of directors. However, a change in control will not be deemed to have occurred as a result of any transaction or series of integrated transactions following which our stockholders, immediately prior thereto, hold immediately afterward the same proportionate equity interests in the entity that owns all or substantially all of our assets.

Tax Withholding

Each participant will be required to make arrangements satisfactory to the plan administrator regarding payment of up to the maximum statutory tax rates in the participant’s applicable jurisdiction with respect to any award granted under the 2022 Plan, as determined by us. We have the right, to the extent permitted by applicable law, to deduct any such taxes from any payment of any kind otherwise due to the participant. With the approval of the plan administrator, the participant may satisfy the foregoing requirement by either electing to have us withhold from delivery of shares of Class A common stock, cash or other property, as applicable, or by delivering already owned unrestricted shares of Class A common stock, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations. We may also use any other method of obtaining the necessary payment or proceeds, as permitted by applicable law, to satisfy our withholding obligation with respect to any award.

Amendment and Termination of the 2022 Plan

The 2022 Plan provides our board of directors with authority to amend, alter or terminate the 2022 Plan, but no such action may impair the rights of any participant with respect to outstanding awards without the participant’s consent. The plan administrator may amend an award, prospectively or retroactively, but no such amendment may materially impair the rights of any participant without the participant’s consent. Stockholder approval of any such action will be obtained if required to comply with applicable law. The 2022 Plan will terminate on the tenth anniversary of the effective date of the 2022 Plan (although awards granted before that time will remain outstanding in accordance with their terms).

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Clawback

If we are required to prepare a financial restatement due to material non-compliance with any financial reporting requirement, then the plan administrator may require any Section 16 officer to repay or forfeit to us that part of the cash or equity incentive compensation received by that Section 16 officer during the preceding three years that the plan administrator determines was in excess of the amount that such Section 16 officer would have received had such cash or equity incentive compensation been calculated based on the financial results reported in the restated financial statement. The plan administrator may take into account any factors it deems reasonable in determining whether to seek recoupment of previously paid cash or equity incentive compensation and how much of such compensation to recoup from each Section 16 officer (which need not be the same amount or proportion for each Section 16 officer). The amount and form of the incentive compensation to be recouped shall be determined by the plan administrator in its sole and absolute discretion

U.S. Federal Income Tax Consequences

The following is a summary of certain United States federal income tax consequences of awards under the 2022 Plan. It does not purport to be a complete description of all applicable rules, and those rules (including those summarized here) are subject to change.

Non-Qualified Stock Options

A participant who has been granted a non-qualified stock option will not recognize taxable income upon the grant of a non-qualified stock option. Rather, at the time of exercise of such non-qualified stock option, the participant will recognize ordinary income for income tax purposes in an amount equal to the excess of the fair market value of the shares of Class A common stock purchased over the exercise price. We generally will be entitled to a tax deduction at such time and in the same amount that the participant recognizes ordinary income. If shares of Class A common stock acquired upon exercise of a non-qualified stock option are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of such exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the participant) depending upon the length of time such shares were held by the participant.

Incentive Stock Options

In general, no taxable income is realized by a participant upon the grant of an incentive stock option (“ISO”). If shares of Class A common stock are purchased by a participant, or option shares, pursuant to the exercise of an ISO granted under the 2022 Plan and the participant does not dispose of the option shares within the two-year period after the date of grant or within one year after the receipt of such option shares by the participant, such disposition a disqualifying disposition, then, generally (1) the participant will not realize ordinary income upon exercise and (2) upon sale of such option shares, any amount realized in excess of the exercise price paid for the option shares will be taxed to such participant as capital gain (or loss). The amount by which the fair market value of the Class A common stock on the exercise date of an ISO exceeds the purchase price generally will constitute an item which increases the participant’s “alternative minimum taxable income.” If option shares acquired upon the exercise of an ISO are disposed of in a disqualifying disposition, the participant generally would include in ordinary income in the year of disposition an amount equal to the excess of the fair market value of the option shares at the time of exercise (or, if less, the amount realized on the disposition of the option shares), over the exercise price paid for the option shares. Subject to certain exceptions, an option generally will not be treated as an ISO if it is exercised more than three months following termination of employment. If an ISO is exercised at a time when it no longer qualifies as an ISO, such option will be treated as a nonqualified stock option as discussed above. In general, we will receive an income tax deduction at the same time and in the same amount as the participant recognizes ordinary income.

Stock Appreciation Rights

A participant who is granted a SAR generally will not recognize ordinary income upon receipt of the SAR. Rather, at the time of exercise of such SAR, the participant will recognize ordinary income for income tax purposes in an amount equal to the value of any cash received and the fair market value on the date of exercise of any shares of Class A common stock received. We generally will be entitled to a tax deduction at such time and in the same amount, if any, that the participant recognizes as ordinary income. The participant’s tax basis in any shares of Class A common stock received upon exercise of a SAR will be the fair market value of the shares of Class A common stock on the date of exercise, and if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the participant) depending upon the length of time such shares were held by the participant.

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Restricted Stock

A participant generally will not be taxed upon the grant of restricted stock, but rather will recognize ordinary income in an amount equal to the fair market value of the shares of Class A common stock at the earlier of the time the shares become transferable or are no longer subject to a substantial risk of forfeiture (within the meaning of the Code). We generally will be entitled to a deduction at the time when, and in the amount that, the participant recognizes ordinary income on account of the lapse of the restrictions. A participant’s tax basis in the shares of Class A common stock will equal their fair market value at the time the restrictions lapse, and the participant’s holding period for capital gains purposes will begin at that time. Any cash dividends paid on the shares of Class A common stock before the restrictions lapse will be taxable to the participant as additional compensation and not as dividend income, unless the individual has made an election under Section 83(b) of the Code. Under Section 83(b) of the Code, a participant may elect to recognize ordinary income at the time the restricted shares are awarded in an amount equal to their fair market value at that time, notwithstanding the fact that such stock is subject to restrictions or transfer and a substantial risk of forfeiture. If such an election is made, no additional taxable income will be recognized by such participant at the time the restrictions lapse, the participant will have a tax basis in the shares of Class A common stock equal to their fair market value on the date of their award, and the participant’s holding period for capital gains purposes will begin at that time. We generally will be entitled to a tax deduction at the time when, and to the extent that, ordinary income is recognized by such participant.

Restricted Stock Units

In general, the grant of RSUs will not result in income for the participant or in a tax deduction for us. Upon the settlement of such an award in cash or shares of Class A common stock, the participant will recognize ordinary income equal to the aggregate value of the payment received, and we generally will be entitled to a tax deduction at the same time and in the same amount.

Other Awards

With respect to other stock-based awards, generally when the participant receives payment in respect of the award, the amount of cash and/or the fair market value of any Class A shares of common stock or other property received will be ordinary income to the participant, and we generally will be entitled to a tax deduction at the same time and in the same amount.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following includes a summary of transactions during our year ended December 31, 2021 and the period from November 20, 2020 (inception) through December 31, 2020 to which we have been a party, including transactions in which the amount involved in the transaction exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described elsewhere in this prospectus. We are not otherwise a party to a current related party transaction, and no transaction is currently proposed, in which the amount of the transaction exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years and in which a related person had or will have a direct or indirect material interest.

During the year ended December 31, 2021 and the period from November 20, 2020 (Inception) through December 31, 2020, our operations were primarily financed by short term advances from Sahasra Technologies Corp., doing business as STLogics, which is an entity beneficially owned by Priya Prasad, our Chief Operating Officer and STL Holdings Corp. Sandeep Allam, our Chairman and President, Feroz Syed and HariKrishna Allam, the husband of Priya Prasad, our Chief Operating Officer, are principal stockholders of STL Holding Corp. On various dates from December 30, 2020 through December 15, 2021, Sahasra Technologies Corp. made short term, non-interest bearing advances due upon demand to our Company, of which an aggregate $742,200 and $3,000 was loaned during the year ended December 31, 2021 and the period from November 20, 2020 (inception) through December 31, 2020, respectively. As of December 31, 2021 and 2020, we owed a total of $194,200 and $3,000 to Sahasra Technologies Corp., all of which was repaid in between February 1, 2022 and April 4, 2022.

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During the year ended December 31, 2021, we awarded a bonus of $35,000 to STHolding Corp., an entity partially owned by Sandeep Allam. Feroz Syed and HariKrishna Allam. The bonus was paid on January 6, 2022 and included in accounts payable, related parties at December 31, 2021.

We lease our current corporate headquarters under a three-year lease from STVentures, LLC (“STVentures”). Sandeep Allam, Feroz Syed and HariKrishna Allam are members of STVentures. The lease commenced on July 21, 2021, and provided for a base monthly rent of $5,332 over the three-year term of the lease, which was subsequently amended to $10,711, on May 1, 2022. A total of $31,992 was included in selling, general and administrative expenses for the year ended December 31, 2021, and a total of $5,950 was outstanding, as presented within accounts payable, related parties at December 31, 2021.

We incurred a total of $31,168 of services from Radcube, LLC for outsourced IT services. Sandeep Allam, Feroz Syed and Priya Prasad are members of Radcube, LLC. The unpaid balance of $29,668 was outstanding at December 31, 2021.

Indemnification Agreements

In connection with this offering, we will enter into indemnification agreements with each of our directors and executive officers. These indemnification agreements will provide the directors and executive officers with contractual rights to indemnification and expense advancement that are, in some cases, broader than the specific indemnification provisions contained under Delaware law.

Related Person Transaction Policy

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. We expect to adopt a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements, or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director, or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our code of business conduct and ethics, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

●	the risks, costs and benefits to us;

●	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

●	the availability of other sources for comparable services or products; and

●	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

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The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our Class A common stock as of December 1, 2022 by:

●	each of our named executive officers;

●	each of our directors and director nominees;

●	all of our current and proposed directors and named executive officers as a group; and

●	each stockholder known by us to own beneficially more than five percent of our Class A common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of Class A common stock that may be acquired by an individual or group within 60 days of December 1, 2022, pursuant to the exercise of options or warrants or conversion of Class B common stock, preferred stock or convertible debt, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 4,282,500 and 1,000,000 shares of Class A common stock and Class B common stock issued and outstanding, respectively, as of December 1, 2022 and                and                 shares of Class A common stock and Class B common stock, issued and outstanding, respectively, after the completion of this offering.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of Class A common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. Unless otherwise indicated, the address for each director and executive officer listed is: c/o Syra Health Corp., 1119 Keystone Way N. #201, Carmel, IN 46032.

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	Shares of Common Stock Beneficially Owned Prior to Offering					% of Total Voting Power	Shares of Common Stock Beneficially Owned After Offering			% of Total Voting Power
Name of	Class A			Class B		Before	Class A		Class B	After
Beneficial Owner	Shares		%	Shares (1)%		Offering (2)	Shares	%	Shares (1)%	Offering (2)
Directors and Executive Officer:
Deepika Vuppalanchi	-		-	300,000	30.00%	23.82%
Sandeep Allam	-		-	280,000	28.00%	22.23%
Priya Prasad	-		-	210,000	21.00%	16.67%
Sherron Rogers	-		-	-	-	-
Andrew M. Dahlem	-		-	-	-	-
Vijayapal R. Reddy	-		-	-	-	-
Ketan Paranjape	-		-	-	-	-
Avutu Reddy	-		-	-	-	-
Directors and Executive Officers as a group (8 persons)	-		-	790,000	79.00%	62.72%
5% or Greater Stockholders:
AOS Holdings, LLC(3)	1,400,000		32.69%	-	-	6.74%
Laura Jensen (4)	512,500		11.97%	-	-	2.47%
Kerry P. Kennedy (5)	465,000	(5)	10.86%	-	-	2.24%
Falcon 999, Inc. (6)	300,000		7.01%	-	-	1.44%
James Amira (7)	225,000		5.25%	-	-	1.08%
Feroz Syed (8)	-		-	210,000	21.00%	16.67%
Mike McAleer (9)	350,000	(6)	8.17%	-	-	1.68%

* Indicates beneficial ownership of less than 1%.

(1) Each outstanding share of Class B common stock is convertible into 10 shares of Class A common stock.

(2) Percentage of total voting power represents voting power with respect to all of our Class A and Class B common stock, as a single class. Holders of our Class A common stock are entitled to one vote per share, whereas holders of our Class B common stock are entitled to 16.5 votes per share. For more information about the voting rights of our Class A common stock and Class B common stock, see “Description of Capital Stock.”

(3) Denis Suggs is the Chief Executive Officer of AOS Holdings, LLC and in such capacity has the right to vote and dispose of the securities held by such entity. The address of AOS Holdings, LLC is 4310 Guion Road Indianapolis, Indiana 46254.

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(4) The address for Laura Jensen is _________.

(5) Kerry P. Kennedy is the Chief Executive Officer of Falcon 999, Inc. and in such capacity has the right to vote and dispose of the securities held by such entity. The address of Falcon 999, Inc. is 4760 Brittany Dr. South, Suite 120, St. Petersburg, FL 33715.

(6) Represents (i) 165,000 shares of Class A common stock held by Kerry P. Kennedy and (ii) 300,000 shares of Class A common stock held by Falcon 999, Inc.

(7) The address for James Amira is 201 S. Biscayne Blvd., Suite 2864, Miami, FL 33131.

(8) The address for Feroz Syed is 1119 Keystone Way, N. Carmel, IN 46032.

(9) Represents (i) 150,000 shares of Class A common stock held by Mike McAleer and (ii) 200,000 shares of Class A common stock held by Southport Wealth Management, Inc. Mike E. McAleer is a director of Southport Wealth Management, Inc. and in such capacity has the right to vote and dispose of the securities held by such entity. The address of Southport Wealth Management, Inc. is 2608 Point Grey Road, Vancouver, BC, V6K 1A5, Canada.

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of 106,000,000 shares, consisting of 100,000,000 shares of Class A common stock, par value $0.001 per share, 5,000,000 shares of Class B common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share.

As of December 1, 2022, there were 4,282,500 shares of Class A common stock, 1,000,000 shares of Class B common stock and no shares of preferred stock issued and outstanding.

The following description of our capital stock and provisions of our Certificate of Incorporation and Bylaws to be effective upon the completion of this offering is only a summary. You should also refer to our Certificate of Incorporation and Bylaws to be effective upon the completion of this offering, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock and Class B Common Stock

We have authorized Class A common stock and Class B common stock.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our Class A common stock and Class B common stock are entitled to share equally, identically, and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by us if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.

Voting Rights

Holders of our Class A common stock are entitled to one vote for each share and holders of our Class B common stock are entitled to 16.5 votes per share, on all matters submitted to a vote of stockholders. The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our Certificate of Incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class if (i) we were to seek to amend our Certificate of Incorporation to increase or decrease the aggregate number of authorized shares of such class or to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; or (ii) we were to seek to amend our Certificate of Incorporation in a manner that alters or changes the powers, preferences or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

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Our Certificate of Incorporation does not provide for cumulative voting for the election of directors.

See the section titled “Risk Factors— Risks Related to this Offering and Our Class A Common Stock — The dual-class structure of our common stock as contained in our Amended and Restated Certificate of Incorporation (as amended, “Certificate of Incorporation”), has the effect of concentrating voting control with those stockholders who held our Class B common stock prior to this offering. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring stockholder approval, and that may adversely affect the trading price of our Class A common stock.

Conversion

Each outstanding share of Class B common stock will be convertible at any time at the option of the holder into 10 shares of Class A common stock. In addition, each share of Class B common stock will convert automatically into 10 shares of Class A common stock upon any transfer, whether or not for value, except for certain permitted transfers described in our Certificate of Incorporation, including, but not limited to, trusts for the benefit of the stockholder, and partnerships, corporations and other entities owned by the stockholder.

Subdivisions and Combinations

If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other classes will be subdivided or combined in the same manner.

No Preemptive or Similar Rights

Our Class A common stock and Class B common stock are not entitled to preemptive rights and are not subject to conversion, redemption or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock described above.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and Class B common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

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Fully Paid and Non-Assessable

All of the outstanding shares of our Class A common stock Class B common stock are, and the shares of our Class A common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

Our board of directors have the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional, or special rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our board of directors, without stockholder approval, will be able to issue convertible preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our Class A common stock and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any shares of preferred stock following this offering.

Options

Our 2022 Plan provides for us to sell or issue shares restricted shares of Class A common stock, or to grant incentive stock options or nonqualified stock options, stock appreciation rights and restricted stock unit awards for the purchase of shares of Class A common stock, to employees, members of the board of directors and consultants. As of December 1, 2022, options to purchase 39,000 shares of Class A common stock were outstanding. For additional information regarding the terms of the 2022 Plan, see “Executive and Director Compensation - 2022 Omnibus Equity Incentive Plan.”

Exclusive Forum

Our Certificate of Incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware is the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our Company to us or our stockholders, (iii) any action asserting a claim against us, our directors, officers or employees arising pursuant to any provision of the General Corporation Law of the State of Delaware or our Certificate of Incorporation or our Bylaws to be effective upon completion of this offering, or (iv) any action asserting a claim against us, our directors, officers, employees or agents governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction; provided, that the foregoing provisions shall not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock are deemed to have notice of and consented to this provision.

Anti-Takeover Effects of Delaware law and Our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our Certificate of Incorporation and our Bylaws to be adopted upon the closing of this offering, described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

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Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholder, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge, or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Board of Directors Vacancies

Our Certificate of Incorporation and Bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution of the majority of the incumbent directors.

Stockholder Action; Special Meeting of Stockholders

Our Bylaws provide that our stockholders may not take action by written consent. Our Certificate of Incorporation further provide that special meetings of our stockholders may be called by a majority of the board of directors, the Chief Executive Officer, or the Chairman of the board of directors.

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Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be delivered to the secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which a public announcement of the date of such meeting is first made by us. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval and may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. If we issue such shares without stockholder approval and in violation of limitations imposed by The Nasdaq Capital Market or any stock exchange on which our stock may then be trading, our stock could be delisted.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Pacific Stock Transfer whose address is 6725 Via Austi Pkwy, Suite 300, Las Vegas, Nevada 89119.

Stock Market Listing

We have applied to have our shares of Class A common stock listed for trading on The Nasdaq Capital Market under the symbol “SYRA.” No assurance can be given that such listing will be approved.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock, and a liquid trading market for our Class A common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our Class A common stock in the public market, or the anticipation of these sales, could materially and adversely affect market prices prevailing from time to time, and could impair our ability to raise capital through sales of equity or equity-related securities.

Only a limited number of shares of our Class A common stock will be available for sale in the public market for a period of several months after completion of this offering due to contractual and legal restrictions on resale described below. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could materially and adversely affect the prevailing market price of our Class A common stock. Although we have applied to list our Class A common stock on The Nasdaq Capital Market, we cannot assure you that there will be an active market for our Class A common stock.

Of the shares to be outstanding immediately after the completion of this offering, we expect that the shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares of our common stock outstanding after this offering will be subject to a 180-day lock-up period under the lock-up agreements as described below. These restricted securities may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

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Rule 144

Affiliate Resales of Restricted Securities

Affiliates of ours must generally comply with Rule 144 if they wish to sell any shares of our common stock in the public market, whether or not those shares are “restricted securities.” “Restricted securities” are any securities acquired from us or one of our affiliates in a transaction not involving a public offering. All shares of our common stock issued prior to the closing of the offering made hereby, are considered to be restricted securities. The shares of our common stock sold in this offering are not considered to be restricted securities.

Non-Affiliate Resales of Restricted Securities

Any person or entity who is not an affiliate of ours and who has not been an affiliate of ours at any time during the three months preceding a sale is only required to comply with Rule 144 in connection with sales of restricted shares of our Class A common stock. Subject to the lock-up agreements described below, those persons may sell shares of our Class A common stock that they have beneficially owned for at least one year without any restrictions under Rule 144 immediately following the effective date of the registration statement of which this prospectus is a part.

Further, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time such person sells shares of our Class A common stock, and has not been an affiliate of ours at any time during the three months preceding such sale, and who has beneficially owned such shares of our Class A common stock, as applicable, for at least six months but less than a year, is entitled to sell such shares so long as there is adequate current public information, as defined in Rule 144, available about us.

Resales of restricted shares of our Class A common stock by non-affiliates are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144, described above.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our Class A common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144.

Rule 701 also permits affiliates of ours to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701 and until expiration of the 180-day lock-up period described below.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our Class A common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. No ruling on the U.S. federal, state, or local tax considerations relevant to our operations or to the purchase, ownership, or disposition of our shares, has been requested from the IRS or other tax authority. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

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This summary also does not address the tax considerations arising under the laws of any non-U.S., state, or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies or other financial institutions, regulated investment companies or real estate investment trusts;

●	persons subject to the alternative minimum tax or Medicare contribution tax on net investment income;

●	tax-exempt organizations or governmental organizations;

●	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

●	brokers or dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

●	U.S. expatriates and certain former citizens or long-term residents of the U.S.;

●	partnerships or entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

●	persons who hold our Class A common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

●	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

●	persons who do not hold our Class A common stock as a capital asset within the meaning of Section 1221 of the Code; or

●	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our Class A common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, a non-U.S. holder (other than a partnership) is any holder other than:

●	an individual citizen or resident of the U.S. (for U.S. federal income tax purposes);

●	a corporation or other entity taxable as a corporation created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, or other entity treated as such for U.S. federal income tax purposes;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust (x) whose administration is subject to the primary supervision of a U.S. court, and which has one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

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In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our Class A common stock, and partners in such partnerships, should consult their tax advisors.

Distributions

As described in “Dividend Policy,” we have never declared or paid cash dividends on our Class A common stock and do not anticipate paying any dividends on our Class A common stock in the foreseeable future. However, if we do make distributions on our Class A common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a non taxable return of capital and will first reduce a non-U.S. holder’s basis in our Class A common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Class A Common Stock.”

Subject to the discussion below on effectively connected income, backup withholding and foreign accounts, any dividend paid to a non-U.S. holder generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or at such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide us (or the applicable withholding agent) with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our Class A common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by a non-U.S. holder that are effectively connected with a non-U.S. holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.) are generally exempt from such withholding tax. In order to obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, dividends received by a non-U.S. holder that is a corporation that are effectively connected with such non-U.S. holder’s conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their own tax advisors regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Class A Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a non-U.S. holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

●	the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.);

●	the non-U.S. holder is a non-resident alien individual who is present in the U.S. for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

●	our Class A common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation,” (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period preceding the non-U.S. holder’s disposition of our Class A common stock, or (ii) the non-U.S. holder’s holding period for our Class A common stock.

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Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, a non-U.S. holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of shares of our Class A common stock by reason of our status as a USRPHC so long as (i) our Class A common stock is regularly traded on an established securities market during the calendar year in which such sale, exchange or other tax disposition of shares of our Class A common stock occurs and (ii) such non-U.S. holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our Class A common stock at any time during the relevant period.

Non-U.S. holders described in the first bullet above will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holder described in the second bullet above will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may generally be offset by U.S. source capital losses for the year (provided such non-U.S. holders have timely filed U.S. federal income tax returns with respect to such losses). Non-U.S. holders should consult their own tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Class A common stock.

Federal Estate Tax

Our Class A common stock beneficially owned by an individual who is not a citizen or resident of the U.S. (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise. The test for whether an individual is a resident of the U.S. for U.S. federal estate tax purposes differs from the test used for U.S. federal income tax purposes. Some individuals, therefore, may be non-U.S. holders for U.S. federal income tax purposes, but not for U.S. federal estate tax purposes, and vice versa.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to non-U.S. holders, their names and addresses and the amount of tax withheld, if any. A similar report will be sent to non-U.S. holders. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in a non-U.S. holder’s country of residence.

Payments of dividends or of proceeds on the disposition of stock made to non-U.S. holders may be subject to information reporting and backup withholding at a current rate of 28% unless such non-U.S. holders establish an exemption, for example, by properly certifying their non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

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Foreign Account Tax Compliance

The Foreign Account Tax Compliance Act (“FATCA”) imposes withholding tax at a rate of 30% on dividends on and gross proceeds from the sale or other disposition of our Class A common stock paid to “foreign financial institutions” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and gross proceeds from the sale or other disposition of our Class A common stock paid to a “non-financial foreign entity” (as specially defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding provisions under FATCA generally apply to dividends on our Class A common stock, and under current transition rules, are expected to apply with respect to the gross proceeds from the sale or other disposition of our Class A common stock on or after January 1, 2019. An intergovernmental agreement between the U.S. and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our Class A common stock.

Each prospective investor should consult its tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our Class A common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Under the terms and subject to the conditions of an underwriting agreement, the underwriters named below, for whom Kingswood Capital Markets, division of Kingswood Capital Partners, LLC, is acting as the representative, lead managing underwriter, book-runner and investment banker, have severally agreed to purchase, and we have agreed to sell to them, the number of our Class A common stock at the initial public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this prospectus and as indicated below:

Underwriters	Number of Shares
Kingswood Capital Markets, division of Kingswood Capital Partners, LLC

Total

The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

We have granted to the underwriters an option, exercisable for 45 days after the closing of the offering, to purchase up to              additional shares of Class A common stock at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of Class A common stock listed next to the names of all underwriters in the preceding table.

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The underwriters will offer the shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $       per share. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

Discount, Commissions and Expenses

The underwriting discounts and commissions are equal to 7.5% of the initial public offering price set forth on the cover of this prospectus.

The following table shows the per share and total initial public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to                additional shares of Class A common stock.

	Per Share	Total Without Exercise of Over-allotment Option	Total With Full Exercise of Over-allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions (7.5%)	$	$	$
Proceeds, before expenses, to us	$	$	$

We will also pay to the representative, by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to 1% of the gross proceeds received by us from the sale of our Class A common stock.

We paid an advance (the “Advance”) expense deposit of $       to the representative for the representative’s anticipated out-of-pocket expenses. Any expense deposits will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We have agreed to reimburse the representative’s accountable expenses of the offering, up to $160,000 (inclusive of the Advance), including, but not limited to: (i) the legal and due diligence fees and expenses incurred by the representative; (ii) the reasonable cost for road show meetings and preparation of the roadshow presentation; and (iii) all reasonable travel and lodging expenses incurred by the representative in connection with the roadshow.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and commissions and non-accountable expense allowance, will be approximately $     , including a maximum aggregate reimbursement of $160,000 of representative’s accountable expenses.

Representative’s Warrants

In addition to the foregoing, we have agreed to issue to the representative of the underwriters warrants to purchase such number of shares of our Class A common stock equal to 10% of the total number of Class A common stock sold in this offering (including any Class A common stock sold pursuant to the exercise of the over-allotment option). Such warrants shall have an exercise price equal to 120% of the offering price of the Class A common stock sold in this offering. The representative’s warrants may be exercised in cash or on a cashless basis, will be exercisable for five years from the commencement of sales of this offering and will terminate on the fifth anniversary of the commencement of sales. The representative’s warrants shall not be redeemable. Furthermore, the representative’s warrants and the underlying shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110. In accordance with FINRA Rule 5110(e)(1), and except as otherwise permitted by FINRA rules, neither the representative’s warrants nor any of our shares issued upon exercise of the representative’s warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities for a period of 180 days immediately following the commencement of sales of this offering. In addition, although the representative’s warrants and the underlying shares of Class A common stock will be registered by the registration statement of which this prospectus forms a part, we have also agreed that the warrants will provide for registration rights in certain cases. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the representative’s warrants. The unlimited piggyback registration right provided will not be greater than five years from the effective date of the offering in compliance with FINRA Rule 5110(g)(8).

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We will bear all fees and expenses attendant to registering the shares of Class A common stock issuable upon exercise of the warrants. The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances, in accordance with FINRA Rule 5110(g)(8).

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We, our officers, directors and holders of 5% or more of the outstanding securities (except for the seller stockholders named in the Selling Stockholder Prospectus) have agreed, subject to certain exceptions, to a six month “lock-up” period from the closing date of this offering with respect to the shares of Class A and Class B common stock that they beneficially own. This means that, for a period of six months following the closing date of this offering, we and such persons may not offer, issue, sell, contract to sell, encumber pledge or otherwise dispose of such securities without the prior written consent of the representative.

Right of First Refusal

Upon the commencement of sales of securities in this offering, and for a period of 24 months thereafter, we and our subsidiaries, will grant the representative a right of first refusal to act as lead manager or bookrunner, or lead placement agent with respect to any public or private sale of our equity or debt securities or of our subsidiaries.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price of the shares has been negotiated between us and the underwriters. Among the factors considered in determining the initial public offering price of the shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of Class A common stock to selling group members for sale to their online brokerage account holders. The shares of Class A common stock to be sold pursuant to Internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

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Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Class A common stock in this offering because such underwriter repurchases those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Class A common stock in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Class A common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on The Nasdaq Capital Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Class A common stock on The Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

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Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Nasdaq Listing

We have applied to have our Class A common stock listed on The Nasdaq Capital Market under the symbol “SYRA.” We cannot guarantee that we will be successful in listing our Class A common stock on The Nasdaq Capital Market; however, we will not complete this offering unless we are so listed.

LEGAL MATTERS

The validity of the issuance of the Class A common stock offered by us in this offering will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, New York, New York. Ellenoff Grossman & Schole LLP, New York, New York has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The financial statements of Syra Health Corp. as of December 31, 2021 and 2020 and  the year ended December 31, 2021 and for the period from November 20, 2020 (inception) through December 31, 2020 included in this Registration Statement, of which this prospectus forms a part, have been so included in reliance on the report of Friedman LLP, an independent registered public accounting firm (the report on the financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern) appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our Class A common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

You may read and copy all or any portion of the registration statement without charge at the public reference room of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of the registration statement may be obtained from the Securities and Exchange Commission at prescribed rates from the public reference room of the Securities and Exchange Commission at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. In addition, registration statements and certain other filings made with the Securities and Exchange Commission electronically are publicly available through the Securities and Exchange Commission’s website at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the Securities and Exchange Commission.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, will be required to file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the Securities and Exchange Commission. You will be able to inspect and copy such periodic reports, proxy statements and other information at the Securities and Exchange Commission’s public reference room, and the website of the Securities and Exchange Commission referred to above.

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SYRA HEALTH CORP

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Syra Health Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Syra Health Corp. (the “Company”) as of December 31, 2021 and 2020 and the related statements of operations, stockholders’ equity (deficit), and cash flows for the year ended December 31, 2021 and for the period from November 20, 2020 (date of inception) through December 31, 2020 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for the for the year ended December 31, 2021 and for the period from November 20, 2020 (date of inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has an accumulated deficit of approximately $115,000, and recurring losses since inception, which raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2022.

Marlton, New Jersey

November 2, 2022, except for Note 1, as to which the date is December 14, 2022

F-2

SYRA HEALTH CORP.

BALANCE SHEETS

	December 31,	December 31,
	2021	2020
ASSETS

Current assets:
Cash	$100,012	$3,000
Accounts receivable	154,408	-
Other receivables	21,504	-
Total current assets	275,924	3,000

Property and equipment, net	6,082	-

Right-of-use asset	148,664	-

Total assets	$430,670	$3,000

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	$40,112	$-
Accounts payable, related parties	85,618	-
Accrued expenses	75,442	4,167
Advances from related party	194,200	3,000
Current portion of operating lease liability, related party	56,920	-
Total current liabilities	452,292	7,167

Operating lease liability, related party	91,744	-

Total liabilities	544,036	7,167

Commitments and contingencies

Stockholders’ deficit:
Preferred stock, $0.001 par value, 1,000,000 shares authorized, no shares designated, issued and outstanding	-	-
Class A common stock, $0.001 par value, 100,000,000 shares authorized, no shares issued and outstanding	-	-
Convertible class B common stock, $0.001 par value, 5,000,000 shares authorized, 1,000,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	300	-
Accumulated deficit	(114,666)	(5,167)
Total stockholders’ deficit	(113,366)	(4,167)

Total liabilities and stockholders’ deficit	$430,670	$3,000

The accompanying notes are an integral part of these financial statements.

F-3

SYRA HEALTH CORP.

STATEMENTS OF OPERATIONS

		For the Period from
	For the Year	November 20, 2020
	Ended	(Inception) through
	December 31,	December 31,
	2021	2020

Net revenues:
Clinical staffing services	$1,142,574	$-
Medical communication services	164,563	-
Net revenues	1,307,137	-
Cost of services	981,234	-
Gross profit	325,903	-

Operating expenses:
Salaries and benefits	257,306	4,267
Professional services	94,964	-
Selling, general and administrative expenses	82,925	-
Depreciation	207	-
Total operating expenses	435,402	4,267

Net loss	$(109,499)	$(4,267)

Weighted average common shares outstanding - basic and diluted	1,000,000	1,000,000
Net loss per common share - basic and diluted	$(0.11)	$(0.00)

The accompanying notes are an integral part of these financial statements.

F-4

SYRA HEALTH CORP.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

			Class A		Convertible Class B		Additional		Total
	Preferred Stock		Common Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

Balance, November 20, 2020 (Inception)	-	$-	-	$-	-	$-	$-	$-	$-

Founders’ shares of common stock issued for services	-	-	-	-	1,000,000	1,000	-	(900)	100

Net loss	-	-	-	-	-	-	-	(4,267)	(4,267)

Balance, December 31, 2020	-	$-	-	$-	1,000,000	$1,000	$-	$(5,167)	$(4,167)

Contributed capital	-	-	-	-	-	-	300	-	300

Net loss	-	-	-	-	-	-	-	(109,499)	(109,499)

Balance, December 31, 2021	-	$-	-	$-	1,000,000	$1,000	$300	$(114,666)	$(113,366)

The accompanying notes are an integral part of these financial statements.

F-5

SYRA HEALTH CORP.

STATEMENTS OF CASH FLOWS

		For the Period from
	For the Year	November 20, 2020
	Ended	(Inception) through
	December 31,	December 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(109,499)	$(4,267)
Adjustments to reconcile net loss to net cash used in operating activities:
Right-of-use asset	27,259	-
Depreciation	207	-
Common stock issued to founders for services	-	100
Decrease (increase) in assets:
Accounts receivable	(154,408)	-
Other receivables	(21,504)	-
Increase (decrease) in liabilities:
Accounts payable	40,112	-
Accounts payable, related parties	85,618	-
Accrued expenses	71,275	4,167
Operating lease liability	(27,259)	-
Net cash used in operating activities	(88,199)	-

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(6,289)	-
Net cash used in investing activities	(6,289)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Advances received from related party	742,200	3,000
Repayments on advances from related party	(551,000)	-
Proceeds received from capital contributions	300	-
Net cash provided by financing activities	191,500	3,000

NET CHANGE IN CASH AND CASH EQUIVALENTS	97,012	3,000
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,000	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$100,012	$3,000

SUPPLEMENTAL INFORMATION:
Interest paid	$-	$-
Income taxes paid	$-	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Initial recognition of right-of-use asset and lease liability	$175,923	$-

The accompanying notes are an integral part of these financial statements.

F-6

SYRA HEALTH CORP.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Nature of Business and Significant Accounting Policies

Nature of Business

Syra Health Corp. (“Syra” or the “Company”) was incorporated in the state of Indiana on November 20, 2020 to provide workforce staffing solutions, health education and clinical research consulting services to mental health hospitals and organizations, including government agencies, integrated health networks, managed care entities and pharmaceutical manufacturers. On March 11, 2022, the Company redomiciled to Delaware. The Company’s corporate office is located in Carmel, Indiana.

In 2022, the Company’s board of directors approved a recapitalization of the Company’s equity, effected as of May 3, 2022, pursuant to which the 100,000 outstanding shares of common stock were exchanged for 1,000,000 shares of convertible Class B common stock, as retrospectively applied. Each share of Class B common stock is entitled to 16.5 votes and is convertible at any time into ten shares of Class A common stock.

During March of 2022, the Company raised $1 million of capital from the sale of 2,000,000 newly issued shares of Class A Common Stock at a share price of $0.50 in a private placement. On various dates between June and August of 2022, the Company also raised $1,322,500 of capital from the sale of 1,322,500 shares of Class A Common Stock at a share price of $1.00 in a private placement.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentrations of Credit Risk

The Company maintains cash in bank deposit accounts, the balances of which at times may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 under current regulations. The Company did not have any cash in excess of FDIC insured limits at December 31, 2021 and 2020, and has not experienced any losses in such accounts.

Fair Value of Financial Instruments

Accounting Standards Codification (“ASC”) 820 defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follows:

-	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
-	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
-	Level 3 inputs to valuation methodology are unobservable and significant to the fair measurement.

The carrying value of the Company’s financial assets and liabilities, such as cash, accounts receivable, accounts payable and accrued expenses are estimated by management to approximate fair value primarily due to the short-term nature of the instruments. The Company’s advances from related party approximates the fair value of such instruments based upon management’s best estimate of interest rates that would be available to the Company for similar financial arrangements at December 31, 2021 and 2020.

F-7

SYRA HEALTH CORP.

NOTES TO FINANCIAL STATEMENTS

Cash and Cash Equivalents

Cash equivalents include money market accounts which have maturities of three months or less. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates market value. There were no cash equivalents on hand at December 31, 2021 and 2020.

Accounts Receivable

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with customers and their current financial condition. The Company had no allowance for doubtful accounts at December 31, 2021 and 2020.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. The cost of office equipment is depreciated using the straight-line method based on a five-year life expectancy.

Repairs and maintenance expenditures are charged to operations as incurred. Major improvements and replacements, which extend the useful life of an asset, are capitalized and depreciated over the remaining estimated useful life of the asset. When assets are retired or sold, the cost and related accumulated depreciation are eliminated and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, “Impairment or Disposal of Long-Lived Assets”, all long-lived assets such as property and equipment held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

Leases

The Company accounts for its leases under ASC 842 - Leases. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of obligations under operating leases, and obligations under operating leases, non-current on the Company’s balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date, adjusted by the deferred rent liabilities at the adoption date. As the Company’s lease does not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. The Company’s terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term.

Segment Reporting

ASC Topic 280, “Segment Reporting,” requires annual and interim reporting for an enterprise’s operating segments and related disclosures about its products, services, geographic areas and major customers. An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and expenses, and about which separate financial information is regularly evaluated by the chief operating decision maker in deciding how to allocate resources. The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

F-8

SYRA HEALTH CORP.

NOTES TO FINANCIAL STATEMENTS

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services. To achieve this core principle, five basic criteria must be met before revenue can be recognized: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as the Company satisfies a performance obligation.

The Company accounts for revenues when both parties to the contract have approved the contract, the rights and obligations of the parties are identified, payment terms are identified, and collectability of consideration is probable. Payment terms vary by client and the services offered.

The Company has two main forms of revenue – clinical staffing revenue and medical communication revenue. The Company primarily provides clinical staffing services to state mental health agencies, and its medical communication revenue is primarily comprised of contracted data analysis and medical writing services to state agencies and universities. Clinical staffing and medical communication revenue are both accounted for as a single performance obligation satisfied over time because the customer simultaneously receives and consumes the benefits of the Company’s performance on an hourly or daily basis. The contracts stipulate bi-weekly or monthly billing, and the Company has elected the “as invoiced” practical expedient to recognize revenue based on the hours incurred at the contractual rate as the Company has the right to payment in an amount that corresponds directly with the value of performance completed to date. The medical communication contracts also contain certain additional performance obligations that contain single performance obligations that are satisfied when services are rendered. The Company may also be subject to penalties for violations of certain ethical standards and non-performance measures within these state contracts. The Company recognizes revenue net of estimated penalties. Revenue during the year ended December 31, 2021 was comprised of $1,142,574 of clinical staffing revenue and $164,563 of medical communication revenue. There were no revenues recognized during the period from November 20, 2020 (inception) through December 31, 2020.

Cost of Services

The cost of services includes the wages and the related payroll taxes, employee benefits and certain other employee-related costs of the Company’s contract service employees, while they work on contract assignments.

Significant Concentrations

The majority of accounts receivable and revenue contracts are between the Company and different divisions within the Indiana Family and Social Services Administration (“FSSA”). Most contracts require monthly payments as the projects progress. The Company generally does not require collateral or advance payments. For the year ended December 31, 2021, FSSA accounted for approximately 98% of revenues, which was derived through a combination of divisions within the State of Indiana, including the FSSA-NeuroDiagnostic Institute, representing $1,142,574 of our Clinical Staffing Services, and the FSSA-Division of Mental Health & Addiction, which commenced on September 3, 2021, representing $132,000 of our Medical Communication Services revenues and 86% of accounts receivable at December 31, 2021, as due from the combined divisions of the FSSA. Precision Value, LLC also accounted for approximately 11% of accounts receivable at December 31, 2021.

Stock-Based Compensation

The Company accounts for equity instruments issued to employees and non-employees in accordance with the provisions of ASC 718 Stock Compensation (“ASC 718”). All transactions in which the consideration provided in exchange for the purchase of goods or services consists of the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

F-9

SYRA HEALTH CORP.

NOTES TO FINANCIAL STATEMENTS

Basic and Diluted Loss Per Share

Basic earnings per share (“EPS”) are computed by dividing net income (the numerator) by the weighted average number of common shares outstanding for the period (the denominator). Weighted average shares for basic EPS are calculated based on weighted average Class B shares outstanding. Diluted EPS is computed by dividing net income by the weighted average number of common shares and potential common shares outstanding (if dilutive) during each period. Potential common shares include stock options, warrants, conversion of Class B shares and restricted stock. The number of potential common shares outstanding relating to stock options, warrants, conversion of Class B shares and restricted stock is computed using the treasury stock method. For the periods presented, potential dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share.

Income Taxes

The Company accounts for income taxes under the Financial Accounting Standards Board (“FASB”) ASC 740 Income Taxes (“ASC 740”), which requires use of the liability method. FASB ASC 740-10-25 provides that deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not, that such asset will not be recovered through future operations.

Uncertain Tax Positions

In accordance with ASC 740, the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be capable of withstanding examination by the taxing authorities based on the technical merits of the position. These standards prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. These standards also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Various taxing authorities may periodically audit the Company’s income tax returns. These audits include questions regarding the Company’s tax filing positions, including the timing and amount of deductions and the allocation of income to various tax jurisdictions. In evaluating the exposures connected with various tax filing positions, including state and local taxes, the Company records allowances for probable exposures. A number of years may elapse before a particular matter, for which an allowance has been established, is audited and fully resolved. The Company has not yet undergone an examination by any taxing authorities. The Company recognizes interest and penalties related to uncertain tax positions, if any, as an income tax expense.

The assessment of the Company’s tax position relies on the judgment of management to estimate the exposures associated with the Company’s various filing positions.

Recently Adopted Accounting Standards

From time to time, new accounting pronouncements are issued by the FASB that are adopted by the Company as of the specified effective date.

In June 2016, the FASB issued Accounting Standard Update (“ASU”) No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. For trade and other receivables, held-to-maturity debt securities, loans, and other instruments, entities will be required to use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowances for losses. The guidance also requires increased disclosures. The amendments contained in ASU 2016-13 were originally effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years for the Company. In November 2019, the FASB issued ASU No. 2019-10, which delayed the effective date of ASU 2016-13 for smaller reporting companies (as defined by the U.S. Securities and Exchange Commission rules (“SRC”)) to fiscal years beginning after December 15, 2022, including interim periods.

F-10

SYRA HEALTH CORP.

NOTES TO FINANCIAL STATEMENTS

Early adoption is permitted. The Company meets the definition of an SRC and is adopting the deferral period for ASU 2016-13. The guidance requires a modified retrospective transition approach through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the impact of the adoption of ASU 2016-13 on its financial statements but does not expect that the adoption of this standard will have a material impact on its financial statements.

In March 2022, the FASB issued ASU No. 2022-02, amendments related to Troubled Debt Restructurings (“TDRs”) for all entities after they adopt 2016-13 and amendments related to vintage disclosures that affect public business entities with investments in financing receivables, under Financial Instruments-Credit Losses (Topic 326). The amendments in the accounting guidance for TDRs by creditors eliminates the recognition and measurement guidance for TDRs in Subtopic 310-40. The effective dates for the amendments in this Update are the same as the effective dates in Update 2016-13. The amendments in this Update should be applied prospectively, except for the transition method related to the recognition and measurement of TDRs, an entity has the option to apply a modified retrospective transition method, resulting in a cumulative-effect adjustment to retained earnings in the period of adoption. The Company is currently evaluating the potential impact on adoption of this ASU on its financial statements.

There are no other recently issued accounting pronouncements that the Company has yet to adopt that are expected to have a material effect on its financial position, results of operations, or cash flows.

Note 2 – Going Concern

As shown in the accompanying financial statements, as of December 31, 2021, the Company had a cash balance of $100,012, a working capital deficit of $176,368 and accumulated deficit of $114,666 since inception. The Company is too early in its development stage to project revenue with a necessary level of certainty. Therefore, the Company may not have sufficient funds to sustain its operations for the next twelve months from the issuance date of these financial statements and may need to raise additional cash to fund its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company has commenced sales and continues to develop its operations. In the event sales do not materialize at the expected rates, management would seek additional financing or would attempt to conserve cash by further reducing expenses. There can be no assurance that the Company will be successful in achieving these objectives.

The Company continues to pursue sources of additional capital through debt and financing transactions or arrangements, including equity financing or other means. The Company may not be successful in identifying suitable funding transactions in a sufficient time period or at all, and may not obtain the required capital by other means. If the Company does not succeed in raising additional capital, resources may not be sufficient to fund its business. The Company’s ability to scale production and distribution capabilities and further increase the value of its brands, is largely dependent on its success in raising additional capital. In June and August of 2022, the Company raised a total of $1,322,500 of capital from the sale of 1,322,500 shares of Class A common stock, and during March of 2022, the Company raised an additional $1 million from the sale of 2,000,000 shares of Class A common stock.

The financial statements do not include any adjustments that might result from the outcome of any uncertainty as to the Company’s ability to continue as a going concern. These financial statements also do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

F-11

SYRA HEALTH CORP.

NOTES TO FINANCIAL STATEMENTS

Note 3 – Related Party Transactions

Advances from Related Party

As disclosed in Note 7, the Company owed a total of $194,200 and $3,000 at December 31, 2021 and 2020, respectively, for short term advances owed to Sahasra Technologies Corp., doing business as STLogics (“STLogics”), which is an entity beneficially owned by the principal owners and management team of Syra.

Bonuses Awarded to Related Parties

During the year ended December 31, 2021, the Company awarded bonuses of $15,000 and $35,000 to the Company’s CEO and STHolding Corp., an entity owned by the Company’s founders, respectively. The bonuses were paid in 2022 and included in accounts payable, related parties at December 31, 2021.

Office Lease

As disclosed in Note 8, the Company leases its current corporate headquarters under a three-year lease from STVentures, LLC (“STVentures”), an entity beneficially owned by the principal owners and the management team of Syra and their affiliates. The lease commenced on July 21, 2021 and provides for a base monthly rent of $5,332 over the three-year term of the lease. A total of $31,992 was included in selling, general and administrative expenses for the year ended December 31, 2021, and a total of $5,950 was outstanding, as presented within accounts payable, related parties at December 31, 2021.

Common Stock Issuances

As disclosed in Note 10, the Company issued 100,000 shares of common stock on November 21, 2020 to its founders for services rendered in connection with the formation of the entity. In 2022, the Company’s board of directors approved a recapitalization of the Company’s equity, effected as of May 3, 2022 pursuant to which such shares were subsequently exchanged for 1,000,000 shares of convertible Class B common stock.

Capital Contributions

As disclosed in Note 10, the Company received a capital contribution of $300 on September 22, 2021 from the Company’s Chief Executive Officer, Deepika Vuppalanchi.

Information Technology (“IT”) Services

The Company incurred a total of $31,168 of services from Radcube, LLC, which is an entity beneficially owned by the principal owners and the management team of Syra and their affiliates, for outsourced IT services which have been presented within other general and administrative expenses in the statement of operations during the year ended December 31, 2021. The unpaid balance of $29,668 was outstanding at December 31, 2021, as presented within accounts payable, related parties.

Note 4 – Other Receivables

Other receivables consisted of a $21,504 refundable corporate income tax credit from the State of Indiana, called the Economic Development for a Growing Economy (“EDGE”) Tax Credit, which provides an incentive to businesses to support jobs creation, capital investment and to improve the standard of living for Indiana residents.

Note 5 – Property and Equipment

Property and equipment at December 31, 2021 and 2020, consisted of the following:

	December 31,	December 31,
	2021	2020
Office equipment	$6,289	$-
Less: Accumulated depreciation	(207)	-
Total property and equipment, net	$6,082	$-

Depreciation of property and equipment was $207 and $0 for the year ended December 31, 2021 and the period from November 20, 2020 (inception) through December 31, 2020, respectively.

F-12

SYRA HEALTH CORP.

NOTES TO FINANCIAL STATEMENTS

Note 6 – Accrued Expenses

Accrued expenses at December 31, 2021 and 2020, consisted of the following:

	December 31,	December 31,
	2021	2020
Accrued payroll	$47,442	$-
Accrued settlement	28,000	-
Total accrued expenses	$75,442	$-

Note 7 – Advances from Related Party

Advances from related party consists of the following at December 31, 2021 and 2020, respectively:

	December 31,	December 31,
	2021	2020

On various dates from December 30, 2020 through December 15, 2021, Sahasra Technologies Corp., doing business as STLogics, which is an entity beneficially owned by the principal owners and management team of Syra, made short term, non-interest bearing advances due upon demand to the Company, of which an aggregate $742,200 and $3,000 was loaned during the year ended December 31, 2021 and the period from November 20, 2020 (inception) through December 31, 2020, respectively. Syra repaid an aggregate $551,000 of principal on these advances during the year ended December 31, 2021.	$194,200	$3,000
Less: current portion	194,200	3,000
Advances from related party, less current portion	$-	$-

Note 8 – Lease

The Company leases its current corporate headquarters under a three-year lease from STVentures, a related party. The lease covers approximately 2,976 square feet, commenced on July 1, 2021, and provides for a base monthly rent of $5,332 over the three year term of the lease. The Company is occupying the space for executive and administrative offices. Rent expense for the year ended December 31, 2021 was $31,992, which is included in other general and administrative expenses within the statements of operations.

The components of lease expense were as follows:

For the
Year Ended
December 31,
2021
Operating lease cost:
Amortization of right-of-use asset	$27,259
Interest on lease liability	4,733
Total operating lease cost	$31,992

F-13

SYRA HEALTH CORP.

NOTES TO FINANCIAL STATEMENTS

Supplemental balance sheet information related to leases was as follows:

December 31,
2021
Operating lease:
Operating lease assets	$148,664

Current portion of operating lease liability, related party	$56,920
Noncurrent operating lease liability, related party	91,744
Total operating lease liability	$148,664

Weighted average remaining lease term:
Operating leases	2.5 years

Weighted average discount rate:
Operating lease	5.75%

Supplemental cash flow and other information related to operating leases was as follows:

For the
Year Ended
December 31,
2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	$31,992

Leased assets obtained in exchange for lease liabilities:
Total operating lease liabilities	$175,923

Future minimum annual lease payments required under the operating lease and the present value of the net minimum lease payments are as follows at December 31, 2021:

For the Year	Minimum Lease
Ended December 31:	Commitments
2022	$63,984
2023	63,984
2024	31,992
159,960
Amount representing interest	$(11,296)
Present value of net future minimum lease payments	148,664
Less current portion	(56,920)
Operating lease liability, related party, long term	$91,744

On May 1, 2022, the Company amended its lease with STVentures, LLC to expand its office space to occupy approximately 5,978 square feet. The term of the lease covers the remaining twenty-six months of the original lease under substantially the same terms of the original lease, and the monthly rent payments increased to $10,711 per month.

F-14

SYRA HEALTH CORP.

NOTES TO FINANCIAL STATEMENTS

Note 9 – Commitments and Contingencies

Legal Contingencies

On June 28, 2022, the Company entered into a settlement agreement with a former employee pursuant to a wrongful termination lawsuit filed in the U.S. District Court, Southern District of Indiana in the amount of $28,000. The Company accrued the full amount of the settlement as of December 31, 2021, and the settlement was paid in July of 2022.

Note 10 – Stockholders’ Deficit

Class A Common Stock

The Company has 100,000,000 authorized shares of $0.001 par value Class A common stock, and no shares were issued and outstanding as of December 31, 2021.

Convertible Class B Common Stock

The Company has 5,000,000 authorized shares of $0.001 par value convertible Class B common stock, and had 1,000,000 shares issued and outstanding as of December 31, 2021, as retrospectively applied, pursuant to the Company’s subsequent recapitalization in 2022 and effected as of May 3, 2022, whereby the founders exchanged their 100,000 Founders Shares for 1,000,000 shares of convertible Class B common stock. The aggregate fair value of the Founders’ Shares was $100 based on par value of the Company’s common stock, as there was no immediate intrinsic value in the Company upon inception.

Amendment to Articles of Incorporation

On May 2, 2022, the Company amended its Articles of Incorporation to authorize the following:

●	100,000,000 shares of Class A common stock with a par value of $0.001 per share;
●	5,000,000 shares of convertible Class B common stock with a par value of $0.001 per share; and
●	1,000,000 shares of “blank check” preferred stock with a par value of $0.001 per share.

Liquidation rights: In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Class A common stock and the holders of convertible Class B common stock shall be entitled to share equally, on a per share basis, in all assets of the Company of whatever kind available for distribution to the holders of common stock.

Voting: The holders of the Class A common stock and the holders of the convertible Class B common stock shall at all times vote together as one class on all matters, including the election of directors, submitted to a vote or for the consent of the stockholders of the Company. Each holder of shares of convertible Class B common stock shall be entitled to sixteen and one half (16.5) votes for each share of convertible Class B common stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Each holder of shares of Class A common stock shall be entitled to one (1) vote for each share of Class A common stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company.

Each share of convertible Class B common Stock was also convertible into sixteen and one half (16.5) fully paid and nonassessable shares of Class A Common Stock. On October 6, 2022, the Company’s Amended and Restated Certificate of Incorporation was amended to change the conversion ratio from 16.5 shares to 10 shares of Class A common stock. The voting rights remain unchanged.

The voting powers, conversion features, if any, designations, preferences, limitations, restrictions and other rights of each series of preferred stock shall be prescribed by resolution of the Board of Directors at the time a specific series of preferred stock is designated. None of the preferred shares have been designated or issued to date.

Common Stock Issuances

On November 21, 2020, the Company issued 100,000 shares of common stock to its founders for services rendered in connection with the formation of the entity. The aggregate fair value of the common stock was $100 based on par value of the Company’s common stock, as there was no immediate intrinsic value in the Company upon inception. In 2022, the Company’s board of directors approved a recapitalization of the Company’s equity, effected as of May 3, 2022 pursuant to which the equity was recapitalized with the exchange of the 100,000 shares of common stock for 1,000,000 shares of convertible Class B common stock, as retrospectively applied. Each share of convertible Class B common stock was convertible into 16.5 shares of Class A common stock, which was subsequently amended to be convertible into 10 shares on of Class A common stock on October 4, 2022.

F-15

SYRA HEALTH CORP.

NOTES TO FINANCIAL STATEMENTS

Capital Contributions

On September 22, 2021, the Company received a capital contribution of $300 from the Company’s Chief Executive Officer, Deepika Vuppalanchi.

Note 11 - Income Taxes

For the year ended December 31, 2021 and the period from November 20, 2020 (inception) through December 31, 2020, the Company incurred a net operating loss and, accordingly, no provision for income taxes has been recorded. In addition, no benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets. At December 31, 2021, the Company had $139,509 of federal net operating losses. Under the Tax Cuts and Jobs Act of 2017, the net operating loss carry forwards can be carried forward indefinitely, however the deductions are limited to 80% of taxable income.

The effective income tax rate for the year ended December 31, 2021 and the period from November 20, 2020 (inception) through December 31, 2020 consisted of the following:

		For the period from
		November 20, 2020
		(inception) through
	December 31,	December 31,
	2021	2020
Federal statutory income tax rate	21%	21%
State income taxes	3%	3%
Change in valuation allowance	(24)%	(24)%
Net effective income tax rate	-	-

The components of the Company’s deferred tax asset are as follows:

	December 31,
	2021	2020
Deferred tax assets:
Net deferred tax assets before valuation allowance	$33,803	$1,010
Less: Valuation allowance	(33,803)	(1,010)
Net deferred tax assets	$-	$-

Based on the available objective evidence, including the Company’s history of its loss, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company provided for a full valuation allowance against its net deferred tax assets at December 31, 2021 and 2020, respectively.

In accordance with FASB ASC 740, the Company has evaluated its tax positions and determined there are no uncertain tax positions.

F-16

SYRA HEALTH CORP.

NOTES TO FINANCIAL STATEMENTS

Note 12 – Subsequent Events

Repayments of Advances from Related Party

From February 10, 2022 through April 4, 2022, the Company repaid a total of $194,200 of advances owed to STLogics at December 31, 2021.

Line of Credit

On February 7, 2022, the Company entered into a business loan agreement with Citizens State Bank of New Castle pursuant to which it received a revolving line of credit of up to $1,500,000. Pursuant to the terms of the business loan agreement, the line of credit loan balance shall not exceed 75% of the Company’s outstanding accounts receivable due from the State of Indiana aged more than 90 days together with all other accounts receivable aged less than 90 days. The business loan agreement terminates on December 31, 2022 unless extended pursuant to the terms thereof. In the event of a default, all commitments and obligations pursuant to the business loan agreement will terminate immediately and, at Citizens State Bank of New Castle’s request, all Indebtedness (as defined in the business loan agreement) shall become immediately due and payable. Advances on the line of credit are pursuant to a promissory note dated February 7, 2022 which matures on December 31, 2022 and accrues interest at a variable rate of 1.5% above the national prime interest rate as quoted in the Wall Street Journal, not to be less than 4.75% per annum or more than 21% per annum or the maximum rate allowed by law. Interest shall increase by an 2.0% in the event of a default. Pursuant to the promissory note, the Company has been required to pay monthly payments of unpaid interest since March 7, 2022. The Company may prepay all or a portion of the amount due prior to the date upon which it is due without any penalty. In connection with the line of credit, the Company entered into a commercial security agreement with Citizens State Bank of New Castle dated February 7, 2022 pursuant to which it granted Citizens State Bank of New Castle a security interest in the Collateral (as defined in the commercial security agreement) to secure the Indebtedness (as defined in the commercial security agreement).

Class A Common Stock Sales

In June and August of 2022, the Company raised a total of $1,322,500 of capital from the sale of 1,322,500 shares of Class A common stock to a total of twenty-three accredited investors at a share price of $1.00 in a private placement.

During March of 2022, the Company raised $1 million of capital from the sale of 2,000,000 shares of Class A common stock to a total of twenty-two accredited investors at a share price of $0.50 in a private placement.

Class A Common Stock Issued for Services

From February through May of 2022, the Company issued a total of 960,000 shares to six consultants for services provided. The aggregate fair value of the shares was $510,000, based on recent sales of the Company’s Class A common stock to third parties.

In addition to the shares issued for services, there were cash commitments consisting of $175,000 to be paid within 72 hours of the closing of the first pre-initial public offering.

On July 18, 2022, the Company entered into an agreement the representative of the underwriters with respect to its initial public offering of securities providing for the payment of up to $160,000 of accountable expenses. In addition, the representative of the underwriters shall be entitled to cash commission equal to 7.5% of the gross proceeds of the Company’s initial public offering, a non-accountable expense equal to 1% of the gross proceeds of the Company’s initial public offering and warrants to purchase up to 10% of the securities sold in the Company’s initial public offering.

The Company also entered into an agreement with its legal counsel for a flat fee of $300,000, of which $10,000 was paid in March of 2022, $40,000 was paid upon the closing of its initial private placement and the balance, or $250,000, is payable upon the closing of the Company’s initial public offering.

Omnibus Equity Incentive Plan

On April 11, 2022, the Company’s board of directors adopted, and the Company’s stockholders approved, the Syra Health Corp. 2022 Omnibus Equity Incentive Plan (“2022 Plan”). The Company intends to use the 2022 Plan to provide incentives that will assist the Company to attract, retain, and motivate employees, officers, consultants, and directors. The 2022 Plan provides for the issuance of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards. The maximum number of shares of Class A common stock reserved and available for issuance under the 2022 Plan is 1,250,000 shares of Class A common stock; provided that shares of Class A common stock issued under the 2022 Plan with respect to an Exempt Award will not count against the share limit. The Company uses the term “Exempt Award” to mean (i) an award granted in the assumption of, or in substitution for, outstanding awards previously granted by another business entity acquired by the Company or its subsidiaries or with which the Company or any of its subsidiaries merge, or (ii) an award that a participant purchases at fair market value. No more than 1,250,000 shares of the Company’s Class A common stock shall be issued pursuant to the exercise of incentive stock options.

On various dates between July 1, 2022 and September 1, 2022, the Company granted options to purchase an aggregate 39,000 shares of the Company’s Class A common stock at an exercise price of $1.00 per share under the 2022 Plan, which represented the recent sales price of securities to third parties. These options will vest 25% on each anniversary until fully vested.

Consulting Agreement

On March 28, 2022, the Company entered into a consulting agreement with Karmic Payback LLC (“Karmic”), as amended on June 24, 2022, whereby Karmic agreed to provide strategic and financial consulting services to the Company in exchange for total payment of $120,000, which was paid in $60,000 increments on March 28, 2022 and June 24, 2022.

F-17

               Shares

Syra Health Corp.

Class A Common Stock

Prospectus

KINGSWOOD CAPITAL MARKETS

division of Kingswood Capital Partners, LLC

    , 2022

Until                       , 2022 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the securities being registered. All the amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
The Nasdaq Capital Market initial listing fee		*
Transfer agent and registrar fees		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*
Total	$	*

* To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Section 102 of the General Corporation Law of the State of Delaware (the “DGCL”) permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our Certificate of Incorporation provides that no director of the Company shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

II-1

Upon consummation of this offering, our Certificate of Incorporation and Bylaws will provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. We will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our Certificate of Incorporation and Bylaws will provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our Certificate of Incorporation and Bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our Certificate of Incorporation and Bylaws.

In addition, upon consummation of this offering, we intend to obtain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

2022

In 2022 the Company’s board of directors approved a recapitalization of the Company’s equity, effected as of May 3, 2022, pursuant to which the Company issued an aggregate of 1,000,000 shares of its Class B common stock in exchange for 100,000 shares of common stock pursuant to the recapitalization of the Company’s equity.

In May 2022, the Company issued an aggregate of 2,000,000 shares of its Class A common stock at a price of $0.50 per share for aggregate gross proceeds of $1,000,000.

II-2

From July 2022 to September 2022, the Company issued options to purchase up to an aggregate of 39,000 shares of the Company’s Class A common stock at an exercise price of $1.00 per share.

In August 2022, the Company issued an aggregate of 1,322,500 shares of its Class A common stock at a price of $1.00 per share for aggregate gross proceeds of $1,322,500.

In August 2022, the Company issued an aggregate of 960,000 shares of Class A common stock for services.

2020

On November 21, 2020, the Company issued an aggregate of 100,000 shares of common stock for services.

The foregoing offers, sales and issuances were exempt from registration under Rule 701 and Section 3(a)(9) and 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.

Item 16. Exhibits and Financial Statement Schedules

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation, currently in effect
3.2*	Amendment to Certificate of Incorporation dated October 6, 2022
3.3*	Bylaws, currently in effect
3.4*	Amended and Restated Bylaws, to be effective immediately after the closing of this offering
4.1*	Specimen Stock Certificate evidencing the shares of Class A common stock
4.2*	Form of Representative Warrant
5.1*	Opinion of Sheppard, Mullin, Richter & Hampton, LLP
10.1*	Professional Services Contract dated as of May 4, 2021 by and between the Company and Indiana Family and Social Services Administration, NeuroDiagnostic Institute
10.2*	Amendment No. 1 to Professional Services Contract by and between the Company and Indiana Family and Social Services Administration, NeuroDiagnostic Institute
10.3*	Amendment No. 2 to Professional Services Contract by and between the Company and Indiana Family and Social Services Administration, NeuroDiagnostic Institute
10.4*	Form of Indemnification Agreement for Officers and Directors
10.5+*	Syra Health Corp. 2022 Omnibus Equity Incentive Plan
10.6+*	Employment Agreement by and between the Company and Deepika Vuppalanchi dated April 15, 2021
10.7+*	Amendment No. 1 to Employment Agreement by and between the Company and Deepika Vuppalanchi dated September 1, 2021
10.8+*	Amendment No. 2 to Employment Agreement by and between the Company and Deepika Vuppalanchi dated March 1, 2022
10.9+*	Amendment No. 3 to Employment Agreement by and between the Company and Deepika Vuppalanchi dated October 18, 2022
10.10*	Business Loan Agreement by and between the Company and Citizens State Bank of New Castle dated February 7, 2022
10.11*	Commercial Security Agreement by and between the Company and Citizens State Bank of New Castle dated February 7, 2022
10.12*	Promissory Note by and between the Company and Citizens State Bank of New Castle dated February 7, 2022
10.13*	Professional Services Contract dated as of September 3, 2021 by and between the Company and Indiana Family and Social Services Administration, Division of Mental Health and Addiction
10.14*	Vendor Master Services Agreement dated as of September 29, 2021 between PRECISIONvalue (Chicago), LLC and the Company.
10.15*	STVentures Lease Agreement dated July 1, 2021 by and between the Company and STVentures LLC
10.16*	Commercial Lease Addendum dated May 1, 2022 by and between the Company and STVentures LLC
99.1*	Consent of Sherron Rogers, Director Nominee
99.2*	Consent of Andrew M. Dahlem, Director Nominee
99.3*	Consent of Vijayapal R. Reddy, Director Nominee
99.4*	Consent of Ketan Paranjape, Director Nominee
99.5*	Consent of Avutu Reddy, Director Nominee
23.1*	Consent of Friedman LLP, independent registered public accounting firm
23.2*	Consent of Sheppard, Mullin, Richter & Hampton, LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on the signature page to this registration statement)
107*	Filing fee table

*	To be filed by amendment.
+	Indicates a management contract or any compensatory plan, contract or arrangement.

II-3

Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Syra Health Corp. pursuant to the foregoing provisions, or otherwise, Syra Health Corp. has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Syra Health Corp. of expenses incurred or paid by a director, officer or controlling person of Syra Health Corp. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Syra Health Corp. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Syra Health Corp. pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-4

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Carmel, State of Indiana, on the                   day of                , 2022.

SYRA HEALTH CORP.

By:
Deepika Vuppalanchi
Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Deepika Vuppalanchi, his/her true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him/her and in his/her name, place and stead, in any and all capacities to sign any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement, any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any or all pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or any substitute or substitutes for her, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

	Chief Executive Officer and Director	, 2022
Deepika Vuppalanchi	(Principal Executive Officer)

	President and Chairman	, 2022
Sandeep Allam

Priya Prasad	Chief Operating Officer	, 2022

II-5

ALTERNATE PAGES FOR SELLING STOCKHOLDER PROSPECTUS

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated December [ ], 2022

PROSPECTUS

                      Shares of Class A Common Stock

The selling stockholders plan to sell an aggregate of up to                  shares of Class A common stock.

The selling stockholders will not make any sales of their shares until such time as our shares are listed on a national securities exchange. Thereafter, the shares offered by this prospectus may be sold by the selling stockholders from time to time in the open market, through privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale or at negotiated prices. By separate prospectus (the “IPO Prospectus”), we have registered an aggregate of                  shares of our Class A common stock which we are offering for sale to the public through our underwriters.

We have applied to list our Class A common stock on The Nasdaq Capital Market under the symbol “SYRA” which listing is a condition to this offering. We cannot guarantee that we will be successful in listing our Class A common stock on The Nasdaq Capital Market; however, we will not complete this offering unless we are so listed. Upon completion of this offering, we will be a “controlled company” as defined in the corporate governance rules of The Nasdaq Capital Market, however, we do not expect to utilize any related exemptions to governance rules as a result of being a controlled company.

We have two classes of common stock: Class A common stock and convertible Class B common stock (“Class B common stock”). The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to 16.5 votes and is convertible at any time into ten shares of Class A common stock. In addition, each share of Class B common stock will convert automatically into 10 shares of Class A common stock upon any transfer, whether or not for value, except for certain permitted transfers described in our Certificate of Incorporation, including, but not limited to, trusts for the benefit of the stockholder, and partnerships, corporations and other entities owned by the stockholder. Following this offering, the holders of all of our outstanding Class B common stock will hold approximately __% of the voting power of our outstanding capital stock.

The dual-class structure of our common stock as contained in our Amended and Restated Certificate of Incorporation, has the effect of concentrating voting control with those stockholders who hold our Class B common stock after this offering and such Class B holders shall continue to have voting control until they hold under __% of the voting power of our outstanding capital stock. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring stockholder approval, and that may adversely affect the trading price of our Class A common stock

The distribution of the shares by the selling stockholders is not subject to any underwriting agreement. We will not receive any proceeds from the sale of the shares by the selling stockholders. We will bear all expenses of registration incurred in connection with this offering, but all selling and other expenses incurred by the selling stockholders will be borne by them.

We are an “emerging growth company” under the federal securities laws and have elected to be subject to reduced public company reporting requirements. An investment in our Class A common stock may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of your investment. See “Risk Factors” beginning on page 9 to read about the risks you should consider before buying shares of our Class A common stock. An investment in our Class A common stock is not suitable for all investors.

Sales of the shares of our Class A common stock registered in this prospectus and the IPO Prospectus will result in two offerings taking place concurrently which might affect price, demand, and liquidity of our Class A common stock.

You should rely only on the information contained in this prospectus and any prospectus supplement or amendment. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is only accurate on the date of this prospectus, regardless of the time of any sale of securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                  , 2022

EXPLANATORY NOTE

Concurrent with this offering, we are registering shares of Class A common stock in connection with an initial public offering of          shares of our Class A common stock through the underwriters (including           shares of Class A common stock which may be sold upon exercise of the underwriters’ over-allotment option). Sales by stockholders that purchased shares in our Class A common stock from the initial public offering may reduce the price of our Class A common stock, demand for our shares and, as a result, the liquidity of your investment.

SELLING STOCKHOLDERS

This prospectus relates to the resale from time to time by the selling stockholders identified herein of up to an aggregate of                  shares of our Class A common stock (the “Resale Shares”).

The transactions by which the selling stockholders acquired their securities from us were exempt under the registration provisions of the Securities Act.

The Resale Shares referred to above are being registered to permit public sales of the Resale Shares, and the selling stockholders may offer the shares for resale from time to time pursuant to this prospectus. The selling stockholders may also sell, transfer or otherwise dispose of all or a portion of their shares in transactions exempt from the registration requirements of the Securities Act or pursuant to another effective registration statement covering those shares.

The table below sets forth certain information regarding the selling stockholders and the Resale Shares offered in this prospectus. The selling stockholders have had no material relationship with us within the past three years other than as described in the footnotes to the table below or as a result of their acquisition of our shares or other securities.

Beneficial ownership is determined in accordance with the rules of the SEC. The selling stockholder’s percentage of ownership of our outstanding shares in the table below is based upon                  shares of our Class A common stock issued and outstanding as of                  , 2022.

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Before this Offering(1)	Percentage of Common Stock Beneficially Owned Before this Offering	Shares of Common Stock Offered in this Offering	Shares of Common Stock Beneficially Owned After this Offering(2)	Percentage of Common Stock Beneficially Owned After this Offering(2)

TOTAL

(1) Under applicable SEC rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of a convertible security. Also under applicable SEC rules, a person is deemed to be the “beneficial owner” of a security with regard to which the person directly or indirectly, has or shares (a) voting power, which includes the power to vote or direct the voting of the security, or (b) investment power, which includes the power to dispose, or direct the disposition, of the security, in each case, irrespective of the person’s economic interest in the security. To our knowledge, subject to community property laws where applicable, each person named in the table has sole voting and investment power with respect to the shares of Class A common stock shown as beneficially owned by such selling stockholder, except as otherwise indicated in the footnotes to the table.

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(2) Represents the amount of shares that will be held by the selling stockholder after completion of this offering based on the assumptions that (a) all Resale Shares registered for sale by the registration statement of which this prospectus is part will be sold and (b) no other shares of our Class A common stock are acquired or sold by the selling stockholder prior to completion of this offering. However, each selling stockholder may sell all, some or none of the Resale Shares offered pursuant to this prospectus and may sell other shares of our common stock that they may own pursuant to another registration statement under the Securities Act or sell some or all of their shares pursuant to an exemption from the registration provisions of the Securities Act, including under Rule 144.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their Resale Shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. If the Resale Shares are sold through underwriters, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Resale Shares may be sold in one or more transactions at a price of $ per share until our shares are listed on The Nasdaq Capital Market and thereafter at prevailing market prices or privately negotiated prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
●	an exchange distribution in accordance with the rules of the applicable exchange;
●	privately negotiated transactions;
●	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
●	in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such securities at a stipulated price per security;
●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
●	a combination of any such methods of sale; or
●	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. In general, a person who has beneficially owned restricted shares of our Class A common stock for at least six months, in the event we have been a reporting company under the Exchange Act for at least 90 days, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the three months preceding the sale.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the Resale Shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of the Resale Shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Resale Shares if liabilities are imposed on that person under the Securities Act.

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In connection with the sale of the Resale Shares, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of our Class A common stock in the course of hedging in positions they assume. The selling stockholders may also sell Resale Shares short and deliver shares of our Class A common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge the Resale Shares to broker-dealers that in turn may sell such shares.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the Resale Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Resale Shares from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the Resale Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the Resale Shares from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgees, transferees or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the Resale Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the Resale Shares may be deemed to be an “Underwriter” within the meaning of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, such broker-dealers or agents and any profit realized on the Resale Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the Resale Shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Resale Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers. Under the securities laws of some states, the Resale Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Resale Shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that any selling stockholder will sell any or all of the Resale Shares registered pursuant to the registration statement, of which this prospectus forms a part.

None of the selling stockholders who are affiliates of broker-dealers, other than the initial purchasers in private transactions, purchased the Resale Shares outside of the ordinary course of business or, at the time of the purchase of the Resale Shares, had any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities.

We are required to pay all fees and expenses incident to the registration of the Resale Shares. Except as provided for indemnification of the selling stockholders, we are not obligated to pay any of the expenses of any attorney or other advisor engaged by a selling stockholder. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of the Resale Shares, we will file a post-effective amendment to the registration statement. If the selling stockholders use this prospectus for any sale of the Resale Shares, they will be subject to the prospectus delivery requirements of the Securities Act.

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The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of the Resale Shares and activities of the selling stockholders, which may limit the timing of purchases and sales of any of the Resale Shares by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Resale Shares to engage in passive market-making activities with respect to the Resale Shares. Passive market making involves transactions in which a market maker acts as both our underwriter and as a purchaser of our common stock in the secondary market. All of the foregoing may affect the marketability of the Resale Shares and the ability of any person or entity to engage in market-making activities with respect to the Resale Shares.

Once sold under the registration statement, of which this prospectus forms a part, the Resale Shares will be freely tradable in the hands of persons other than our affiliates.

USE OF PROCEEDS

We will not receive proceeds from sales of the Resale Shares made under this prospectus.

DETERMINATION OF OFFERING PRICE

There currently is no public market for our Class A common stock. The shares of Class A common stock may be sold in one or more transactions at a price of $           per share until our shares are listed on The Nasdaq Capital Market and thereafter at prevailing market prices or privately negotiated prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. See “Plan of Distribution” above for more information.

LEGAL MATTERS

Certain legal matters with respect to the validity of the securities being offered by this prospectus will be passed upon by Sheppard, Mullin, Richter & Hampton LLP, New York, New York.

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